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OICF/BY: dw

DATE: 7/11/08

# BURBERRY Group PLC

ESTABLISHED 1856

ANNUAL REPORT 2007 08



# CONTENTS







# FINANCIAL HIGHLIGHTS

Revenue

**£995.4M**
2006/07: £850.3m

Adjusted operating profit

**£206.2M**
2006/07: £185.1m

Profit before tax

**£195.7M**
2006/07: £156.3m

Adjusted operating profit margin

**20.7%**
2006/07: 21.8%

Adjusted diluted earnings per share (pence)

**31.6P**



24.1
29.1
31.6
Year to March
2006
2007
2008


Dividend per share (pence)

**12.0P**



8.0
10.5
12.0
Year to March
2006
2007
2008



**I am pleased to report that 2007/08 was another strong year for Burberry. We continued to be true to the brand's amazing heritage, while evolving to capture the present. We executed current priorities, while thoughtfully evolving our plans and structure for the future.**

Having refined the strategic agenda during 2006/07, Burberry's management and their teams were intensely focused on executing across the five strategic themes in this first full year of execution. With these efforts, the first stage of the strategic plan is now largely implemented. The Group achieved a milestone year: reaching nearly £1 billion in revenue, opening a record number of stores and concessions, and achieving double digit growth across primary product categories, geographic regions and wholesale and retail channels. The year's 18% underlying revenue growth was on top of 15% growth in 2006/07.

**Intensely executing Phase I**

Major execution themes in 2007/08 included:

- Organisation enhancement. Continued enhancement of the organisation's efficiency and effectiveness. Regionally, this was achieved with more complete integrations of each of the European and Asian regions. Functionally, the Group moved closer to its goal of a single, seamless design, merchandising and supply chain organisation. Corporately, business units adopted more formalised methods of reporting and communications.
- Front-end evolution. The front end also continued its evolution with the singular brand vision more clear throughout the organisation and the 'One Brand' strategy more consistently pursued. The year saw further alignment of design and merchandising, a shift in marketing to encompass the full brand expression and efforts to more closely include global licensing partners in these initiatives.
- Back-end transformation. In 2007/08 fundamental transformation of the back end of the business – the operational core – began. SAP implementation entered its most intensive phase, with deployment in key central functions and European retail operations. Restructuring of the sourcing network gained momentum and reconfiguration of local distribution operations began. This fundamental transformation extends into 2008/09.

**Dynamic prioritisation**

This progression across the organisation, front and back ends, resulted in a challenging tension. Advances on the front end enabled the business's accelerated growth, while creating ever greater demands on Burberry's transitional infrastructure. This growth was on top of the strong revenue expansion in 2006/07.

This context forced a reprioritisation of objectives. Looking to capitalise on the brand's momentum, management focused on the growth opportunities. SAP implementation was re-phased to minimise potential disruption, while the distribution and logistics reconfiguration required acceleration. Implementation of other operational initiatives slowed relative to the initial plan – supplier transition and Spain integration, as examples.

The front end/back end tension required this accelerated growth to be funded by incremental expense – from temporary warehouse facilities to the parallel running and maintenance of legacy information systems, among other limitations on the ability to rationalise the infrastructure as planned.

Despite these impediments, the Group produced a 14% increase in underlying adjusted operating profit for the year against a 17% gain in the previous period.

**Foundation for the future**

While executing Phase I, management also began to lay the foundation for the plan's next phases. New businesses, including Burberry Sport and jewellery, were introduced. Childrenswear was elevated to full product division status. New, closer, collaborative relationships are being formed in the Middle East and China, and a more precise view of the opportunities in our large Spain business is emerging.

Beyond commercial activities, we have also formalised the Burberry Foundation, its board of trustees, and the global organisations it will initially support with grants and employee volunteering and mentoring programmes as coordinated by our internal employee board. The Foundation along with Burberry's new Horseferry headquarters will further unite our teams and solidify our culture.

Our teams around the world remain the most important ingredient of Burberry's success. Their passion, dedication, adaptability and drive continue to impress and inspire me every day. Together, we intensely executed on the core strategies while navigating a transformational year, and delivered strong financial results. With a powerful brand, brilliant creative director and seasoned management team, Burberry is well equipped to face the challenges of the year ahead.

**Angela Ahrendts**
Chief Executive Officer







**The past**

**Burberry was founded in 1856, when Thomas Burberry constructed his first outerwear pieces for the local sportsmen of Basingstoke, England. In the century and a half since then, Burberry has come to represent the standard for quality and style in outerwear, anchored by its iconic trench coats, now legendary the world over.**

As early as the beginning of the twentieth century, Burberry was operating stores in Paris, London and Buenos Aires; its clientele have been international for over a century, evidence of the brand's appeal and cachet across cultures.

Throughout the decades Burberry has continued to honour the brand's defining elements and legacy, while tailoring its products to meet the needs of present consumers:

- Authentic British heritage, rooted in the integrity of outerwear
- Broad consumer appeal, across genders and generations
- Globally recognised icon portfolio – the trench coat, trademark check and the Prorsum horse logo

**The present**

**In 2007 Burberry was listed by Interbrand among the 100 most valuable global brands. Looking forward to the next chapter, management continue to build on the brand and its outstanding platform:**

- Unique democratic positioning in the luxury sector
- Multi-category competence: womenswear, menswear, non-apparel – with innovative, functional outerwear at the core
- Global reach with a balance across geographies
- Channel expertise in retail, wholesale and licensing
- A unified, seasoned management team

The team remains acutely aware of the brand's heritage and the associated responsibility while mindful of emerging market trends, rising new economies and changing consumer demands.

The following pages outline Burberry's strategy through the lens of the five strategic themes:

- Leveraging the franchise
- Intensifying non-apparel development
- Accelerating retail-led growth
- Investing in under-penetrated markets
- Pursuing operational excellence





# LEVERAGING THE FRANCHISE





## LEVERAGING THE FRANCHISE FRONT-END OPPORTUNITIES

Through more coordinated use of brand assets and greater integration of its organisation around the globe, Burberry has the opportunity to enhance consumer responsiveness and operate more efficiently and effectively. The potential remains at both the front end of the business, as well as in back-of-house operations.

The front end comprises everything the consumer sees – products, marketing imagery, and stores. Key initiatives include:

- Capitalising on unique positioning. Burberry is uniquely positioned. No other brand within the luxury sector enjoys a comparable platform: approach to the consumer, product breadth and global reach. Day after day, year after year, management seeks to capitalise on the opportunities inherent in this positioning.
- Maintaining brand momentum. Aspirational marketing supports all strategies. In 2007/08 Burberry's consumer communication was restructured for greater clarity and reach. Burberry now consistently delivers the full seasonal expression of the brand to targeted consumers throughout all mediums: runway fashion, modern classic style, casual lifestyle across outerwear, apparel and non-apparel categories.
- Rebalancing the product portfolio. Burberry's renowned Prorsum runway collection continued to lead the reshaping of the product pyramid. Prorsum sales nearly doubled during the year. As the highest expression of the brand, Prorsum also led the way to design innovation throughout the pyramid.
- Reinforcing outerwear heritage and leadership. Rooted in the iconic trench coat, outerwear is the brand defining category. To maintain its leadership, Burberry concentrates on design innovation, category segmentation and supply chain specialisation. In 2007/08 the launch of Burberry Sport added another dimension to the outerwear offering.

Total underlying revenue growth 2007/08

**+18%**



# BACK-OF-HOUSE OPPORTUNITIES

Back-of-house operations comprise the infrastructure and administrative elements that the consumer never sees, but are required to produce Burberry's creative front end.

Historically, Burberry's organisation has been highly decentralised. In 2007/08 the Group continued to integrate, streamline and simplify the structure and processes, creating a more effective and efficient model.

- Central. Burberry continued to elevate and strengthen central functions in supply chain (including sourcing, quality assurance and control, distribution, customer service), planning and procurement. External expertise was added where required, while internal talent was realigned to support and leverage.
- Regions. In Europe, the Group combined the retail and wholesale businesses, creating a single integrated unit better able to capitalise on the opportunities presented by the region. In Asia, Burberry largely completed the integration of a regional unit from a legacy of individual country operations. At the same time, key functional expertise was added across the regions to support continued excellence in execution of core strategies.

**Global licences**

Global licences remain a key component in leveraging the Burberry franchise. These relationships extend the brand into important consumer categories which require the specialised expertise of licensing partners. In eyewear, a new sun and optical business was rolled out across the globe. The second half of the year saw the successful global launch of Burberry The Beat, a new women's fragrance.



# INTENSIFYING NON-APPAREL DEVELOPMENT





# INTENSIFYING NON-APPAREL DEVELOPMENT

Intensify, focus on and invest in non-apparel categories.

While non-apparel was Burberry's fastest growing product segment in 2007/08, this business continues to offer substantial room for growth. In product categories, such as shoes, small leather goods and belts Burberry's presence is small relative to the total market. Non-apparel provides the opportunity to further leverage Burberry's unique positioning, design and merchandising expertise and iconic branding. The Group is intensifying its focus on these categories through investment in product development, marketing and supply chain.

- Handbags. In 2007/08, Burberry continued to build the luxury assortment in handbags with this pyramid tier accounting for over 40% of handbag sales in its own stores. The offering continues to attract new luxury fashion consumers to the brand. At the same time, modern inspirations continued to re-energise and elevate core handbag programmes. In 2007, Burberry appeared among the top ten handbag brands on the Luxury Institute's list of brands named by luxury customers.
- Shoes. Shoe sales more than doubled in the year. Investment in design and technical product expertise along with supply chain functions, in combination with consistent focus on development across the product pyramid, continued to drive the growth of this category.
- Increased marketing focus. Non-apparel categories continued to receive marketing and PR focus via prominence on the runway, editorial priority and heightened presence in global advertising campaigns. In spring 2008, iconic merchandise benefited from renewed marketing emphasis.

Underlying non-apparel revenue growth 2007/08

**+39%**



# ACCELERATING RETAIL-LED GROWTH


BURBE


RY

# ACCELERATING RETAIL-LED GROWTH

Retail-led growth refers not only to the operation of Burberry's own stores, but also to a fundamental shift in the Group's operating culture. Burberry continues to move from a relatively static, traditional, wholesale structure to a more dynamic, retail culture and mindset. This more consumer-centric, responsive organisation is having a positive impact on directly operated stores, franchise partners, wholesale customers and licensing partners worldwide.

Centrally, we continue to work on:

- Efficient collections. Re-orientating design and merchandising toward more style efficient and frequent collections.
- Flow frequency. Increasing the frequency of new goods flowing to stores.
- Extend replenishment. Developing a more extensive replenishment programme.
- Delivery accuracy. Improving the accuracy of scheduled product deliveries.

Looking to the retail stores, we remain focused on:

- Enhancing store productivity. Through balanced assortments, compelling visual presentations, improved sales and service and engaging marketing we look to drive traffic, increase conversion and build average transaction size. Comparable store sales increased 8% in 2007/08.
- Accelerating new store openings. This includes department store concessions, flagships in new, high-demographic markets, and additional stores in new and proven markets. The Group opened net 76 stores during the year.
- Developing and testing retail concepts. In 2007/08, Burberry began testing a new smaller format store concept featuring a largely non-apparel assortment of core accessories, shoes and outerwear. E-commerce, still a relatively new business for Burberry, now extends to 26 European countries.
- Upgrade store image. The Group continues to renovate high profile locations worldwide with a brighter, modern, aesthetic and more efficient and productive design concept.

Underlying retail revenue growth 2007/08

**+20%**



# INVESTING IN UNDER-PENETRATED MARKETS





For Burberry, under-penetrated markets consist of both developed markets like the U.S. and emerging economies, including China, India, the Middle East and Russia. The Group utilises all three of its distribution channels (retail, wholesale and licensing) to optimise its approach to these opportunities.

North America continues to present rich growth prospects. Ongoing efforts with key department and specialty stores customers combined with rapidly expanding retail operations (net eight stores added) drove over 20% underlying sales growth in the North American market in 2007/08. The addition of regional product merchandising, sales and store expertise has underpinned this growth and provided a platform for the future.

In emerging consumer economies, Burberry works with local partners who possess the specific knowledge and resources required to develop the brand in their respective regions. In the Middle East, for example, Burberry has franchised retail and wholesale distribution for the UAE, Kuwait and Saudi Arabia since 2004. This has resulted in a highly successful operation with eight stores and 27% revenue growth in 2007/08.

Number of stores in emerging markets as at March 2008

**79**


RBERRY

# PURSUING OPERATIONAL EXCELLENCE





# PURSUING OPERATIONAL EXCELLENCE

Burberry continues to pursue its goal to be recognised as much for operational expertise as for product and marketing excellence.

Project Atlas – a programme to redesign Burberry's business processes and information systems – remains the key enabler as the Group seeks to operate more efficiently and effectively. Having successfully completed SAP deployment in core central functions in 2007/08, the project moves to regional implementation in 2008/09. This investment benefits every aspect of the business from product design to retail operations to financial reporting.

While Atlas operates on a global scale, Burberry continues to enhance excellence within individual functions:

- Design. Continued style reduction to improve sourcing efficiency, order fulfilment and retail productivity.
- Merchandising. Ongoing effort to build a more dynamic and extensive replenishment programme across retail and wholesale.
- Sourcing. Implementation of an integrated global sourcing strategy and requisite organisation.
- Logistics and distribution. Development of a global logistics strategy, including transition to a global carrier programme and regional distribution hub configuration.

During the year, Burberry has also finalised specification and design of its new Horseferry House headquarters which will allow consolidation of corporate and central functions currently partitioned among five separate locations in London. Relocation is planned for late autumn 2008.

Retail and wholesale gross margin 2007/08

**58.5% – UP 160 BASIS POINTS**









**2007/08 has seen strong growth in Burberry's sales and profits, while the team has successfully delivered on the critical elements of the Group's five-point strategy for generating future value.**

This year, the Group neared £1billion in total revenue, representing 18% underlying growth compared to the previous financial year. Adjusted operating profit increased by 14% underlying while adjusted diluted EPS increased 9% to 31.6p. Accordingly, the Board has announced a 14% increase in the full year dividend to 12.0p, as we progressively move to a dividend payout ratio of 40%. We also returned a further £40m to shareholders via a share buyback.

As you can see from this Annual Report, Burberry has five very clear and measurable strategic initiatives, which determine how it acts and how it invests. During the year, Burberry has made further progress in enhancing the luxury quotient of the business (led by the success of our Prorsum ranges), growing retail (with a record number of store openings) and increasing the penetration of non-apparel (now 32% of retail/wholesale revenue). At the same time, we have been investing to strengthen Burberry's infrastructure, improving efficiency and giving us a platform from which to grow the business so we can deliver sustainable, long-term value to shareholders.

Looking ahead, we are facing an increasingly volatile economic environment. Against this background, Burberry remains above all committed to creating value for our shareholders via the evolution and execution of our strategic initiatives.

I would like to mark a significant Board change. In July 2007, Rose Marie Bravo stepped down following a twelve-month period as Vice-Chairman. As Chief Executive of Burberry from 1997 to June 2006, Rose Marie led the Group through a time of enormous growth and transformation. I would like to thank Rose Marie for her decade of leadership and contribution to Burberry and for her support of the Group's strategic vision for the future.

On behalf of all shareholders, I thank Angela and the team whose people work together so seamlessly to deliver consistent growth. I am confident of their continued success and of the long-term performance of the iconic Burberry brand.

**John Peace**
Chairman

# BUSINESS AND FINANCIAL REVIEW
# OVERVIEW

Burberry is a British global luxury brand with a solid platform, strong international recognition and differentiating brand values that resonate across a multi-generational and dual-gender consumer base. Burberry designs, markets and sources outerwear, womenswear, menswear, non-apparel and childrenswear categories, distributed through a diversified network of retail, wholesale and licensing channels worldwide. Since its founding in England in 1856, Burberry has been synonymous with outerwear quality and its trademarked check icon.

## Regions

### Broad geographic portfolio

Burberry has a broad spread of operations around the world, with stores in 38 different countries. Burberry is under-represented in the Americas (currently 26% of sales) as well as Emerging Markets, including China, India, Russia, Eastern Europe and the Middle East, which today contribute 6% to sales.

## Channels

### Balanced channel mix

Burberry sells its products to the end consumer through both the retail and wholesale channels and has a good balance between the two – retail was 49% of revenue in 2008 and wholesale was 43%.

### Retail/wholesale revenue by destination 2007/08



| | |
|---|---|
| Europe | 32% |
| Spain | 17% |
| Americas | 26% |
| Asia Pacific | 21% |
| Rest of World | 4% |

Americas: includes US and Canada

Asia Pacific: South East Asia and Australasia

### Revenue by channel 2007/08



| | |
|---|---|
| Retail | 49% |
| Wholesale | 43% |
| Licensing | 8% |

Retail: includes 97 mainline stores, 231 concessions within department stores and 40 outlets

Wholesale: includes sales to hundreds of prestige department stores and specialty retailers around the world, as well as sales to franchisees who operate 79 Burberry stores, mainly in Emerging Markets

Licensing: royalty income received from Burberry's partners in Japan and from global licensees for fragrance, eyewear and timepieces

The business is managed in three ways – by region, by product and by channel. Each category (womens, mens, non-apparel and childrenswear) is distributed in all regions (Europe, Spain, Americas and Asia Pacific) through retail and wholesale channels and with selective licence arrangements.

## Products

### Diversified offering

The Burberry brand has broad consumer appeal. The business is balanced between womenswear (38% of 2008 revenue), menswear (27%) and non-apparel (32%). Outerwear is the core of the product offer and the category in which Burberry is top-of-mind among consumers. Burberry continues to grow this category by constant product innovation. Another of its key strategies is to grow non-apparel – revenue here increased by nearly 40% in 2008. Burberry also sees opportunities in menswear and childrenswear over time.

### Product pyramid

As Burberry develops each collection, it thinks about building a 'pyramid' or product hierarchy in each product category.

At the top, are the Prorsum collections. These are the most luxurious and fashion forward lines, based on four catwalk/runway shows each year – they provide design inspiration for other ranges.

In the middle of the pyramid, is the London Collection – best thought of as what Burberry's customer wears weekdays.

And at the base of the pyramid, are the Lifestyle collections – best represented by what Burberry's customer wears at the weekend.

### Retail/wholesale revenue 2007/08



Womenswear 38%
Menswear 27%
Non-apparel 32%
Other 3%


Non–apparel: includes handbags, soft accessories such as scarves, small leather goods, shoes, belts and jewellery

Other: mainly childrenswear

### Product pyramid



Prorsum
London Collection
Lifestyle


Historically, sales at Burberry have been concentrated in the base of the pyramid. While it defends and innovates these Lifestyle ranges, Burberry's strategy is to improve the luxury quotient of the business – driving up the proportion of sales in the Prorsum and London Collections. This is a key component of one of the five strategies – leveraging the franchise and Burberry has proven success in areas such as luxury handbags and outerwear.

## Markets in which Burberry operates

Burberry operates in the global luxury sector. Although there are many ways of defining this market, Burberry estimates it is worth about £140bn globally.

As the chart below shows, the luxury goods market has grown by about 9% per annum over the last few years. The fundamental long-term drivers of growth include:

- rising GDP around the world, particularly in emerging economies including Brazil, Russia, India and China;
- rising disposable incomes, with more high net worth individuals (HNWIs) in both core and emerging markets. HNWIs are defined as consumers with financial assets (not including their primary residence) in excess of US$1million. They have a higher propensity to purchase luxury goods than other consumers;
- increasing demand for luxury brands, especially among the younger generation as consumer aspirations develop;
- more international travel and tourism; and
- continuous product innovation by luxury brands creating demand for new products.

The luxury goods market is made up of apparel (c.30%), accessories (c.20%) including handbags and shoes, perfume and cosmetics (c.25%) and hard luxury (c.20%) including watches and jewellery. Burberry designs and sources its own products in the apparel and accessories sectors. Elsewhere it uses the expertise of its global licence partners, in categories often too technical for it to produce or distribute, such as fragrances, timepieces and eyewear.

## Competitive position

In the year to 31 March 2008, Burberry's reported sales were £995m. If however its wholesale and licensing revenue is converted to retail sales value (that is what the consumer spends on Burberry products), the global sales of the Burberry brand are estimated to be £3bn. This makes Burberry a significant global luxury brand.

Burberry competes with many different luxury goods companies. Some are large international conglomerates, owning many luxury brands; others are focused on just one brand globally; while others are smaller or more local brands. Some are listed on stock exchanges around the world; others are privately held. Burberry has slightly different peers in womenswear, menswear and non-apparel as Burberry is one of the few luxury brands that can succeed across all categories.

Part of Burberry's management team's remuneration depends on how well it performs relative to its peers. The full list of competitors used for this purpose is given on page 89 of this report and includes Bulgari, Hermes, LVMH, PPR and Richemont.

### Global luxury goods market (retail value £bn)

**£140bn**
in 2007


100
110
120
130
140
Year to December
2003
2004
2005
2006
2007

### Luxury goods market by product category

| | |
|---|---|
| Apparel | 30% |
| Accessories | 20% |
| Hard luxury* | 20% |
| Perfumes & cosmetics | 25% |
| Other | 5% |



* e.g. watches and jewellery.

# OUR KEY STRATEGIES AND KPIS

**Key strategies**

To capitalise on the growth opportunities that Burberry has, we have five key strategic initiatives, which are described in detail on pages 10 to 47.

The following key performance indicators (KPIs) are reviewed by the Board and the management team to assess Burberry's progress against its five strategic initiatives. Although the trends in each of the KPIs below will obviously be influenced by more than one of the strategic initiatives, the following information provides investors with a clear scorecard for Burberry's performance.

## MEASURING THE SUCCESS OF FIVE KEY STRATEGIES



STRATEGY
Leveraging the franchise
Intensifying non-apparel development
Accelerating retail-led growth
Investing in under-penetrated markets
Pursuing operational excellence
KPIS
Total revenue growth
Growth in non-apparel revenue
Growth in retail revenue
Number of stores
Number of stores in Emerging Markets
Retail and wholesale gross margin
Adjusted retail and wholesale profit margin

### Leveraging the franchise

KPI: Total revenue growth, which measures the appeal of the brand to consumers, be it through Burberry stores or those of its department store or specialty retail customers.

Total revenue (£millions)

**£995M, +18%**
in 2007/08


743
+3%
850
+15%
995
+18%
Licensing
Wholesale
Retail
Year to March
2006
2007
2008

Growth rate is year-on-year underlying change i.e. at constant exchange rates as originally reported and excluding effects of acquisitions and retail conversions.

In 2008, Burberry's revenue was £995m – an 18% underlying increase on the previous year. Sales through the retail channel increased by 20%; in wholesale by 20% and licensing 3%, as the modernisation of its core icons, the diversified product offering and consistent marketing message, continued to appeal to consumers globally.

### Intensifying non-apparel development

KPI: Growth in non-apparel revenue, which measures the success of Burberry's initiatives to expand in this category, which includes handbags, small leather goods, scarves, shoes, belts and jewellery.

Non-apparel revenue (£millions)

**£290M, +39%**
in 2007/08


189
+0%
211
+15%
290
+39%
Year to March
2006
2007
2008

Revenue is retail and wholesale only. Growth rate is year-on-year underlying change i.e. at constant exchange rates as originally reported.

In 2008, non-apparel revenue increased by 39%, compared to 18% for Burberry as a whole. Non-apparel accounted for 32% of retail and wholesale revenue, compared to 28% last year. Luxury handbags continued to drive growth and revenue from shoes more than doubled from a small base.

### Accelerating retail-led growth

KPI: Growth in retail revenue, being comparable store sales growth, which measures how Burberry is increasing the productivity of its existing stores; plus sales from new space.

#### Retail revenue growth (percentage)

**+20%**
in 2007/08



11%
24%
20%


- ■ New space
- □ Comparable stores

Year to March — 2006 2007 2008

Comparable store sales growth is defined as the annual percentage increase in sales from stores that have been open for more than 12 months, adjusted for closures and refurbishments.

In 2008, comparable store sales growth increased by 8% (H1 11%; H2 6%) – a solid performance as global economic conditions deteriorated throughout the year. The balance of revenue growth came from new space, which increased 12% on average during the year.

KPI: Number of stores, which measures how Burberry extends the reach of its brand globally.

#### Number of stores

**368**
in 2007/08



262
292
368


- ■ Outlets
- ■ Concessions
- □ Mainline

As at March — 2006 2007 2008

Burberry opened 76 stores in 2008, including a net 20 mainline stores and a net 49 concessions around the world. This is a marked acceleration from 2007 when it opened 11 mainline stores and 17 concessions. In 2009, it expects to open about 15 mainline stores and add a total of 12-13% to average selling space.

### Investing in under-penetrated markets

KPI: Number of stores in Emerging Markets, which measures how Burberry extends the reach of its brand in these high potential countries.

#### Number of stores in Emerging Markets

**79**
stores in 2007/08



58
58
79


As at March — 2006 2007 2008

Emerging Markets include: China, the Middle East, Eastern Europe, Russia, Brazil, India and other parts of South East Asia, South Africa and South America.
Note reclassification of 11 wholesale accounts to franchise stores in H2 2007/08.

In Emerging Markets, in conjunction with its local partners, Burberry added another 10 franchise stores during 2008. (Burberry also reclassified 11 wholesale accounts to franchise stores during 2007/08). Burberry expects about 15-20 new stores to be opened in 2009, including further stores in Russia, India and the Middle East.

In North America, which Burberry has also identified as an under-penetrated market, underlying retail and wholesale revenue increased by 26% in 2008.

### Pursuing operational excellence

KPI: Retail and wholesale gross margin, which measures, among other things, how efficiently Burberry is sourcing products.

Retail/wholesale gross margin (percent)

**58.5%**
in 2007/08


55.2%
56.9%
58.5%
Year to March
2006
2007
2008

Gross margin in retail and wholesale channels combined increased by 160 basis points in 2008 due to better sourcing of products and the mix change in favour of non-apparel, which, as a whole, is a higher gross margin category than apparel. For the year as a whole, retail and wholesale revenue grew by broadly the same amount so there was no mix impact.

KPI: Adjusted retail and wholesale operating profit margin, which measures how Burberry's initiatives and its investment to improve its business processes, including sourcing, IT and logistics are impacting its profit margin.

Adjusted retail/wholesale operating profit margin (percent)

**14.9%**
in 2007/08


14.5%
14.6%
14.9%
Year to March
2006
2007
2008

Adjusted operating profit margin is before Atlas costs, plant closure costs and net profit on HQ relocation.

Burberry's adjusted retail and wholesale operating profit margin increased by 30 basis points to 14.9% in 2008. The increase in margin has been achieved after costs associated with a record number of new store openings in the year and significant investment in the corporate centre to support the current and forecast levels of growth. Particular areas to highlight are supply chain, IT, design and merchandising and marketing, as well as upgrading corporate functions.

### Creating shareholder value

KPI: Growth in adjusted diluted EPS which is a key valuation metric for Burberry shareholders.

Adjusted diluted earnings per share growth (pence)

**31.6p**
in 2007/08


24.1
+9%
29.1
+21%
31.6
+9%
Year to March
2006
2007
2008

Diluted EPS before Atlas costs, plant closure costs and net profit on HQ relocation. Growth rate is year-on-year change ie. at reported exchange rates.

Adjusted diluted EPS rose 9% to 31.6p in 2008, reflecting 11% growth in adjusted operating profit, partially offset by a net interest charge of £6m and a higher tax rate in 2008 than the prior year.

#### Total shareholder return

As explained on page 85 in the Report on Directors' Remuneration and related matters, Burberry also monitors Total Shareholder Return (TSR). This measures the growth in value of a shareholding, assuming dividends are reinvested to purchase additional units of stock.

While Burberry and its luxury peers have underperformed the market this year, over the last five years the TSR for Burberry shares continues to outperform the FTSE 100 index.

#### Corporate responsibility

Burberry also recognises its responsibility to key stakeholders in managing its business. On pages 69 to 73 the progress Burberry has made this year in respect of its supply chain, people management and employee communications, community involvement and environmental matters, is reported.

**In order to drive growth by pursuing its five key strategies, Burberry must continue to invest in its key resources of:**

### People

Burberry employs more than 5,500 people worldwide. The team has increased and been strengthened considerably over the past year to drive delivery of the five strategic initiatives and support and sustain continued growth. Burberry is committed to attracting, retaining and developing world class talent. As the business grows and the demand for expertise and ability across the organisation increases, Burberry is ensuring that it develops a robust 'pipeline' of talent throughout the Group.

### Brand

With over 150 years of history, rooted in its authentic British heritage and the integrity of its outerwear, Burberry continues to strive to elevate and extend the brand. The brand has broad consumer appeal across genders and generations; a unique demographic positioning within the luxury arena and global reach. Burberry continues to invest in the brand by continually promoting design innovation, reinventing its icons to enhance their aspirational appeal and supporting the brand with effective marketing and merchandising campaigns.

### Infrastructure

Crucial to Burberry's ability to deliver sustainable growth is an efficient infrastructure, including its stores, supply chain, IT systems, logistics and distribution capabilities. Historically Burberry's organisation has been highly decentralised, so today it is integrating this around the world. Burberry aims to be recognised as much for its operational expertise as for its product and marketing excellence and has been investing in its business processes and systems recently.

## Group financial highlights

- Revenue of £995m, up 18% on an underlying basis, 17% reported. Exchange rates reduce revenue by £12m.
- Adjusted operating profit of £206.2m, up 14% on an underlying basis, 11% reported. Exchange rates reduce adjusted operating profit by £5.0m.
- Adjusted operating margin of 20.7%, or 21.0% at constant exchange rates (2007: 21.8%), as proportion of revenue from high margin licensing declines.
- Adjusted retail/wholesale operating margin up to 14.9% (2007: 14.6%).
- Profit before tax up 25% reported, after Atlas costs of £19.6m and £15.1m net profit relating to the relocation of global headquarters.
- Reported tax rate of 30.9% (2007: 29.5%, including a 1.5% one-off benefit).
- Adjusted diluted EPS of 31.6p, up 9%, reflecting operating profit growth partly offset by a higher interest charge and tax rate.
- Final dividend of 8.65p per share giving 12.0p for the full year, as the payout ratio is moved progressively towards 40%.

| | Year to 31 March | | % change | |
|---|---|---|---|---|
| £ million | 2008 | 2007 | reported | underlying |
| Revenue | 995.4 | 850.3 | 17 | 18 |
| Cost of sales | (377.7) | (329.0) | (15) | |
| Gross margin | 617.7 | 521.3 | 18 | |
| Adjusted operating expenses | (411.5) | (336.2) | (22) | |
| **Adjusted operating profit** | **206.2** | **185.1** | **11** | **14** |
| Atlas costs | (19.6) | (21.6) | | |
| Plant closure costs | – | (6.5) | | |
| Relocation of headquarters | 15.1 | – | | |
| **Operating profit** | **201.7** | **157.0** | **28** | **32** |
| Net finance charge | (6.0) | (0.7) | | |
| **Profit before taxation** | **195.7** | **156.3** | **25** | |
| Taxation | (60.5) | (46.1) | (31) | |
| Attributable profit | 135.2 | 110.2 | 23 | |
| **Adjusted EPS (pence)** | **31.6** | **29.1** | **9** | |
| EPS (pence) | 30.5 | 24.7 | 23 | |
| Diluted weighted average number of ordinary shares (millions) | 442.8 | 446.1 | | |

EPS is calculated on a diluted basis.

**Continued to execute against the five key strategic initiatives**

In the year to March 2008, Burberry grew revenue by 18% and adjusted operating profit by 14% on an underlying basis. There was further evolution in the front end of the business, with growth in the top part of the product pyramid, a record number of store openings and increased non-apparel penetration. The back of house infrastructure and processes were further upgraded, especially in IT, supply chain and logistics.

All of this was achieved in an external environment that became increasingly challenging during the second half. Against this background, Burberry continued to deliver operational efficiencies, while maintaining the strong momentum of the brand with consumers worldwide.

Leveraging the franchise

Historically, Burberry was a collection of decentralised regions and business units, each with an independent approach in areas such as design, merchandising and supply chain. Over the last year, continued progress has been made in working as one company and one brand – with a more cohesive global advertising campaign, small apparel licences brought in house and further strengthening of the regional and corporate teams.

Outerwear, which is the cornerstone of the brand, continues to show strong growth, driven by product and fabric innovation, the launch of Burberry Sport and packables and global replenishment for top styles. For Autumn/Winter 2008, the penetration of outerwear as a proportion of sales is expected to increase by several percentage points for both womenswear (to over 50% of category sales) and menswear (to over 40% of category sales).

Intensifying non-apparel development

In the year to March 2008, non-apparel sales increased by 39% on an underlying basis, generating 32% of retail and wholesale revenue – up from 28% in 2007. Luxury handbags continued to perform strongly and sales of shoes more than doubled in the year. Soft accessories benefited from increased product innovation, especially in the use of the iconic check. Jewellery was launched for Spring/Summer 2008 and luggage is being tested in Autumn/Winter 2008. Investment in these categories continues, adding dedicated teams in product development and sourcing, for example.

Accelerating retail-led growth

During the year, a record number of Burberry stores were opened – a net 20 mainline stores, 49 concessions and 10 stores operated under franchise. These included directly-operated mainline stores in key luxury markets such as Florence, Italy, the Beverly Center, Los Angeles and Aspen, Colorado; more concessions in prestige department stores in London, Milan, Dublin and Korea; and franchise stores in high potential markets including Russia and the Middle East.

The culture of Burberry continues to move from a traditional wholesale structure to a more dynamic retail mindset. Initiatives include more frequent flow of products and basic replenishment, which are benefiting the group's retail stores as well as its wholesale and licensing partners.

Investing in under-penetrated markets

North America remains a key target market for Burberry. Revenue increased by 26% on an underlying basis in the year to March 2008, with strong growth in both the wholesale and retail channels. In 2008/09, Burberry plans to open 8-10 mainline stores, refurbish several of its higher profile stores including Beverly Hills, Los Angeles and the Venetian, Las Vegas, while further upgrading its wholesale offer, especially in new categories such as childrenswear and shoes.

Wholesale revenue from Emerging Markets, which include China, the Middle East, Eastern Europe, Russia, Brazil and India, increased by over 50% in the year, with strong double-digit comparable store sales growth in these franchised stores. Ten stores were opened during the year, including three in Russia, one in Saudi Arabia and a third store in Turkey. Burberry plans to open about 15-20 stores in conjunction with its franchises in 2008/09, weighted towards the second half, in locations including South Africa and India.

Pursuing operational excellence

As highlighted in the Interim Management Report in November 2007, Burberry faced an intense period of activity in the second half of the year. The business continued to experience high volume growth driven by the strength of its product designs. At the same time, the group was in the most demanding phase of implementing its new IT infrastructure (SAP), while also rapidly evolving its global supply chain and logistics functions.

During the second half, the new SAP platform was used to sell, procure and ship Spring/Summer 2008 products and the retail selling system in Europe (excluding Spain) was implemented. Although typical data and process issues arose, the project is now starting to deliver very early benefits, especially in the core central product and merchandising functions. Full rollout to the US and much of Asia is planned during the year to March 2009. The wider Atlas programme, which included improving business processes as well as the SAP implementation, has delivered the targeted cumulative £20m benefit to profits, mainly through supply chain efficiencies.

## Outlook

### Retail

In the year to March 2009, Burberry expects average selling space to increase by 12-13% year-on-year, including about 15 mainline store openings.

### Wholesale

Based upon orders received to date, Burberry expects wholesale revenue in the six months to September 2008 to increase by around 10% on an underlying basis. Spain is expected to show further weakness offset by good growth in a l other regions, especially North America (up by over 20%) and Emerging Markets.

### Licensing

In the year to March 2009, Burberry again expects broadly flat underlying licensing revenue, with modest volume growth in apparel in Japan and good volume growth from global product licences, offset by the non-renewal of certain other licences. The impact of the Yen exchange rate on reported revenue and profit is expected to be about £2m favourable.

### Capital expenditure

In the year to March 2009, Burberry expects capital expenditure to be between £90m and £95m (2008: £49m). As previously disclosed, this includes the costs of fitting out the new global headquarters and showrooms (Horseferry House) which will be between £20m to £25m in total. The balance is broadly equally split between new stores, store refurbishments (including Beverly Hills, Los Angeles and Knightsbridge, London) and other spend, including supply chain and IT projects.

### Net debt

Burberry had net debt of £64.2m at 31 March 2008 (30 September 2007: £89.2m; 31 March 2007: £2.8m). The net interest charge for the year to March 2008 was £6.0m. A higher charge is expected for 2009 as average net borrowings for the year exceed the year-end debt position, due in part to the seasonality of the business.

Going forward, the Board now believes it is appropriate to carry year-end net debt of up to about £100m, enabling Burberry to return any funds not required for investment in the business to shareholders through share buybacks.

## Revenue analysis

### Revenue by region

Revenue by origin of business

| | Year to 31 March | | % change |
|---|---|---|---|
| £ million | 2008 | 2007 | reported |
| Europe* | **364.5** | 270.7 | 35 |
| Spain | **172.8** | 173.9 | (1) |
| Americas | **231.6** | 192.6 | 20 |
| Asia Pacific | **226.5** | 213.1 | 6 |
| **Total** | **995.4** | 850.3 | 17 |

* Excluding Spain.

### Retail/wholesale revenue by destination

| | Year to 31 March | | % change | |
|---|---|---|---|---|
| £ million | 2008 | 2007 | reported | underlying |
| Europe* | **291.8** | 229.8 | 27 | 26 |
| Spain | **161.6** | 151.8 | 6 | 1 |
| Americas | **234.8** | 196.5 | 19 | 26 |
| Asia Pacific | **189.1** | 167.5 | 13 | 17 |
| Rest of World | **33.3** | 18.6 | 79 | 79 |
| **Total retail/wholesale** | **910.6** | 764.2 | 19 | 20 |

* Excluding Spain.

The comments on page 61 refer to revenue by destination which better reflects the regional demand for Burberry products.

## Europe

Revenue in Europe increased by 26% on an underlying basis (27% reported), with Italy and Germany among the best performing markets. Retail and wholesale revenue both grew by over 20%, helped by the strength of product designs, newly opened stores and new and refurbished concessions. Wholesale revenue accounted for just over half of the region's sales.

## Spain

Revenue in Spain was up 1% on an underlying and 6% on a reported basis.

Retail sales accounted for nearly 40% of Spain's revenue, with the majority coming from over 100 women's, non-apparel and childrenswear concessions. Comparable store sales were strongly ahead in the first half of the year, but reversed sharply in the second half, falling year-on-year. This reflects a more difficult economic environment in Spain.

Wholesale revenue in the year continued to trend down, reflecting the challenging external environment and the ongoing decline of small independent retailers in Spain. The majority of wholesale revenue comes from selling to about 1,000 multi-brand accounts.

For 2008/09, Burberry is planning on the basis of no improvement in the Spanish economy or retail environment over that seen in the second half of 2007/08. Burberry continues to implement a series of initiatives in Spain – further evolving the product offer and integrating the brand and infrastructure, including the supply chain, more closely with its global business. Childrenswear is one of the Group's key growth opportunities and the existing team in Spain is being strengthened to help capitalise on this.

## Americas

Americas revenue increased by 26% on an underlying basis (19% reported). There was over 20% underlying growth in the retail channel, which accounts for more than two-thirds of Americas revenue, and exceptional growth in wholesale, driven in both channels by increasing productivity of existing space and new stores and doors.

## Asia Pacific

Asia Pacific revenue increased by 17% on an underlying basis (13% reported). Retail and wholesale channels grew roughly equally (retail accounted for over half of the region's revenue).

During the year, significant progress was made in realigning the region under one strengthened management team (historically it reported as eight separate businesses). In Korea, Burberry's largest Asian market outside Japan, the distribution of the brand has been refined, luxury handbags are now 40% of handbag sales (up from 17% a year ago) and concessions are being relocated and refurbished – an initiative which will continue in the current year. Hong Kong remains a strong market for Burberry, with double-digit comparable store sales growth in the year, led by continued focus on non-apparel and outerwear and increased tourism from mainland China.

Revenue by channel of distribution

| £ million | Year to 31 March 2008 | 2007 | % change reported | underlying |
|---|---|---|---|---|
| Retail | 484.4 | 410.1 | 18 | 20 |
| Wholesale | 426.2 | 354.1 | 20 | 20 |
| Licensing | 84.8 | 86.1 | (2) | 3 |
| Total | 995.4 | 850.3 | 17 | 18 |

Retail

Retail sales grew by 20% on an underlying basis (18% reported) in the year, contributing 49% of total revenue.

Comparable store sales grew by 8% (11% in H1; 6% in H2), with the economic environment becoming more volatile as the second half progressed. Growth came from successful product innovation, a more frequent flow of new goods and replenishment. Luxury handbags and outerwear performed particularly well, contributing to a further increase in the average unit retail price in mainline stores.

There was double-digit comparable store sales growth in the United States, with strong performances in major metropolitan areas and tourist cities. Europe and Asia Pacific showed positive comparable store sales growth, with France, Italy and Hong Kong among the strongest markets.

Year-on-year average selling space increased by 12% and the total net selling space at 31 March 2008 was approximately 740,000 square feet. During the year, Burberry opened a net 20 mainline stores, bringing the total to 97 stores globally. The number of concessions in prestige department stores increased by 49, including additional and upgraded concession corners in Korea and the conversion to retail of 20 babywear corners in Spain. Store refurbishments continued, increasing selling capacity, sales efficiency and improving aesthetics.

Wholesale

Wholesale revenue, which contributed 43% of total sales in the year, increased by 20% on an underlying and reported basis. By region, Europe, North America and Emerging Markets had the strongest growth, while Spain remained down year-on-year.

Wholesale momentum reflects both the strength of Burberry's product designs, as well as its more dynamic, retail-led model, with a more frequent flow of product to customers and inventory now available to replenish core styles during a selling season. Wholesale revenue grew by 16% in the first half of the year to March 2008, increasing to 25% in the second half. This performance builds on 17% growth in the second half of the financial year 2006/07.

In North America, sales of core categories such as outerwear grew strongly, reflecting increasing penetration in existing doors. New doors were selectively added in major department stores in categories such as handbags, shoes and Prorsum.

Licensing

Total licensing revenue in the year increased by 3% on an underlying basis (down 2% reported). The weakness of the Yen reduced reported revenue by £5.4m in the year, although this was partly compensated for by the strength of the Euro in the second half.

There was modest growth in Japan in both apparel and non-apparel and global product licensees delivered strong growth. New products included Burberry The Beat and Brit Sheer fragrances, as well as Black Label eyewear in Japan, appealing to a young, male consumer. As part of Burberry's strategy to move to a more consistent global product offer, certain licences, predominantly in menswear, were not renewed, which reduced revenue by £1.7m.

Retail/wholesale revenue by product category

| £ million | Year to 31 March 2008 | 2007 | % change reported | underlying |
|---|---|---|---|---|
| Womenswear | **345.2** | 305.5 | 13 | 14 |
| Menswear | **247.8** | 227.0 | 9 | 10 |
| Non-apparel | **289.7** | 211.2 | 37 | 39 |
| Other* | **27.9** | 20.5 | 36 | 38 |
| **Total retail/wholesale** | **910.6** | 764.2 | 19 | 20 |

* Mainly childrenswear

Womenswear (38% of sales)
Womenswear revenue grew by 14% on an underlying basis, driven by Prorsum, seasonless and fashion outerwear.

Menswear (27% of sales)
Menswear revenue grew by 10% underlying, with new modern outerwear styles driving this performance. The revitalisation of menswear continues in Autumn/Winter 2008, with further product innovation in outerwear, Sport and tailoring (in the London Collection part of the pyramid). The non-renewal of certain menswear licences enables a more cohesive tailored collection.

Non-apparel (32% of sales, up from 28% in 2007)
Non-apparel was the fastest growing of Burberry's main product categories in the year, up 39% underlying, as it benefited from product innovation and prominent positioning in global advertising campaigns.

Luxury handbags continued to drive the growth in both retail and wholesale channels. During the year, revenue from shoes more than doubled at wholesale value, albeit from a small base, as Burberry replicated the strategies it has used successfully in outerwear and luxury handbags. Notably, Burberry invested in dedicated design, merchandising and sourcing teams, expanded the Prorsum and London Collection shoe ranges and supported this with more focused marketing. As a result, the average selling price in shoes increased by over 20% for Autumn/Winter 2007.

Other
Revenue here, which is mainly childrenswear, grew by 38% on an underlying basis. Burberry's first ever standalone childrenswear store was opened in Lee Gardens, Hong Kong in March 2008.

## Operating profit analysis

Total operating profit

| £ million | Year to 31 March 2008 | 2007 | % change reported | underlying |
|---|---|---|---|---|
| Retail/wholesale | 135.6 | 111.7 | 21 | 23 |
| Licensing | 70.6 | 73.4 | (4) | 1 |
| **Adjusted operating profit** | **206.2** | **185.1** | **11** | **14** |
| Adjusted operating margin | 20.7% | 21.8% | | |
| Atlas costs | (19.6) | (21.6) | | |
| Plant closure costs | – | (6.5) | | |
| Relocation of headquarters | 15.1 | – | | |
| **Operating profit** | **201.7** | **157.0** | **28** | **32** |

Adjusted operating profit grew by 11% to £206.2m in the year. Exchange rates reduced profit by £5.0m or 3%. The adjusted operating margin fell by 110 basis points, with the increase in retail/wholesale operating margin offset by a lower proportion of profit from higher margin licensing.

Atlas costs, which relate to the Group's infrastructure redesign initiative, were £19.6m. As previously announced, Burberry completed the sale of its central London building (Haymarket) during the year, in advance of the global headquarters relocation planned for late 2008. The net profit relating to this disposal was £15.1m and the cash proceeds were £28m.

Retail/wholesale adjusted operating profit

| £ million | Year to 31 March 2008 | 2007 | % change reported |
|---|---|---|---|
| Revenue | 910.6 | 764.2 | 19 |
| Cost of sales | (377.7) | (329.0) | (15) |
| Gross margin | 532.9 | 435.2 | 22 |
| Gross margin % | 58.5% | 56.9% | |
| Adjusted operating expenses | (397.3) | (323.5) | (23) |
| **Adjusted operating profit** | **135.6** | **111.7** | **21** |
| Adjusted operating expenses as % of sales | 43.6% | 42.3% | |
| Adjusted operating margin | 14.9% | 14.6% | |

Gross margin

Gross margin in retail and wholesale combined increased by 160 basis points for the year as a whole (H1: 300 basis points; H2: 40 basis points).

The majority of the improvement came from Atlas-related benefits, predominantly from better sourcing of products. Burberry also benefited from non-apparel growth, which, as a whole, is a higher gross margin category than apparel. For the year, retail and wholesale revenue grew by broadly the same amount so there was no impact from channel mix. As previously noted, retail sales in the second half came in modestly behind plan, with proportionally more inventory sold during the usual sale period. As expected, this negatively impacted gross margin in the second half.

For 2008/09, Burberry expects a further improvement in gross margin from supply chain savings, although not at the rate experienced during 2007/08, offset in part by the continuing impact of reducing excess inventory.

Operating expenses

About two-thirds of Burberry's operating expenses are incurred in the regions, with the balance at corporate headquarters, which includes design, product development, merchandising, marketing, supply chain, warehousing and distribution and IT, as well as central functions such as finance, human resources and legal.

In the year to March 2008, operating expenses incurred by the regions fell as a percentage of sales. This reflected the operating leverage benefits of 19% revenue growth and was achieved despite the costs associated with a record number of store openings.

In the corporate headquarters, as previously discussed, there was significant investment to support the current and forecast levels of growth at Burberry. Warehousing and distribution costs also increased significantly as additional shifts and temporary capacity was added to deal with volume growth and changes in the business model.

Combined, these factors led to operating expenses as a percentage of sales increasing by 130 basis points in 2007/08.

For 2008/09, a further reduction in operating expenses as a percentage of sales is expected from the regions.

However, two factors are expected to lead to an increase in operating expenses as a percentage of sales of over 100 basis points in 2008/09. As planned, the move to Horseferry House, the new global headquarters and showrooms, will incur one-off double running costs of about £6m, mainly in the first half of the year. Secondly, the roll out of SAP to Asia and the United States will incur about £4m of costs, which will be charged to operating expenses (in 2007/08 the costs were charged below adjusted operating profit).

In addition to these £10m of costs, there will be continued investment in areas such as design and supply chain to support new product categories, as well as the full year impact of the investments made during 2007/08. Given the current challenging external environment, the group is carefully monitoring all discretionary spend in areas such as headcount, travel and marketing.

Burberry has recently implemented new global carrier arrangements for the transport of goods from suppliers to distribution centres. By reducing the number of carriers from over 30 to three, there will be savings of about £2m in the first year by leveraging scale. The initiative will also significantly improve visibility and service levels.

Licensing adjusted operating profit

| £ million | Year to 31 March 2008 | 2007 | Year to 31 March 2008 At constant FX |
|---|---|---|---|
| Revenue | **84.8** | 86.1 | 88.3 |
| Cost of sales | **–** | – | – |
| Gross margin | **84.8** | 86.1 | 88.3 |
| Gross margin % | **100%** | 100% | 100% |
| Adjusted operating expenses | **(14.2)** | (12.7) | (14.2) |
| **Adjusted operating profit** | **70.6** | **73.4** | **74.1** |
| Adjusted operating margin | **83.3%** | 85.2% | 83.9% |

As outlined earlier, on an underlying basis, licensing revenue was up by 3% (down 2% reported). As the table above shows, exchange rates reduced both revenue and gross margin by £3.5m, leading to compression of the operating margin. The exchange rate impact reflects a weak Yen (£5.4m negative impact), partly offset by a stronger Euro in the second half. In the year to March 2009, the impact of the Yen exchange rate on reported revenue and profit is expected to be minimal (about £2m favourable).

Taxation

The taxation rate on reported profit before tax for the year was 30.9%. This compares to 29.5% for 2006/07 when there was a 1.5% one-time benefit relating to the settlement of certain transfer pricing arrangements.

The taxation rate on adjusted profit before tax was 30.1%, after an adjustment relating to the net profit on the disposal of its central London building (Haymarket).

For 2008/09, Burberry expects a similar taxation rate on reported profit before tax of about 31%.

Cash flow and net debt

Net debt at 31 March 2008 was £64.2m, compared to £89.2m at 30 September 2007 and £2.8m at 31 March 2007. The major cash flow movement was a £123m outflow for inventory, as a result of three main factors. The largest of these was a one-off step change in stock required to support the new business model, particularly holding inventory for replenishment and the new market calendar with an April floorset. The second largest factor was inventory to support growth in the business, with the balance being an outflow due to retail sales modestly behind plan in the second half of the year.

Other major cash flows were capital expenditure (2008: £49m up from £34m in 2007), taxation paid (£53m), a £28m inflow from the disposal of the central London building (Haymarket), dividend payments of £47m (2007: £37m) and a £40m outflow on the share buyback programme, where 6.2m shares were purchased.

The net interest charge for the year to March 2008 was £6.0m.

**The management of the business and the execution of the Group's growth strategies are subject to a number of risks, the occurrence of any one of which may adversely affect the management of the Group and the execution of growth strategies.**

The key business risks affecting the Group are set out below. The steps the Group takes to address these risks, where they are matters within its control, are also described. Such steps will mitigate but not eliminate these risks. Some of the risks relate to external factors which are beyond the Group's control. The order of the risks is in no way an indication of their relative importance, and each of the risks should be considered independently. If more than one of the events contemplated by the risks set out below occurs, it is possible that the combined overall effect of such events may be compounded.

Risks are formally reviewed by a Risk Committee of executive management including the Chief Executive Officer, Chief Financial Officer, General Counsel and Secretary and also by the Audit Committee. Key business risks are also considered generally as part of the Group's strategy development and ongoing business review processes.

**The cumulative change and significant growth within the business places a significant pressure on resources**

The combination of the significant business growth, the development of the Group's IT infrastructure and the development of the global supply chain combine to exert significant pressure on the business. Governance processes have been put in place for each major programme and these are supplemented by monthly operational meetings with senior management to review operational performance. The senior management team has been strengthened to further support these key initiatives and external consultants are used to supplement internal skills where required.

**Burberry faces increasingly intense competition**

Competition in the luxury goods sector has intensified in recent years and Burberry is faced with increasing competition in many of our product categories and markets. The Group competes with international luxury goods groups who control a number of luxury brands and may have greater financial resources and bargaining power with suppliers, wholesale accounts and landlords. If Burberry is unable to compete successfully, operating results and growth may be adversely impacted.

**The inability to anticipate and respond to changes in consumer demand and product category trends on a timely basis could adversely impact sales**

The Group's business depends, in part, on the ability to shape, stimulate and anticipate consumer demand by producing innovative, fashionable and functional products. Categories are cyclical, so it is critical the Group builds responsive product teams to exploit trending categories, launch new categories and balance core apparel and non-apparel categories. The Burberry check and outerwear are both an integral part of the brand's success.

Burberry continues to protect its classic core market by adding innovation to further stimulate sales to current customers, while attracting new customers to the brand. The Group balances and plans all categories and brand icons through a strict product hierarchy. The Group is also increasing the frequency of its collections so as to be more responsive to fashion and consumer trends and implementing a replenishment programme to protect the core.

To continue brand momentum, and to protect market share in apparel and non-apparel, the Group features outerwear and the Burberry check icons as part of seasonal marketing initiatives.

**Burberry's operating results are subject to seasonal fluctuations and vary based on the weather**

In recent years, the world has seen more unpredictable global weather patterns. Burberry's business, particularly with respect to apparel, broadly operates on a seasonal basis (Spring/Summer and Autumn/Winter) and the Group has experienced, and expects to continue to experience, substantial seasonal fluctuations in sales and operating results. In particular, results vary based on the weather because of the large proportion of outerwear products Burberry offers and the effect of the weather on retail markets generally. As a result of these fluctuations, comparisons of sales and operating results between different periods within a single financial year are not necessarily meaningful. In addition, these comparisons cannot be relied on as indicators of the Group's future performance.

**The economic downturn could affect consumers' purchases of discretionary luxury items which could adversely affect Burberry's sales**

In common with all Burberry's competitors, there are many factors which affect the level of consumer spending on discretionary luxury items. During a recession, when disposable income is lower, a downturn in our key markets may adversely affect Burberry's sales.

A significant proportion of the Group's sales are generated by customers, (in particular Middle Eastern, Russian, Japanese,

Chinese and other Asian customers) who purchase products while travelling either overseas or domestically. As a result, shifts in travel patterns or a decline in travel volumes could materially affect trading results.

**Burberry is exposed to foreign currency fluctuations**

Burberry derives a significant percentage of its profits from its Japanese licensing arrangements. As a consequence, the Group is exposed to a significant risk associated with the Yen to Sterling exchange rate.

In addition, the Group is continuing to expand its operations in the US and Europe as part of its strategy to accelerate retail expansion in key under-penetrated markets. As the Group's presence in the US and Europe increases, it will be exposed to an increased risk associated with the US Dollar to Sterling exchange rate and Euro to Sterling exchange rate.

The Group manages a significant proportion of the foreign currency exposures by the use of forward exchange contracts. Currency fluctuations affecting the Yen, Euro and the US Dollar will nevertheless affect results and profitability.

**Burberry is dependent on the strength of its trademarks and other intellectual property rights**

Burberry's trademarks and other proprietary rights are fundamentally important to the success and competitive position of the business. Unauthorised use of the 'Burberry' name, the Burberry check and the Prorsum horse logo as well as the distribution of counterfeit products damage the Burberry brand image and profits. If a third-party registers one of the Group's trademarks or similar trademarks, in a country where we do not currently trade, this would create a barrier to commencing trade under those marks in that country. In addition, if a third-party publishes harmful material using our trademarks, Burberry's brand image could suffer.

The Group has a dedicated team operating internationally to establish and protect its trademarks and other intellectual property rights. Where infringements are identified, the Group resolves these through a mixture of criminal and civil legal action and negotiated settlement.

Nevertheless, it is not possible to guarantee that the actions taken to establish and protect the Group's trademarks and other proprietary rights will be adequate to prevent imitation of Burberry's products by others. Trademarks and intellectual property rights, while subject to international treaties, are largely driven by national law and the protection of intellectual property rights varies from one jurisdiction to another. The Group cannot therefore necessarily be as effective in all jurisdictions in addressing counterfeit products. In many territories the Group is dependent upon the vigilance and responsiveness of law enforcement bodies whose priorities may differ from our own. They are also subject to budgetary constraints and prioritise their actions accordingly. Whilst the Group works closely with customs and other law enforcement bodies, ultimately we cannot direct their actions.

**There is a risk of over-reliance on key product manufacturers**

In a number of key product categories Burberry is reliant on a small number of suppliers. During the year, the Group has further strengthened its supply chain management team to enable us to continue to evolve and develop our manufacturing base to further mitigate the risk associated with over-reliance on key product suppliers. Where suitable alternatives exist, the Group has reduced volumes with key suppliers on whom the Group is over-reliant and continues to look for suitable additional suppliers to further reduce such over-reliance.

**Burberry could suffer if its supply chain is unable to produce and deliver goods at a competitive price, on time and to our specification**

Burberry continues to evolve its sourcing strategy, refining its selection of suppliers to maintain and enhance product quality whilst improving sourcing efficiency. Burberry has already realigned its organisational design to help facilitate this. There are further opportunities to develop more robust supplier management processes and these will help ensure that the Group continues to produce merchandise of the right quality, in accordance with our ethical policy, and delivered in accordance with our requirements. This process may adversely affect relationships with existing suppliers during the transition period. If Burberry suppliers fail to ship products on time, or quality is substandard, this could lead to the Group missing delivery dates to its customers, potentially resulting in cancelled orders or price reductions. Further, such a failure could affect wholesale customers' confidence which could adversely affect subsequent seasons. The Group has evolved its design calendar to enable increased product refreshment and replenishment. This will enable the Group to respond more efficiently to changing circumstances and to reduce the risks associated with placing excessive capacity with key product suppliers. The Group has also increased the capacity of our distribution centres.

**If Burberry loses key management or is unable to attract and retain the talent required for its business, its operating results could suffer**

Burberry's performance depends largely on its senior managers and design teams. The resignation of key individuals and the inability to recruit people with the right experience and skills to facilitate future business growth could adversely impact Burberry's results. To mitigate these issues the Remuneration Committee regularly benchmarks the Group's incentive schemes against the market and considers the framework in place to recruit, incentivise and retain key individuals. In addition, there is an ongoing recruitment programme overseen by the EVP Corporate Resources and Chief Executive Officer to ensure that we strengthen and develop our senior management team by identifying, developing and nurturing high potential talent.

**A substantial proportion of the Group's revenue and profits is reliant upon business in Japan and key global licensees**

A significant source of profit is derived from the royalties received from licensees, specifically the Group's licensees in Japan, and the fragrance licensee InterParfums S.A. Burberry relies upon licensees, among other things, to maintain operational and financial control over their businesses. Should these licensees fail to effectively manage their operations the Group's income from royalties would decline.

Failure to manage these key relationships effectively could have a material impact on the sales, profitability and reputation of the Group. To minimise the risks in Japan, Burberry has established its own offices and operations in Tokyo.

A number of the Group's licences have been renegotiated to give improved control over the brand, and more active product development is being undertaken with key licensees. The Group regularly implements royalty reviews of licensees, but cannot guarantee that they will reveal any non-compliance with the terms of the relevant licence.

**Burberry may be unable to control its wholesale and licence distribution channels satisfactorily**

The Group relies upon the ability to control its distribution networks and licensees to ensure that products are sold in environments consistent with the Group's luxury image. An action by any significant wholesale customer or licensee, such as presenting Burberry products in a manner inconsistent with our preferred positioning, would be damaging to our brand image. If, due to regulatory, legal or other constraints, we are in any way unable to control our wholesale distribution networks and licensees, the Burberry brand image, and therefore results and profitability, may be adversely affected.

**In key emerging markets, particularly China, Burberry is largely dependent upon third-party operators with the associated lack of direct control and transparency**

In key emerging markets, Burberry operates through third-party franchisees. In particular, a third-party retail operation has been developed in China. The Group largely depends upon the expertise of these franchisees given our relative lack of experience in this region. During the year, the Group has strengthened its resources internally, and where appropriate have our own staff based within these operations who work closely with our franchisees to further develop operational models to enable greater control and visibility.

**Burberry has a number of key customers whose business represents a substantial portion of our sales**

The Group dedicates resources to these customers and maintains close relationships with such customers so we can understand and respond to their needs.

**Burberry relies upon our licensees, suppliers, franchisees, distributors and agents to comply with relevant legislation**

The Group expects its licensees, suppliers, franchisees, distributors and agents to comply with employment and other laws relating to their country of operation and to operate to good ethical standards. We are, however, unable to guarantee that this is the case, although we are improving our processes to gain assurance that our licensees, suppliers, franchisees, distributors and agents comply with our terms and conditions and relevant local legislation and good practice.

**Major incident**

A significant incident such as a terrorist attack at one of the Group's key locations could significantly impact the operation of our businesses. In such circumstances, we cannot ensure the uninterrupted operation of the business, particularly in the short-term. Business continuity plans are in place to mitigate but not eliminate the operational risks.

**The quality of Burberry products is implicit.This does not simply refer to the rigorous nature of the design, sourcing and quality assurance functions. When buying a Burberry product, customers associate themselves with the heritage and craftsmanship of the brand. Ever since Thomas Burberry started making outdoor garments for explorers and military officers, Burberry has strived to exceed the expectations of its customers. It is therefore important that the Group's relationships with suppliers and other stakeholders are fair, responsible, and of high integrity.**

The Group's Corporate Responsibility Committee (the 'Committee') is responsible for ensuring that the overall management of social, ethical and environmental matters are given due consideration. The Committee is chaired by the General Counsel and Secretary who takes overall accountability for Corporate Responsibility matters on behalf of the Board. The Committee held four formal meetings in the financial year to 31 March 2008. In addition, the Environmental Committee, comprising of operational staff from our UK, Spanish and US divisions, met four times. The Risk Committee, which also considers Corporate Responsibility matters, met three times, and a Worldwide Health and Safety Committee was established during the year.

Burberry is included in the FTSE4Good Indices and is a signatory of the UN Global Compact. Burberry embraces, supports and enacts the ten UN Global Compact principles of human rights, labour standards, the environment, and anti-corruption. The human rights and labour standards principles are embedded in the management of the Group's supply chain, the environment principles in the environmental management systems and anti-corruption in the code of business ethics.

### Supply chain

Our approach

Pursuing operational excellence is one of the Group's key strategic themes and Burberry's goal is to be recognised as much for operational expertise as for luxury products. This strategy is applied to the Group's relationships with suppliers and to the expectations placed upon them. Regardless of where the Group's factories are based they are governed by its ethical trading policy, which includes managing labour standards and environmental conditions in the factories that produce Burberry's luxury goods. This policy is based on internationally accepted codes and published in full on our website at www.burberryplc.com under the 'Corporate Responsibility' section.

As a global luxury goods group, Burberry manufactures the majority of its products in Europe, primarily in Italy and the UK. The Group supports its standards with a programme of factory assessments conducted either by its own specialist teams or by third-party experts, during which assessments of the working environment and worker interviews take place.

Burberry engages in many industry initiatives and has recently joined Business for Social Responsibility (BSR). Since 2006, Burberry has been an active participant in the apparel industry Corporate Responsibility Brand Collaboration Network. Through this network the Group works with other brands to conduct factory audits more effectively and to ensure a clear message is given on what improvements are needed. Brand collaboration allows factories to spend more time on making improvements and less on dealing with auditors from different brands.

Highlights of the year:

- Conducted over 300 factory visits to assess compliance with the Burberry Ethical Trading Policy.
- Further increased the Group's internal specialist team of compliance officers, responding to some concerns from stakeholders regarding third-party monitoring.
- Increased the number of audits with non-governmental organisations' auditing bodies.
- 17 suppliers have invested in long-term Corporate Responsibility training programmes, which focus on solutions to labour and environmental issues.
- Burberry held seminars for many of its suppliers updating them on the global Corporate Responsibility programme and providing training on the Burberry Ethical Trading Policy. These seminars were held in the suppliers local language.
- Burberry launched a confidential worker hotline in a number of factories. The hotline has the dual benefit of being both a whistle-blowing line as well as providing counselling to workers.

Operational responsibility for ethical supply chain management resides with Burberry's Corporate Responsibility Manager who is supported by an internal team and external experts. Performance is reported to the Risk Committee (comprising the Chief Executive Officer, the Chief Financial Officer and the General Counsel and Secretary) as well as to the Corporate Responsibility Committee.

In 2007/08 the Group's objectives were to:

- Continue to assess suppliers' adherence to the Group's ethical standards.
- Increase the number of random spot check visits by Burberry Corporate Responsibility personnel to ensure high standards.
- Increase the levels of 'on the ground' resource to better enable suppliers to achieve high standards.
- Increase levels of stakeholder engagement so that, where applicable, the Group can align its activities with the expectations of its stakeholders.
- Continue and increase involvement in leading industry Corporate Responsibility initiatives, cooperating in innovation and best practice to raise industry standards.

- Commence the roll-out of confidential worker hotlines, both to act as a counselling line for workers and to provide a tool for whistle-blowing on poor practice.

The Group has met all of the above objectives.

In 2008/09 the Group intends to:

- Continue to assess suppliers' adherence to the Group's ethical standards, further increasing the number of random spot check visits by Burberry Corporate Responsibility personnel and adding further 'on the ground' resource for auditing and training.
- Participate in a number of Business for Social Responsibility (BSR) working groups such as the 'Mills' working group and 'Beyond Monitoring' working group.
- Launch the confidential hotline in two more countries.

Fur

As an international luxury brand producing apparel and accessories with a strong outerwear heritage, there has been and will continue to be occasions where consumer tastes demand the use of natural hides. The Group believes that any materials derived from animals should be produced without inflicting cruelty or threatening the environment and will not use natural hides if there is any concern that they have been produced by the unacceptable treatment of the animals. For this reason the Group does not source such materials from China.

The Group sources natural hides very carefully, safeguarding the correct ethical standards and traceability. Fur is principally sourced from SAGA furs in Finland who are known for upholding high standards of ethical treatment of animals and share the Group's concerns about animal welfare. The farms which supply fur are open to third-party inspections at any time.

## People

Employment

The Group employs over 5,500 people worldwide and is organised into three regions – Europe, Asia and the Americas with the Global Head Office based in London. The workforce has increased and strengthened considerably over the past 12 months to drive delivery of the five strategic themes and support and sustain continued growth.

The Group is committed to attracting, retaining and developing world class talent. As the business grows and the demand for expertise and capability across the organisation increases, Burberry is ensuring that it develops a robust 'pipeline' of talent throughout the Group. Succession planning is a critical activity whereby we evaluate who we have within the business that can develop over time to move into more senior/critical roles throughout the Group.

To encourage open dialogue about personal development, the performance of all employees is reviewed in a structured format on an annual basis. Informal conversations also take place throughout the year to review progress and discuss employees' views and aspirations. The performance rating awarded on an annual basis is used as one of the factors which determine pay, supporting our aim of paying for performance.

As the business continues to grow and we evolve our organisational design, the requirements for new roles and skills are identified. Where appropriate, our preference is to promote internally. To support our succession planning we are committed to supporting all employees with their personal development. This takes a variety of formats such as specific projects, attending bespoke workshops or relevant work experience. Those identified with high potential will receive more robust development support, tailored to address individual needs. If it becomes necessary to recruit externally we follow a fair and thorough selection process. In all cases, people are selected on the basis of skills and experience and without regard to sex, race, ethnic origin, nationality, marital status, age, religion, disability or sexual orientation.

People management

The integrated global Human Resources (HR) function is structured to support the three regions and the Global Head Office. The team consists of a) generalists who demonstrate a broad skill set and b) experts in the dedicated centres of excellence: resourcing, learning and development, and compensation and benefits.

Employee communications

A dedicated communications function is responsible for ensuring that effective mechanisms are in place to provide all employees with sufficient information and updates about the Group's progress. The Chief Executive Officer and senior management host a quarterly webcast which has a global reach and discusses the Group's financial performance, progress against the strategic themes and current developments/initiatives taking place within the Group. In addition, the Chief Executive Officer regularly hosts 'round table' meetings with each function. These meetings provide the opportunity for employees to share progress in their functions and the challenges they face across the business.

The Group is proud to announce the success of the first series of award ceremonies which are taking place across the three regions and Head Office. Employees across the globe have the opportunity to nominate their colleagues for a Burberry Icon Award, which is awarded to employees who have made an exceptional contribution to the business, measured against the five strategic themes. This has become a highly coveted accolade.

### Health and safety

In 2003, the Group began a partnership with a third-party health and safety auditor in the UK to review its existing standards. Since then, the Group has continued with the audit programme and ensures that all UK manufacturing sites and distribution centres are audited at least annually with our major offices and retail locations being audited at least once every three years. We are pleased to report that our overall UK audit scores continue to steadily improve as a result of the thorough implementation of audit recommendations (prioritised on the basis of risk) and improved overall housekeeping.

As with many global businesses, the challenge the Group faces is to find a consistent approach to the management and reporting of health and safety worldwide that is easy to administer yet meets regional legislative expectations. The Group has already extended the auditing programme to include some of the major European retail stores and have also had audits undertaken in the US operation. In addition, the Group is in the process of reviewing its accident reporting and assurance framework for its major operations.

Further information regarding the Group's health and safety policy is provided in the Directors' Report on page 77.

## Burberry and the community

### Community involvement

The Group's community involvement is focused on working in the spheres of fashion and textiles education, humanitarian issues and the arts. By working in close partnership with a number of organisations we aim to raise awareness and promote understanding of issues we believe are important in our industry and in the communities in which we operate.

Examples of the Group's involvement during 2007/08 include:

- Burberry contributed a specially designed coat to Earth Pledge's FutureFashion Show at New York Fashion Week, an eco-friendly runway show aimed at raising awareness about the need to use sustainable materials in the fashion industry.
- Christopher Bailey, Creative Director, designed a T-shirt for the Fashion for Relief initiative. The T-shirts were sold at Burberry's UK stores and through the ecommerce website, with 100% of the proceeds going to the Rotary Flood Appeal. In addition, the Group donated merchandise for the Fashion for Relief catwalk show at London Fashion Week; the merchandise was later sold as part of a special auction with all proceeds also benefiting the Rotary Flood Appeal.
- Christopher Bailey acted as mentor to the finalists in the Fashion Fringe competition, which supports young up and coming designers. The winner of the competition received a £10,000 bursary donated by Burberry.
- Burberry, accompanied by Razorlight, participated in Fashion Rocks 2007, an event which celebrated the relationship between music and fashion. Proceeds from the event went to the Prince's Trust.
- Employees at Burberry's offices in Korea established a charitable programme of events in support of the Zion Home Orphanage in Seoul, which included the donation of personal computers, a television and books.

Following a review of its supply chain in 2006, the Group closed its factory in Treorchy. Prior to the closure on 30 March 2007, the Group made every possible effort to mitigate the consequences for those employees who were affected, by offering a programme of retraining and outplacements. To help address the wider longer-term issues the Group committed to donating £150,000 a year over the next ten years to projects to benefit the community. During the financial year ended 31 March 2008, the Group made its first donation of £150,000 to the Rhondda Trust, an independent trust, which will determine how to use Burberry's donations for the benefit of the local community.

During the financial year, the Group committed £1.0m for the benefit of charitable causes of which £0.4m was donated during the year.

### The Burberry Foundation

The Burberry Foundation (the 'Foundation') was established as a charitable trust during 2007/08. The mission of the Foundation is to help young people realise their dreams and potential through the power of their creativity. The Foundation is committed to dedicating its global resources to help young people build confidence, make connections in their communities, and grasp opportunities to succeed. The Foundation is in the process of establishing partnerships with a view to making long-term commitment to multi-year investments with selected charitable organisations in the UK, US and in Hong Kong, representing one location in each of the regions in which Burberry operates.

A global employee committee, made up of regional and corporate employee representatives, has been established to consider the Foundation's potential partnerships and make recommendations to its board of trustees. The global employee committee will also seek to promote and harness employee involvement with the Foundation's partners.

## Burberry and the environment

The Group has a wide-ranging dependence and impact on the planet's resources. These range from the growing and processing of raw materials to produce yarns and fabrics, to the shipping of goods to Burberry stores and customers, to the running of retail operations, offices and factories and finally to the plastic and paper packaging the consumer throws away.

Burberry is committed to reducing these dependencies and impacts as far as possible throughout its business, meeting all environmental legislation and reducing all major sources of pollution. The Environmental Committee met four times in the last year to track performance against targets and included input from our European, US and Asian retail and wholesale operations. This committee then reports into the Corporate Responsibility committee.

Highlights of the year:

- Burberry's Spanish wholesale operation achieved ISO14001 accreditation in June 2007.
- Conducted an environmental review and training programme of our operations in Taiwan and Hong Kong. These are now included in the Group's Environmental Management System.
- Worked with the Carbon Trust in the UK to assess the energy saving opportunities in our internal UK manufacturing sites.
- Continued to install 20 watt metal halide bulbs in our European stores replacing the 50 watt versions.
- Installed 'smart meters' to track electricity use in our UK retail stores that do not already have continuous monitoring in place.
- Burberry Spain ran two internal environment campaigns, one on water use and one on waste.
- Continued to share environmental best practice between our operating sites. We hope to extend this during the next year.
- Re-engineered some of our packaging in order to be more environmentally efficient and reduce the amount of empty space we store and ship around. For example,we reduced the thickness of our polo shirt bags by 31%, saving an estimated 40 tonnes of plastic.

In 2007/08 the Group's objectives were:

- To have over 90% of our directly owned business operations covered by the Environmental Management System. This has been achieved.
- To develop an off-the-shelf environmental training pack for managers, based on Group best practice, carried forward to 2008 following a review of our policy and strategy.
- To examine the opportunities for extending ISO 14001 certification, following its application at our major Spanish wholesale site. A management briefing has been circulated to assess feasibility and implementation.

In 2008/09 the Group intends to:

- Introduce a new web-based system for tracking environmental KPIs.
- Hold our first global staff environment day.
- Establish a network of environmental champions around the business.
- Develop an off-the-shelf environment training pack for managers based on Group best practice.

## Burberry Corporate Responsibility data

| Year to March | 2008 | 2007 | 2006 |
|---|---|---|---|
| **SUPPLIERS** | | | |
| Number of Corporate Responsibility visits/audits | **314** | 100 | 73 |
| **HEALTH AND SAFETY** | | | |
| Riddors per 100,000 hours worked in the UK | **0.39** | 0.30 | 0.26 |
| 3rd party H&S audits/reviews in the UK and Europe | **13** | 12 | 11 |
| **ENVIRONMENT** | | | |
| **ENERGY** | | | |
| **Energy use (Mil kWh)** | **53.3** | 48.2 | 44.4 |
| UK energy use (Mil kWh) | **20.0** | 24.0 | 26.0 |
| Spain Wholesale (Mil kWh) | **7.7** | 8.0 | 8.5 |
| US (Mil kWh) | **10.7** | 9.4 | 8.2 |
| Asia and Korea (Mil kWh) | **2.2** | 2.2 | 1.7 |
| European retail (Mil kWh) | **4.4** | 4.3 | – |
| Spanish ECI concessions (newly owned) | **8.0** | – | – |
| Energy use (kWh per £1000 of turnover) | **53.5** | 56.7 | 59.8 |
| **WASTE** | | | |
| **Packaging used (tonnes)** | **1,979** | 1,431 | 1,357 |
| UK total (tonnes) | **1,280** | 902 | 822 |
| of which is purchased transit packaging (tonnes) | **518** | 361 | 385 |
| Spain total (tonnes) | **699** | 529 | 535 |
| Packaging used (Kg per £1000 turnover) | **2.0** | 1.7 | 1.8 |
| **Solid waste (tonnes)** | **2,029** | 1,589 | 632 |
| UK total (tonnes) | **1,143** | 1,056 | – |
| of which % recycled | **38%** | 23% | – |
| Spain total (tonnes) | **550** | 533 | 632 |
| of which % recycled | **41%** | 40% | 35% |
| US wholesale total (tonnes) | **336** | – | – |
| of which % recycled | **54%** | – | – |
| Solid waste (Kg per £1000 of turnover) | **2.0** | 1.9 | – |
| **CLIMATE CHANGE** | | | |
| **Tonnes CO2 from building energy use** | **22,500** | 19,300 | 17,700 |
| from electricity | **17,000** | 16,000 | 14,000 |
| from ECI concessions electricity | **3,100** | – | – |
| from gas | **1,800** | 2,800 | 3,100 |
| from fuel oil | **600** | 500 | 600 |
| Building energy CO2 (kg per £1000 of turnover) | **22.6** | 22.7 | 23.8 |
| **Tonnes CO2 from air travel** | **2,731** | 2,066 | 1,395 |
| UK based employees | **1,761** | 1,447 | 1,395 |
| Spain based employees | **707** | 619 | – |
| Korea based employees | **263** | – | – |
| Air travel CO2 (kg per £1000 of turnover) | **2.7** | 2.4 | 1.9 |
| **COMMUNITY** | | | |
| Indirect donations GBP m | **0.20** | 0.01 | 0.20 |
| Direct donations GBP m | **0.40** | 0.20 | 0.30 |
| **Key figures** | | | |
| Full time equivalents | **5,660** | 5,218 | 4,651 |
| Turnover (GBP m) | **£995.4** | £850.3 | £742.9 |

The data in the table above comes from a combination of automated and manual internal processes. The majority is based on actual data, supplemented where necessary by some approximations. Most figures are subject to internal review on a quarterly basis.



# BOARD OF DIRECTORS

**John Peace (59)†‡**
Chairman
John Peace has been Chairman of Burberry since June 2002 and is also Chairman of the Nomination Committee. He is Chairman of the Board of Experian Group Limited and is Deputy Chairman and Senior Independent Director of Standard Chartered PLC. John is also Chairman of the Board of Governors of Nottingham Trent University, Deputy Lieutenant for the County of Nottinghamshire, a Fellow of the Royal Society of Arts and Chairman of The Work Foundation. Previously he was Group Chief Executive of GUS plc from 2000 until 2006, having been a director of GUS since 1997.

## Executive directors

**Angela Ahrendts (47)†**
Chief Executive Officer
Angela Ahrendts became Chief Executive Officer in July 2006, having served as an executive director since January 2006. Prior to her appointment, Angela held various senior appointments at Liz Claiborne Inc from 1998, most recently as Executive Vice President. She was also Executive Vice President of Henri Bendel from 1996 to 1998 and President of Donna Karan International from 1989 to 1996.

**Stacey Cartwright (44)**
Chief Financial Officer
Stacey Cartwright was appointed Chief Financial Officer of Burberry on 1 March 2004. She had previously been Chief Financial Officer at Egg plc between 1999 and 2003, and from 1988 to 1999 she held various finance-related positions at Granada Group plc.

## Non-executive directors

**Philip Bowman (55)*†‡**
Non-executive director
Philip Bowman joined the Board in June 2002 and is the Senior Independent Director and Chairman of the Audit Committee. He was appointed Chief Executive of Smiths Group plc in December 2007 and is a non-executive director of Berry Bros & Rudd Limited as well as a member of the Advisory Board of Alchemy Partners.

He previously held the positions of Chief Executive at Scottish Power plc from early 2006 until mid 2007 and Chief Executive at Allied Domecq plc between 1999 and 2005. His earlier career included five years as a director of Bass plc (now Mitchells & Butler plc and Intercontinental Hotels Group plc). Philip Bowman was previously Chairman of Liberty plc and Coral Eurobet plc and a non-executive director of Scottish & Newcastle plc and British Sky Broadcasting Group plc.

**Ian Carter (46)*†‡**
Non-executive director
Ian Carter was appointed as a non-executive director in April 2007. He is currently President of Hilton Hotels Corporation Global Operations. He was previously CEO of Hilton International Company and Executive Vice President of Hilton Hotels Corporation, and was a director of Hilton Group plc until the acquisition of Hilton International by Hilton Hotels Corporation in February 2006. He previously served as an Officer and President of Black & Decker Corporation between 2001 and 2004.

**Stephanie George (51)*†‡**
Non-executive director
Stephanie George joined the Board in March 2006. She is currently Executive Vice President of Time Inc., with responsibility for the publishing divisions and overall management of People, In Style, Entertainment Weekly, Real Simple, Essence and the Time Inc. Media Group. Before this, Stephanie spent 12 years at Fairchild Publications, first as publisher of W magazine and then as President, Women's Wear Daily Media Worldwide. Stephanie also sits on the Board of Lincoln Center.

**David Tyler (55)*†‡**
Non-executive director
David Tyler became a non-executive director in June 2002, having been a director since 1997. He was appointed Chairman of the Remuneration Committee in March 2007. David was Group Finance Director of GUS plc from 1997 until its demerger in October 2006. He is currently Chairman of Logica plc and 3i Quoted Private Equity Limited and is also a non-executive director of Experian Group Limited and Reckitt Benckiser plc. Earlier in his career, David worked at Unilever plc, County NatWest Limited and Christie's International plc. He has an MA in Economics from Cambridge, is a fellow of the Chartered Institute of Management Accountants and a Member of the Association of Corporate Treasurers.

**Key to membership of committees**
* Audit Committee
† Nomination Committee
‡ Remuneration Committee

# DIRECTORS' REPORT

The directors present their Annual Report together with the audited financial statements for the year to 31 March 2008.

### Principal activities

The Group designs, sources, manufactures and distributes luxury mens, womens and childrenswear and non-apparel accessories globally through its own retail stores, concessions and wholesale customers. Burberry also licenses third parties to manufacture and distribute products using the 'Burberry' trademarks.

### Business review

Burberry Group plc is required to set out in this report a fair view of the business of the Group during the year to 31 March 2008 and a description of the principal risks and uncertainties facing the Group. The Group Overview and Strategy sections on pages 10 to 47 and the Business and Financial Review on pages 50 to 65 report on the activities and results for the year and give an indication of the Company's future developments. The Corporate Responsibility report on pages 69 to 73 and a description of the principal risks and uncertainties facing the Group is included on pages 66 to 68 which, when taken together with the sections of the Annual Report referred to above, fulfil the requirements of the Business Review and are incorporated by reference and shall be deemed to form part of this report.

### Revenue and profit

Revenue during the period amounted to £995.4m (2007: £850.3m). The attributable profit for the year is £135.2m (2007: £110.2m) and has been transferred to reserves.

### Dividends

The directors recommend a final dividend of 8.65p per ordinary snare (2007: 7.625p) in respect of the year to 31 March 2008 be paid on 31 July 2008 to those persons on the Register of Members as at 4 July 2008.

An interim dividend of 3.35p per ordinary share was paid to shareholders on 31 January 2008. This will make a total dividend of 12.0p per ordinary share. The dividends paid and recommended in respect of the year to 31 March 2008 total £37.4m.

### Directors

The names and biographical details of the directors holding office at the date of this report are set out on page 75 and are incorporated by reference into this report.

Rose Mar e Bravo ceased to serve as a director of the Company with effect from 1 July 2007.

At the 2008 Annual General Meeting, Philip Bowman and Stacey Cartwright will retire by rotation in accordance with Article 81 of the Articles of Association and, being eligible, will offer themselves for re-election.

The separate circular to shareholders incorporating the Notice of this year's Annual General Meeting sets out why the Board believes these directors should be re-elected.

Details of the directors' service agreements are given in the Report on Directors' Remuneration and related matters on pages 84 to 93.

### Directors' share interests

Interests of the directors holding office at 31 March 2008 in the shares of the Company are shown within the Report on Directors' Remuneration and related matters on page 92. There were no changes to these interests between the period 31 March 2008 and 27 May 2008.

### Capital structure

Details of the authorised and issued share capital, together with details of movements in the issued share capital of Burberry Group plc during the year are shown in note 22 which is incorporated by reference and deemed to be part of this report.

The Company has one class of ordinary share which carries no right to fixed income. Each share carries the right to one vote at general meetings of the Company. The ordinary shares are listed on the Official List and traded on the London Stock Exchange.

It is proposed that the Company's authorised but unissued preference shares will be cancelled, subject to the approval of shareholders at this year's Annual General Meeting, as they are no longer required.

During the financial year, the Company repurchased and subsequently cancelled 6,198,167 ordinary shares at an aggregate cost of £39.6m. This represented 1.4% of the shares in issue at the beginning of the year. These share buy backs form part of the Group's ongoing policy of returning cash to shareholders where funds are not required for investment in the business.

In order to retain maximum flexibility, the Company proposes to renew the authority granted by ordinary shareholders at the Annual General Meeting in 2007, to repurchase up to just under 10% of its issued share capital (as at 27 May 2008). Further details are provided in the separate circular to shareholders incorporating the Notice of this year's Annual General Meeting.

There are no specific restrictions on the size of holding nor on the transfer of shares which are both governed by the general provisions of the Articles of Association and prevailing legislation. The directors are not aware of any agreements between holders of the Company's shares that may result in restrictions on the transfer of securities or voting rights.

Details of employee share schemes are set out in note 27. The Burberry Group plc ESOP Trust has waived all dividends payable by the Company in respect of the ordinary shares held by it. In addition the Burberry Group plc SIP Trust has waived all dividends payable by the Company in respect of the unappropriated ordinary shares held by it.

The total dividends waived in the year to 31 March 2008 were in aggregate £282,052 (2007: £385,196).

No person has any special rights of control over the Company's share capital and all issued shares are fully paid.

With regard to the appointment and replacement of directors, the Company is governed by its Articles of Association, the Combined Code, the Companies Acts and related legislation. The Articles of Association may be amended by special resolution of the shareholders.

### Substantial shareholdings

As at 27 May 2008, the Company had been notified of the following interests in the Company's ordinary shares in accordance with the Disclosure and Transparency Rules:

| | Number of Ordinary Shares | % of Total Voting Rights |
|---|---|---|
| Schroders Plc | 36,760,709 | 8.33% |
| Capital Research and Management Company | 22,839,300 | 5.28% |
| Blackrock Inc | 22,221,172 | 5.09% |
| JP Morgan Chase & Co | 21,578,580 | 4.99% |
| Franklin Resources Inc and affiliates | 21,980,778 | 4.98% |
| Legal and General Group plc | 21,357,820 | 4.93% |
| FMR Corp | 18,315,823 | 4.16% |
| Viking Global Investors | 16,930,400 | 3.90% |

### Interests in own shares

Details of the Company's interests in its own shares are set out in note 22 to the financial statements.

### Charitable and political donations

During the year to 31 March 2008, the Group committed £1.0.m for the benefit of charitable causes, of which £0.4m (2007: £0.2m) was donated during the year. Further information regarding the charitable donations made during the year are contained in the Corporate Responsibility Report on pages 69 to 73. The Group will be focusing more closely on its charitable activity through the Burberry Foundation, a charitable trust which was established during the year.

The Company made no political donations during the year in line with its policy. In keeping with the Company's approach in prior years, shareholder approval is being sought at the forthcoming Annual General Meeting, as a precautionary measure, for the Company and its subsidiaries, to make donations and/or incur expenditure which may be construed as 'political' by the wide definition of that term included in the relevant legislation. Further details are provided in the separate circular to shareholders incorporating the Notice of this year's Annual General Meeting.

### Valuation of properties

Based on a valuation report prepared by Colliers Conrad Ritblat Erdman, dated 16 May 2006, the existing use value of Burberry's nine most significant freehold properties is £136.9m (based on closing exchange rates at 31 March 2008). This valuation is higher than the net book value of these assets.

### Employment policies

#### Equal opportunities

The Group is committed to ensuring the consistent profitable growth of its business and a policy of equal opportunity in employment is integral to this commitment. The aims of the Group's policy are to ensure that the most capable job applicants are recruited and the most competent employees in the Group progress. All employees will receive fair and equal treatment irrespective of sex, race, ethnic origin, nationality, marital status, age, religion, disability and sexual orientation. In the situation where an employee becomes disabled, the Group will endeavour to assist the employee by adapting the job or by offering a transfer to another position if appropriate.

#### Health and safety

The Group has a health and safety policy approved by the Board and a Worldwide Health and Safety Committee which is chaired by the Chief Financial Officer.

In the year to 31 March 2008, there were 14 accidents in the UK reportable under the UK RIDDOR legislation (the 'Reporting of Injuries, Diseases and Dangerous Occurrences Regulations 1995'). Broadly, this covers those accidents resulting in more than three days absence from work: the RIDDOR accident rate for our UK business was 0.39 per 100,000 hours worked.

Further information regarding the Group's employment policies are provided in the Corporate Responsibility Report on pages 69 to 73.

### Employee involvement

#### Employee communication

The Group believes that employee communication is important in building strong relationships with, and in motivating, employees. The Group makes use of various methods, all of which are implemented globally, including quarterly business updates, face-to-face briefings, open discussion forums with senior management, regular letters from the Chief Executive Officer to employees, email and a corporate intranet to ensure that matters of interest and importance are conveyed to employees quickly and effectively. In addition, an 'Annual Review' highlighting the Group's performance and its ongoing strategic initiatives is sent to all operational managers worldwide.

**Employee share ownership**
The Group recognises the importance of good relationships with employees of all levels and runs incentive schemes and share ownership schemes for the benefit of employees. Further details of these schemes are set out in the Report on Directors' Remuneration and related matters on pages 84 to 93. Employees in the UK, Germany, Hong Kong, Italy, Korea, Singapore, Spain, Taiwan and the US have access to all-employee share plan arrangements.

Further details on the Group's approach to employee involvement and communications are provided in the Corporate Responsibility Report on pages 69 to 73.

**Financial Instruments**
The Group's financial risk management objectives and policies are set out within note 26 to the financial statements on pages 127 to 129. Note 26 also details the Group's exposure to foreign exchange, price, interest, credit and liquidity risks.

**Creditor payment policy**
For all trade creditors, it is policy to:

- agree and confirm the terms of payment at the commencement of business with that supplier
- pay in accordance with contractual and other legal obligations
- continually review the payment procedures and liaise with suppliers as a means of eliminating difficulties and maintaining a good working relationship

The Company had no trade creditors at 31 March 2008 (2007: £nil).

**Change of control**
Pursuant to section 992 of the Companies Act 2006, the directors disclose that in the event of a change of control in the Company, the Group's £200m Revolving Credit Facility (dated 30 March 2005) could become repayable.

The remuneration and contractual arrangements for the executive directors and senior management do not contain any matters that are required to be disclosed under the EU Takeovers Directive other than the service agreement of Angela Ahrendts. In circumstances of change of control, Angela Ahrendts may terminate her employment. Her entitlement in respect of remuneration is set out on page 86 of the Report on Directors' Remuneration and related matters where Burberry terminates her service agreement in circumstances where the Remuneration Committee determines that Angela Ahrendts' performance does not meet the financial expectations of the Board or shareholders.

Copies of the executive directors' service contracts are available for inspection by shareholders at the Company's registered office and at the Annual General Meeting.

**Auditors**
In accordance with section 234ZA of the Companies Act 1985, each of the Company's directors in office as at the date of this report confirms that:

- so far as the director is aware, there is no relevant audit information of which the Company's auditors are unaware
- he or she has taken all the steps that he or she ought to have taken as a director in order to make himself or herself aware of any relevant audit information and to establish that the Company's auditors are aware of that information

The Group's auditors are PricewaterhouseCoopers LLP. A resolution to re-appoint PricewaterhouseCoopers LLP as auditors to the Company will be proposed at the forthcoming Annual General Meeting.

Note 5 in the financial statements states the auditors' fees both for audit and non-audit work.

**Annual General Meeting**
The Annual General Meeting of the Company will be held at the British Academy of Film & Television Arts, 195 Piccadilly, London W1J 9LN commencing at 9.30 am on Thursday, 17 July 2008. The Notice of this year's Annual General Meeting is included in the separate circular to shareholders. The Notice is available to view under the 'Shareholder Information' section of the Company's website (www.burberryplc.com).

By order of the Board

Michael Mahony
General Counsel and Secretary
27 May 2008

Registered Office:
18-22 Haymarket
London SW1Y 4DQ

# CORPORATE GOVERNANCE

### Combined Code Statement

The Board is committed to high standards of Corporate Governance and has complied in full throughout the year with the applicable code provisions of the Combined Code on Corporate Governance issued by the Financial Reporting Council in June 2006 ('the Code').

### The Board

The Board is collectively responsible to shareholders for the success of the Group and concentrates its efforts on strategy, management performance, governance and internal control. As at the date of this report, the Board has seven members: the Chairman, the Chief Executive Officer, the Chief Financial Officer and four independent non-executive directors. The names and biographical details of each of the directors and details of their membership of the Board's committees are set out on page 75. The Board has a formal schedule of matters reserved to it for decision and approval which include, but are not limited to:

- the approval of the interim and annual financial statements
- any interim dividend and the recommendation of the final dividend
- the Group's business strategy
- annual budget and operating plans
- major capital expenditure, acquisitions or divestments
- the systems of corporate governance, internal control and risk management

The Chairman works closely with the Company Secretary to ensure that the Board is supplied in a timely manner with information in a form and of a quality appropriate to enable it to effectively discharge its duties. In addition, directors are also supplied with a monthly management report, which provides information on operational and financial performance and the Group's business plans. Directors may obtain, in the furtherance of their duties, independent professional advice, if necessary, at the Group's expense. In addition, all directors have direct access to the advice and services of the Company Secretary.

As an ongoing process, directors are briefed and provided with information concerning major developments affecting their roles and responsibilities. In particular, the directors' knowledge of the Group's worldwide operations is regularly updated by arranging presentations from local management and visits to key locations.

The Board plans to meet at least five times a year and may meet more frequently as required. During the year under review the Board held five meetings, with one meeting being held in the US. The Board considers that it met sufficiently often to enable the directors to discharge their duties effectively. Where there are occasions where circumstances arise to prevent a director attending a meeting they will receive papers for consideration and have the opportunity to submit comments to the Chairman.

At the request of any non-executive director, the Chairman will arrange meetings consisting of only the non-executive directors to allow the opportunity for any concerns to be expressed. During the year, the Chairman maintained regular contact and met with the Senior Independent Director and other non-executive directors.

The appointment and removal of the Company Secretary is a matter reserved for the Board as a whole.

The table below gives details of directors' attendance at meetings of the Board, Audit Committee, Nomination Committee and Remuneration Committee during the financial year ended 31 March 2008.

| | Board | | Audit Committee | | Remuneration Committee | | Nomination Committee | |
|---|---|---|---|---|---|---|---|---|
| | Attended | Possible | Attended | Possible | Attended | Possible | Attended | Possible |
| John Peace | 5 | 5 | – | – | 4 | 4 | 2 | 2 |
| Angela Ahrendts | 5 | 5 | – | – | – | – | 2 | 2 |
| Philip Bowman | 4 | 5 | 3 | 3 | 3 | 4 | 2 | 2 |
| Rose Marie Bravo | 1 | 1 | – | – | – | – | 1 | 1 |
| Ian Carter | 4 | 5 | 2 | 2 | 3 | 4 | 2 | 2 |
| Stacey Cartwright | 5 | 5 | – | – | – | – | – | – |
| Stephanie George | 5 | 5 | 2 | 3 | 4 | 4 | 2 | 2 |
| David Tyler | 5 | 5 | 3 | 3 | 4 | 4 | 2 | 2 |

(1) Rose Marie Bravo ceased to serve as a director on 1 July 2007.

(2) Ian Carter was appointed a member of all committees on 18 May 2007.

There is a clear division of the roles and responsibilities of the Chairman and Chief Executive Officer which are set out in writing and agreed by the Board. The Chairman is responsible for leading the Board in reviewing the Group's strategy and monitoring high-level progress. The day to day management and performance of the Group's business is the responsibility of the Chief Executive Officer.

The Board has appointed Philip Bowman as the Senior Independent Director. The principle role of the Senior Independent Director is to support the Chairman in his role and to lead the non-executive directors in the oversight of the Chairman and Chief Executive Officer. The Senior Independent Director is also available to the shareholders for concerns which the normal channels have failed to resolve or are inappropriate.

Rose Marie Bravo ceased to serve as a director on 1 July 2007. She had held the position of Vice-Chairman from 1 July 2006 and was previously Chief Executive between 1997 and 2006.

The Group has operated independently since the IPO in 2002 and fully demerged from its former shareholder GUS plc in 2005. The Board considers John Peace and David Tyler to be independent since the former shareholder relationship does not affect their judgement. If there are specific matters relating to the Group's previous relationship with GUS plc that may cause a conflict of interest to arise, in accordance with the Company's Articles of Association, the relevant director will not participate in the determination of the matter concerned.

John Peace, Philip Bowman, Ian Carter, Stephanie George and David Tyler are, in the opinion of the Board, independent of management and free from any business relationship which could materially interfere with the exercise of their independent judgement. During the year under review the majority of the Board (excluding the Chairman) comprised independent non-executive directors.

**Board appointments**

Board nominations are recommended to the Board by the Nomination Committee under its terms of reference. All directors are subject to election by shareholders at the Annual General Meeting following their appointment and thereafter to re-election at least once every three years in line with the Company's Articles of Association and provision A.7.1. of the Code. The biographical details of those directors seeking re-election at the forthcoming Annual General Meeting can be found on page 75 of this Annual Report.

**Directors – development**

On appointment, directors are furnished with an induction pack of information, which includes key Group policies, guidance notes and information on corporate governance matters. In addition, visits to key locations, meetings with members of the management team and updates on particular issues are arranged for directors as appropriate.

**Board performance evaluation**

In 2007, a review of the Board and its committees was undertaken using an external facilitator. The findings of that review led to the appointment of an additional independent non-executive director and appointments to the Board's committees.

In 2008, an evaluation of the effectiveness of the Board, its committees and of the individual directors was carried out. The evaluation was led by the Chairman and involved holding a series of structured one-to-one interviews with each of the directors. The effectiveness of the changes made to the Board and its committees following the review in 2007 were considered and evaluated. The directors also considered the current composition and responsibilities of the Board and each of its committees, together with the frequency and structure of meetings.

The directors concluded that the Board and its committees operate efficiently and effectively. As a result of this review, it was agreed that additional non-executive directors' briefings would be held to further increase their knowledge and understanding of the business.

The Audit and Remuneration committees each also undertook an evaluation of their performance and effectiveness during the year by way of a detailed questionnaire. The results of these evaluations were reported to the Board by the respective committee chairmen. The results of the reviews concluded that each of the committees was functioning appropriately.

A formal meeting of the non-executive directors, without the Chairman present, was held during the year, led by the Senior Independent Director.

**Committees**

The Board is supported by a number of committees including the following principal committees: Audit Committee, Remuneration Committee and Nomination Committee. All the non-executive directors are members of each of the principal committees of the Board.

The terms of reference of each of the principal committees are available on request and can be viewed on the Company's website www.burberryplc.com.

The committees, if they consider it necessary, can engage with third-party consultants and independent professional advisors and can call upon other resources of the Group to assist them in developing their respective roles. In addition to the relevant committee members and the Company Secretary, external advisors and, on occasion, other directors attend committee meetings but only at the invitation of the chairmen of the committees.

**Audit Committee**

The Audit Committee comprises four independent non-executive directors:

Philip Bowman (Chairman)
Ian Carter (appointed 18 May 2007)
Stephanie George
David Tyler

The main roles and responsibilities of the Audit Committee are set out in written terms of reference.

The Audit Committee is responsible for:

- monitoring the integrity of the Group's financial statements and any formal announcements relating to the Group's performance
- reviewing the Group's internal financial controls and risk management systems
- monitoring and reviewing the effectiveness of the Group's internal audit function
- assessing the independence, objectivity and effectiveness of the external auditors
- developing and implementing policies on the engagement of the external auditors for the supply of non-audit services
- making recommendations for the appointment, re-appointment and removal of the external auditors and approving their remuneration and terms of engagement
- reviewing arrangements by which employees may, in confidence, raise concerns about possible improprieties in matters of financial reporting and other matters

The Board is satisfied, in accordance with the provisions of the Code, that at least one member of the Audit Committee has recent and relevant financial experience given the nature of the senior management positions held by Philip Bowman and David Tyler (see biographical details on page 75).

The Committee met three times during the year. The attendance record of Committee members is recorded in the table on page 79. At the invitation of the Committee, the Chairman of the Board, the Chief Financial Officer, the Director of Audit and Risk Assurance and the external auditors regularly attend meetings. In addition, the Committee met during the year with the external auditors without management present.

The Committee is responsible for reviewing and monitoring the effectiveness of the Group's internal control procedures and risk management systems. During the year, the Committee reviewed the Group's internal audit plan and approved the internal audit plan for the financial year to 31 March 2009. In addition, the Committee reviewed the adequacy of the 'whistle-blowing' arrangements in place to enable employees to raise, in confidence, any concerns they may have.

During the financial year, the Committee reviewed the effectiveness of the external audit process and the qualification, expertise, resources and independence of the external auditors. The Committee also reviewed the proposed audit fee and terms of engagement for the financial year to 31 March 2008 and has recommended to the Board that it propose to shareholders that PricewaterhouseCoopers LLP be re-appointed as the Group's external auditor.

The Committee recognises that the independence of the auditors is an essential part of the audit framework and the assurance that it provides. The Committee monitors the types of non-audit work that are undertaken by the external auditors to ensure that their objectivity and independence is not compromised. Any proposed non-audit assignments require prior approval and the Committee receives a report at each meeting providing details of non-audit assignments carried out by the external auditors in addition to their normal work.

Details of the fees paid to the external auditors during the financial year can be found in note 5 in the financial statements.

**Remuneration Committee**

The report of the Remuneration Committee is set out on pages 84 to 93.

**Nomination Committee**

The Nomination Committee comprises:

John Peace (Chairman)
Angela Ahrendts
Philip Bowman
Rose Marie Bravo (resigned 1 July 2007)
Ian Carter (appointed 18 May 2007)
Stephanie George
David Tyler

The Nomination Committee met twice during the year under review.

The Nomination Committee is responsible for reviewing the balance and composition of the Board and its committees and for identifying and recommending appointments or renewal of appointments to the Board. These regular reviews ensure that the Group and the Board are able to draw from a complementary balance of skills and experience and that there is in place an appropriate plan for orderly succession to the Board. The procedure for appointments is set out in its terms of reference.

### Relations with shareholders

The Board recognises the importance of maintaining good communications with its shareholders and does this through its Annual and Interim Reports, interim management statements, the Annual General Meeting and through the additional processes described below.

The Chief Executive Officer and Chief Financial Officer make presentations to institutional shareholders and analysts immediately following the release of the preliminary and interim results; these presentations are made available on the Company's website www.burberryplc.com.

The Company communicates with its institutional investors frequently and regularly through a combination of formal and informal meetings, participation at investor conferences and ad-hoc briefings with management. The Board is kept abreast of the views of major shareholders by briefings from the Director of Investor Relations. During the year, the Board obtained an independent insight into the views of major shareholders through research commissioned with an external advisor. The outcomes of that research were presented and reviewed by the Board. In addition, analysts' notes and brokers' briefings are also used to achieve a wide understanding of investors' views.

The non-executive directors, including the Senior Independent Director, are available to meet with major shareholders to discuss issues of importance to them, should a meeting be requested.

In accordance with the provisions of the Code, the Notice of the 2007 Annual General Meeting was sent to shareholders at least 20 working days before the Meeting. A poll vote was taken on each of the resolutions put before shareholders.

Voting at the 2008 Annual General Meeting will be by way of poll. The results of the voting at the Annual General Meeting will be announced and details of the votes will be available to view on the Company's website www.burberryplc.com as soon as possible after the meeting.

It is the intention that all directors, including the chairmen of the Audit, Remuneration and Nomination committees will attend the forthcoming Annual General Meeting and will be available to answer shareholders' questions.

### Corporate Responsibility

Details on the Group's approach to Corporate Responsibility are given on pages 69 to 73.

### Accountability and audit

The Board acknowledges that it should present a balanced and understandable assessment of the Company's position and prospects. In this context, reference should be made to the Statement of Directors' Responsibilities on page 94, which includes a statement in compliance with the Code regarding the Group's status as a going concern, and to the Report of the Auditors on page 95 which includes a statement by the auditors about their reporting responsibilities. The Board recognises that its responsibility to present a balanced and understandable assessment extends to interim and other price sensitive public reports and reports to regulators as well as information required to be presented by law.

### Internal control

The Board acknowledges that it is responsible for the Group's system of internal control and for reviewing its effectiveness. Such a system is designed to manage rather than eliminate the risk of failure to achieve business objectives and can provide only reasonable and not absolute assurance against material misstatement or loss. The Audit Committee has reviewed the effectiveness of the key procedures, which have been established to provide internal control. As part of the process that the Group has in place to review the effectiveness of the internal control system there are procedures designed to capture and evaluate failings and weaknesses, and in the case of those categorised by the Board as 'significant', procedures exist to ensure that necessary action is taken to remedy the failings.

In accordance with the revised guidance for directors on internal control ('the Revised Turnbull Guidance'), the Board confirms that there is an ongoing process for identifying, evaluating and managing the significant risks faced by the Group. These include those relating to social, environmental and ethical matters. This process was in place throughout the year under review and up to the date of approval of the Annual Report and Accounts. The process is regularly reviewed by the Audit Committee which reports its findings for consideration by the Board, and is in accordance with the Revised Turnbull Guidance.

The key procedures operating within the Group are as follows:

Risk assessment
The Group's business objectives are incorporated into the annual budgeting and planning cycle. Progress towards the achievement of such objectives is monitored by a variety of financial measures and non-financial performance indicators.

The Risk Committee of executive management meets formally at least every six months to re-evaluate risk and to consider the work of the Internal Audit and Risk Assurance team. During the year the Committee met on three occasions. The Director of Audit and Risk Assurance attends these meetings.

The Board has delegated responsibility for considering operational, financial, compliance and other risks to the Audit Committee.

Control environment and control activities
The Group consists of a number of business regions, each with its own management structure which forms part of the overall management structure of the Group. The senior executives of these units report to the executive directors.

The Group has established procedures for the delegation of authorities for matters that are considered significant, either because of their value or the impact on the Group, to ensure that approval is considered at an appropriate level.

The Group's trading units operate within a framework of policies and procedures which are either already laid down or are being established in organisation or authority manuals. Policies and procedures cover key issues such as authorisation levels, compliance with legislation and physical security.

The Group has implemented various strategies to deal with the risk factors that have been identified. Such strategies include a framework of internal control and the use of third-party services to assist in monitoring specific issues. In addition, other approaches are taken, such as insurance.

Information and communication
The Group has a comprehensive system of budgetary control, focused on monthly performance reporting which is at an appropriately detailed level. A summary of results supported by commentary and performance measures is provided to the Board each month. The performance measures are subject to review to ensure that they provide relevant and reliable indications of business performance.

A summary of the key business risks and relevant control measures is submitted by the executive directors to the Audit Committee at the end of the financial year. The Audit Committee meets with both external and internal auditors.

Monitoring
A range of procedures is used to monitor the effective application of internal control within the Group. These include management review, management confirmations of compliance with standards and procedures as well as internal audit and other specialist reviews. The Internal Audit department is responsible for reporting to the Audit Committee on the effectiveness of internal control systems.

# REPORT ON DIRECTORS' REMUNERATION AND RELATED MATTERS

This report sets out the Group's policy and disclosure in relation to the remuneration and share interests of the directors of Burberry Group plc. It has been prepared in accordance with the requirements of Schedule 7A to the Companies Act 1985 and the requirements of the applicable Listing Rules.

**Unaudited information**

**The Remuneration Committee**

The Remuneration Committee comprises:

David Tyler (Chairman)
Philip Bowman
Ian Carter (appointed 18 May 2007)
Stephanie George
John Peace

The Remuneration Committee is responsible for setting the remuneration of the executive directors and the Chairman and monitors the level and structure of senior management pay. The remuneration of the non-executive directors is a matter for the Board as a whole. No director is involved in any discussions as to their own remuneration. The Remuneration Committee meets at least twice a year and holds additional meetings as necessary. During the year under review, the Committee met four times. Details of the number of meetings and attendance at those meetings during the year are set out in the table on page 79.

The Remuneration Committee has been assisted in its considerations during the year by Kepler Associates who were appointed by the Committee following the IPO in June 2002. Kepler Associates do not provide any other services to the Company. In addition, data and benchmarking information have been provided during the year by Towers Perrin.

The terms of reference of the Remuneration Committee are available on the Group's website www.burberryplc.com or upon request.

Remuneration policy

The Remuneration Committee believes the Group's remuneration should be competitive and strongly linked to performance. It therefore has a remuneration policy based on the following two principles.

First, in order to attract, motivate and retain exceptional talent to enable the Group to compete effectively with the world's leading luxury brands, the Remuneration Committee bases the quantum of total remuneration on competitive practice. For some roles the Group competes for talent in the same global marketplace as other luxury brands, many of which are based in the US. Total remuneration for executive directors and other senior executives is benchmarked against Burberry's main global competitors and UK companies of comparable size. The Remuneration Committee recognises that for each executive the relative importance of each of these benchmarks may be different. Benefits are based on competitive market practice for each executive, depending on individual circumstances.

The second principle is to emphasise variable pay in order to establish a clear link between pay and performance, to align remuneration closely with shareholders' interests and to incentivise and reward both very good performance and exceptional performance. For this reason, the Group's current share incentive plans are subject to performance conditions. To provide a balanced focus between short and long term business objectives, variable pay for executive directors includes an annual cash bonus based on growth in EBIT and individual performance, and long-term share-based incentives linked primarily to increases in shareholder value and to continued employment over three to five years.

Remuneration packages are established and regularly reviewed against the agreed policy to ensure that they meet the policy principles. When seeking to attract new executives the Remuneration Committee endeavours to incorporate these policy objectives into the remuneration package.

Performance graph

The following graph shows the Total Shareholder Return ('TSR') for Burberry Group plc compared to the companies in the FTSE 100 Index assuming £100 was invested on 31 March 2003. The FTSE 100 Index has been selected because Burberry's market capitalisation is close to that of companies at the lower end of the FTSE 100 Index.

Value of £100 invested on 31 March 2003


Burberry
FTSE100
£350
£300
£250
£200
£150
£100
£50
£0
March
2003
2004
2005
2006
2007
2008

Elements of remuneration

Remuneration is structured such that for executive directors and senior management, performance-related elements represent the majority of potential total remuneration. The Group implements its remuneration policy through the provision of the following elements:

Base salary

The Group aims to provide salaries which are competitive with those of comparable roles at companies of a similar size and global reach within the luxury goods sector (including those in the US and those which are privately-owned) and UK companies of similar size. These companies are representative of Burberry's competitors for executive talent. When making salary determinations, the Remuneration Committee takes into account not only this competitive information but also each executive director's contribution to the business during the year. On recruitment, the Remuneration Committee also considers the executive's current remuneration and the overall package required to attract, incentivise and retain the relevant executive.

Annual bonus

Each year the Remuneration Committee sets bonus targets by reference to internal and external expectations. Bonuses are currently based on profit growth and individual performance. The Remuneration Committee believes that linking incentives to profit growth helps to reinforce the Group's profitability and growth objectives. Targets are calibrated by Kepler Associates using benchmarks that include broker earnings estimates for Burberry, earnings estimates for competitors, targets for profit growth consistent with median/upper quartile shareholder returns, latest projections for the current year, budget, strategic plan, long-term financial goals, etc. Actual bonus awards are subject to the discretion of the Remuneration Committee.

Share schemes and long-term incentive arrangements

The Group has a number of share schemes and long-term incentive arrangements in place:

- The Burberry Co-Investment Plan (the 'Co-Investment Plan')
- The Burberry Exceptional Performance Share Plan (the 'EPP')
- The Burberry Senior Executive Restricted Share Plan (the 'RSP')
- The Burberry Group plc Executive Share Option Scheme 2002 (the 'Executive Share Option Scheme')
- The Burberry Group plc Share Incentive Plan (the 'SIP')
- The Burberry Approved Savings Related Share Option Scheme (the 'SAYE')

Further information regarding these schemes can be found on pages 89 to 91 and also in note 27.

Benefits

Benefits for executive directors include private medical insurance, life assurance and long-term disability insurance. Executive directors also receive car allowances and pension contributions.

### Service agreements

Attracting the best talent in the global luxury goods business can require fixed contract terms which result in termination payments in excess of one year's remuneration. Burberry does not offer such terms unless the Remuneration Committee considers it absolutely necessary in the particular circumstances to attract a highly talented individual and even in these circumstances will ensure that, after an initial period, termination payments will not exceed one year's remuneration. Save for the service contract of Angela Ahrendts, there are no service contracts for any director which could result in termination payments of more than one year's remuneration.

### Angela Ahrendts

Angela Ahrendts relocated from the US to the UK and commenced her employment with Burberry as an executive director on 9 January 2006 under a service agreement dated 10 October 2005. She was appointed Chief Executive Officer on 1 July 2006.

Under the service agreement:

- The Group agreed to pay Angela Ahrendts a special recruitment and retention bonus of US$4m payable in four tranches, the last two of which were paid on 9 July 2007 and 9 January 2008.
- Angela Ahrendts is eligible for a personal achievement bonus subject to achievement of objectives set by the Remuneration Committee. US$1.5m was paid on 31 December 2007 and up to US$750,000 will be payable on 31 December 2008. Following any payment on 31 December 2008 no further payments will be made in respect of this bonus.

If Burberry terminates the service agreement in circumstances where there is not poor performance as described below, she would be entitled to two times her annual salary and two times maximum bonus opportunity and the balance of her personal achievement bonus. The one-off share award granted on 31 January 2006 and any unvested Matching Share awards under the Co-Investment Plan will vest on a time apportioned basis (subject to a minimum vesting of 50% for the one-off share award). She would also receive her pension and overseas allowances for a further 12 months together with relocation expenses. If Burberry terminates the service agreement after January 2009, where there is not poor performance as described below, then the entitlements in respect of salary and bonus would decline to 12 months' salary and 12 months' maximum bonus opportunity over the period from January 2009 to January 2010.

If Burberry terminates the agreement without cause but in circumstances where the Remuneration Committee determines that Angela Ahrendts' performance or that of the Group does not meet the financial expectations of the Board or shareholders, her entitlements in respect of salary and bonus will be reduced so that she will receive 12 months' salary and half of her maximum bonus opportunity. Angela Ahrendts may terminate the service agreement on six months' notice.

### Stacey Cartwright

Stacey Cartwright is employed by Burberry as Chief Financial Officer under a service agreement dated 17 November 2003. Her term of appointment commenced on 1 March 2004.

Burberry may terminate Stacey Cartwright's appointment by giving 12 months' written notice. Stacey Cartwright may terminate her employment by giving six months' written notice.

### Rose Marie Bravo

Rose Marie Bravo was employed by Burberry as Chief Executive under a service agreement dated 28 May 2002 which was amended in June 2004 and October 2005. Rose Marie Bravo ceased to be Chief Executive on 30 June 2006 and became Vice-Chairman on a part-time basis. Rose Marie Bravo ceased to be Vice-Chairman on 1 July 2007. Under the terms of her service agreement, Rose Marie Bravo will receive her base salary until 30 June 2008 and a bonus payment of $325,000 in lieu of her bonus for the year ended 31 March 2008 under the Group's bonus arrangements. Rose Marie Bravo was eligible for allowances of $20,000 during the year to 30 June 2008. All pension arrangements ceased on 1 July 2007. An award over 180,531 Matching Shares under the Co-Investment Plan vested on 1 July 2007; the remaining shares lapsed under that plan. The options over shares granted under the Executive Share Option Scheme 2002 were allowed to vest.

## Audited information

Directors' remuneration

Executive directors' remuneration

The remuneration of the executive directors of Burberry Group plc in the period 1 April 2006 to 31 March 2008 is detailed below.

Aggregate emoluments by director

| | Salary £'000 | Allowances paid in cash £'000 | Bonus[1] £'000 | Benefits £'000 | Aggregate emoluments £'000 |
|---|---|---|---|---|---|
| **Angela Ahrendts[2]** | | | | | |
| Year to 31 March 2008 | **850** | **370** | **2,908** | **50** | **4,178** |
| Year to 31 March 2007 | 690 | 357 | 2,550 | 203 | 3,800 |
| **Stacey Cartwright[3]** | | | | | |
| Year to 31 March 2008 | **473** | **157** | **510** | **7** | **1,147** |
| Year to 31 March 2007 | 438 | 146 | 450 | 7 | 1,041 |
| **Rose Marie Bravo[4][5]** | | | | | |
| Year to 31 March 2008 | **322** | **–** | **161** | **7** | **490** |
| Year to 31 March 2007 | 426 | 169 | 483 | 37 | 1,115 |
| **Total** | | | | | |
| Year to 31 March 2008 | **1,645** | **527** | **3,579** | **64** | **5,815** |
| Year to 31 March 2007 | 1,554 | 672 | 3,483 | 247 | 5,956 |

(1) Under the terms of the Co-Investment Plan, directors may defer some or all of their after tax bonus to purchase shares in Burberry Group plc.

(2) Angela Ahrendts is eligible to receive an annual bonus not exceeding 150% of annual salary. In the year ended 31 March 2008 her annual bonus was £1,147,500 and she received a recruitment and personal achievement bonus of £1,760,934.

(3) Stacey Cartwright is eligible to receive an annual bonus not exceeding 120% of annual salary.

(4) Rose Marie Bravo's remuneration has been converted using the average GBP/USD exchange rate for the year of 2.02 (2007: 1.90).

(5) Rose Marie Bravo served as a non-executive director of Tiffany & Co. and The Estée Lauder Companies Inc. during the year. Rose Marie Bravo received US$15,500 and US$19,500 respectively for each of these appointments during the period 1 April 2007 to 1 July 2007.

Non-executive directors' remuneration

John Peace was appointed to the Board of the Company on 7 June 2002 as non-executive Chairman. David Tyler was formally appointed as a non-executive director of the Company on 7 June 2002. Philip Bowman was appointed as a non-executive director of the Company on 21 June 2002. Stephanie George and Ian Carter were appointed as non-executive directors on 31 March 2006 and 1 April 2007 respectively. Non-executive directors are appointed for an initial three-year term, after which they may continue to serve subject to the Board's discretion and re-election by shareholders in accordance with the Company's Articles of Association, subject to six months' notice by either party.

Fees for non-executive directors are determined by the Board within the limits set by the Articles of Association and having regard to market practice. Following a benchmarking review, undertaken by Kepler Associates, the fees paid to the Chairman and the non-executive directors were increased as detailed below with effect from 1 April 2007. The base fee paid to the non-executive directors was £55,000 per annum, with an additional £20,000 and £15,000 per annum paid to the chairmen of the Audit and Remuneration committees respectively. The Senior Independent Director received an additional £15,000 in respect of this responsibility. In addition, each non-executive director receives an allowance of £2,000 for each meeting attended outside their country of residence.

Non-executive directors' fees

| | Year to 31 March 2008 £'000 | | | Year to 31 March 2007 £'000 |
|---|---|---|---|---|
| | Allowances | Fees | Total fees | Total fees |
| John Peace | – | 290 | 290 | 100 |
| Philip Bowman | 2 | 90 | 92 | 55 |
| Ian Carter | 2 | 55 | 57 | – |
| Stephanie George | 8 | 55 | 63 | 45 |
| David Tyler | 2 | 70 | 72 | 45 |
| **Total** | 14 | 560 | 574 | 298[1] |

(1) Figures disclosed include amounts relating to a former director (£53,000).

## Directors' pension entitlements

### Angela Ahrendts

The Group makes an annual contribution equal to 30% of Angela Ahrendts' base salary to the Burberry Defined Contribution Pension Plan. For the year to 31 March 2008, the value of the Group's contribution was £255,000 (2007: £206,853).

### Stacey Cartwright

Stacey Cartwright is entitled to an annual pension contribution equal to 30% of base salary. She has elected that a portion be paid as a cash supplement. For the year to 31 March 2008, the cash supplement was £109,170 (2007: £98,720).The contribution paid into her personal pension plan was £32,580 in the year to 31 March 2008 (2007: £32,530).

### Rose Marie Bravo

Pension contributions were made to a 401(k) scheme operated by Burberry in the US. The cost of providing this for Rose Marie Bravo was $5,125 (£2,537) in the year to 31 March 2008 (2007: $20,125 (£10,592)).

In the year to 31 March 2002 it was agreed to set up a Supplemental Executive Retirement Plan for Rose Marie Bravo. This Plan was an unfunded arrangement into which notional contributions were paid. Interest was earned on the Plan at the same rate as the guaranteed interest fund for the US 401(k) scheme. Details of the pension benefits earned by Rose Marie Bravo under her Supplemental Executive Retirement Plan during the year to 31 March 2008 are out in the table below.

| | Accrued benefit | | | | Transfer value of accrued benefit | | | | |
|---|---|---|---|---|---|---|---|---|---|
| | As at 31 March 2007 | Gross Increase | Transferred during the Year | **As at 31 March 2008** | Transfer value of increase in accrued benefit | As at 31 March 2007 | Change during the Year | Transferred during the Year | **As at 31 March 2008** |
| Total ($000) | 3,003 | 117 | 3,120 | – | 117 | 3,003 | 117 | 3,120 | – |
| Total (£000) | 1,487 | 58 | 1,545 | – | 58 | 1,487 | 58 | 1,545 | – |

Note: The GBP/USD exchange rate used in the calculations is 2.02 (2007: 1.90).

Following her departure from Burberry in July 2007, Rose Marie Bravo was paid the accrued pension benefit.

## Share schemes and long-term incentive arrangements

### The Burberry Co-Investment Plan (the 'Co-Investment Plan')

The Group encourages executive directors and other senior management to hold shares in Burberry Group plc. To facilitate this, executive directors may, at the invitation of the Remuneration Committee, defer receipt of all or part of their annual bonus and invest it in Burberry shares, with up to a 2:1 match based on individual and Group performance during the year. The Matching Share awards do not vest for three years and are forfeited if the executive leaves due to resignation within that period. To further link pay and performance and to align remuneration with shareholders' interests, the vesting of Matching Share awards granted in respect of the current 2008/09 bonus year and future bonus years will be subject to the achievement of secondary performance conditions linked to growth in profit before tax.

For the year ended 31 March 2007 Angela Ahrendts and Stacey Cartwright chose to defer and invest the whole of their bonus after the deduction of tax into Burberry shares via the Co-Investment Plan. The Invested Shares are included in the table below and in the table of directors' interests appearing on page 92. The related Matching Share awards under these arrangements are also shown in the table below. The interests of the executive directors, who served during the financial year, in shares granted under this scheme as at 31 March 2008 were as follows.

| | Number of Invested Shares | | | | Number of Matching Shares[1] | | | | | |
|---|---|---|---|---|---|---|---|---|---|---|
| | As at 31 March 2007 | Purchased during the year | Sold during the year | **Total Invested Shares as at 31 March 2008** | As at 31 March 2007 | Awarded during the Year | Lapsed during the Year | Exercised during the year | **As at 31 March 2008** | Vesting date |
| Angela Ahrendts | – | 82,061 | – | **82,061** | – | 280,123 | – | – | **280,123** | 20/06/2010 |
| Rose Marie Bravo | 102,683 | – | 102,683 | – | 282,571 | – | 102,040 | 180,531 | **–** | – |
| Stacey Cartwright | 38,295 | – | – | **38,295** | 104,580 | – | | | **104,580** | 21/07/2008 |
| | – | 37,637 | – | **37,637** | – | 128,479 | – | | **128,479** | 20/06/2010 |

(1) The Matching Share awards are made on a gross basis and are taxed at the point of vesting. The market value of these awards at the date of grant (20 June 2007) was 700.5p per share.

### The Burberry Group plc Exceptional Performance Share Plan (the 'EPP')

Following shareholder approval at the 2007 Annual General Meeting, Burberry introduced a one-off long-term incentive plan, delivered in Burberry shares, the purpose of which is to incentivise senior management to achieve stretching goals and to help provide exceptional reward for exceptional performance. The EPP award is based 50% on relative Total Shareholder Return ('TSR') performance and 50% on growth in profits over the three and four year performance periods to 2010 and 2011. No awards would vest unless Burberry's TSR exceeds the median of the comparator group or growth in profit before tax and amortisation of goodwill per share ('PBT') exceeds 50% over the four year performance period to 2010 or 75% over the five year performance period to 2011. For the performance period to 2010, maximum vesting would require Burberry's TSR to out-perform the median of our peers by at least 8% p.a. and would require PBT growth of at least 75%. For the performance period to 2011, maximum vesting would require Burberry's TSR to out-perform the median of our peers by at least 7% p.a. and would require PBT growth of at least 100%. Of the shares which meet the performance criteria, 50% vest on the third anniversary of the award date and the remaining 50% vest on the fourth anniversary of the award date.

The TSR group for this award comprised Bulgari, Coach, Compagnie Financière Richemont, Estée Lauder, Fossil, Geox, Hermès International, Hugo Boss, Inditex, Liz Claiborne, Luxottica Group, LVMH Moët Hennessy Louis Vuitton, Nike, Nordstrom, Polo Ralph Lauren, PPR, Saks, Swatch, Tiffany & Co. and Tod's.

The interests of the executive directors in ordinary shares subject to awards under this plan as at 31 March 2008 were as follows.

| | Number of ordinary shares | | | Vesting Date [2] | | |
|---|---|---|---|---|---|---|
| | As at 31 March 2007 | Granted during the year [1] | **As at 31 March 2008** | From | To | Expiry date |
| Angela Ahrendts | – | 850,000 | **850,000** | 26/07/2010 | 26/07/2011 | 25/07/2012 |
| Stacey Cartwright | – | 350,000 | **350,000** | 26/07/2010 | 26/07/2011 | 25/07/2012 |

(1) The market value of these awards at the date of grant was 621p per share.

(2) Subject to performance testing.

The Burberry Senior Executive Restricted Share Plan (the 'RSP')

Under this plan, executives may be awarded shares up to a maximum value of one times base salary (up to two times base salary in exceptional circumstances). The vesting of RSP awards is based 50% on Burberry's three-year Total Shareholder Return ('TSR') relative to peers and 50% on three year growth in Profit Before Tax ('PBT'). Awards vest in full only if Burberry achieves at least upper quartile TSR relative to its global peers and at least 15% per annum PBT growth. A proportion of an award (12.5%) may vest if TSR performance exceeds the median of the peer group or if PBT growth exceeds 5% per annum over three years. Of the shares which meet the performance criteria, 50% vest after three years. The remaining 50% vest in two equal tranches on the fourth and fifth anniversaries of the award date.

The Remuneration Committee chose TSR relative to a group of Burberry's global peers because it felt that this is an objective measure of the Group's success and aligns with shareholder interests. Growth in PBT was chosen as it continues to be the primary measure used by management and the Remuneration Committee believes strong pre-tax profit growth is key to delivering superior shareholder returns.

The TSR group for the 2007 award comprised Bulgari, Coach, Compagnie Financière Richemont, Estée Lauder, Fossil, Geox, Hermès International, Hugo Boss, Inditex, Liz Claiborne, Luxottica Group, LVMH Moët Hennessy Louis Vuitton, Nike, Nordstrom, Polo Ralph Lauren, PPR, Saks, Swatch, Tiffany & Co, and Tod's.

The interests of the executive directors in ordinary shares subject to awards under this plan as at 31 March 2008 were as follows.

| | Number of ordinary shares | | | | | Vesting date [3] | | |
|---|---|---|---|---|---|---|---|---|
| | As at 31 March 2007 | Granted during the year [1] | Lapsed during the year [2] | Exercised during the year | **As at 31 March 2008** | From | To | Expiry date |
| Angela Ahrendts | – | 255,987 | – | – | **255,987** | 11/06/2010 | 11/06/2012 | 10/06/2017 |
| Stacey Cartwright | 92,592 | – | 18,334 | 37,129[4] | **37,129** | 02/08/2007 | 02/08/2009 | 02/08/2014 |
| | 133,136 | – | – | – | **133,136** | 21/07/2008 | 21/07/2010 | 21/07/2015 |
| | 94,837 | – | – | – | **94,837** | 10/08/2009 | 10/08/2011 | 10/08/2016 |
| | 23,709 | – | – | – | **23,709** | 27/11/2009 | 27/11/2011 | 27/11/2016 |
| | – | 74,098 | – | – | **74,098** | 11/06/2010 | 11/06/2012 | 11/06/2017 |

(1) The market value of these awards at the date of grant was 634p per share.

(2) Following the calculation of the achievement of the performance conditions of the awards granted on 2 August 2004, 80.2% of the awards vested and 19.8% of the awards lapsed.

(3) Subject to performance testing.

(4) Stacey Cartwright exercised her award on 9 August 2007. The market price on the date of exercise was 659p.

On 31 January 2006, Angela Ahrendts was granted a one-off award under the terms of her service agreement over 508,474 ordinary shares. The rules applicable to the award are the same as for the RSP other than in respect of the time of vesting. The interests of Angela Ahrendts in shares subject to this award as at 31 March 2008 were as follows.

| | Number of ordinary shares | | | Vesting date [1] | | |
|---|---|---|---|---|---|---|
| | As at 31 March 2007 | Granted during the year | **As at 31 March 2008** | From | To | Expiry date |
| Angela Ahrendts | 508,474 | – | **508,474** | 01/12/2008 | 01/12/2010 | 31/01/2016 |

(1) Subject to performance testing.

## The Burberry Group plc Executive Share Option Scheme 2002

The interests of the executive directors, who served during the financial year, in options granted under this scheme as at 31 March 2008 were as follows.

| | Number of ordinary shares under option | | | | | Vesting date | | |
|---|---|---|---|---|---|---|---|---|
| | As at 31 March 2007 | Granted/ lapsed during the year | Exercised during the year | **As at 31 March 2008** | Exercise price | From | To | Expiry date |
| Rose Marie Bravo | 277,777 | – | 277,777 | – | 378p | – | – | – |
| | 555,555 | – | 555,555 | – | 423p | – | – | – |
| Stacey Cartwright | 185,185 | – | – | **185,185** | 378p | 02/08/2005 | 02/08/2007 | 02/08/2014 |

(1) The market price on the date of exercise was 680.00p.

## All employee share-based plans

In order to encourage broad ownership of Burberry shares the Group offers two share-based plans to its employees;

- A Share Incentive Plan ('SIP'). Adopted at the time of the IPO, this plan has been used to award free shares to all Group employees as determined by the Remuneration Committee.
- A Save As You Earn Scheme ('SAYE'). This was adopted at the time of the IPO and was implemented in 2006. This allows directors and eligible employees to save a portion of their salary which can be used to purchase Burberry shares after three years at a 20% discount to the market price at the date of invitation.

## SIP

On 20 August 2004, all qualifying employees based in the UK were awarded shares under the SIP. The interests of the executive directors in shares under this scheme as at 31 March 2008 were as follows.

| | Number of ordinary shares | | | | | | |
|---|---|---|---|---|---|---|---|
| | As at 31 March 2007 | Granted during the year | Exercised during the year | **As at 31 March 2008** | Exercise price | Vesting date | Expiry date |
| Stacey Cartwright | 800 | – | 800 | – | Nil | 20/08/2007 | |

## SAYE

The interests of the executive directors in options granted under the SAYE scheme are shown in the table below:

| | Number of ordinary shares | | | | | Exercise period | | |
|---|---|---|---|---|---|---|---|---|
| | Date of grant | As at 31 March 2007 | Granted during the year | Exercised/ lapsed during the year | **As at 31 March 2008** | From | to | Exercise price (p) |
| Angela Ahrendts | 23/06/2006 | 2,667 | – | – | **2,667** | 01/09/2009 | 28/02/2010 | 350.5 |
| Stacey Cartwright | 23/06/2006 | 2,667 | – | – | **2,667** | 01/09/2009 | 28/02/2010 | 350.5 |

Gains made by directors on share options and awards

The table below shows gains made by individual directors from the exercise of Burberry share options during the year to 31 March 2008. The gains are calculated as at the exercise date.

| | Year to 31 March 2008 £'000 |
|---|---|
| Rose Marie Bravo | 3,485 |
| Stacey Cartwright | 247 |
| Total gains on share options and awards | 3,732 |

Shareholding guidelines

The Remuneration Committee believes that share ownership provides an effective way to align the interests of shareholders and executive directors. The Remuneration Committee implemented an Executive Shareholding Policy during 2007/08 which requires that executive directors and certain senior management achieve a holding in Burberry shares equivalent to at least one times base salary over a period of five years (at least one and half times and three times base salary for the Chief Financial Officer and Chief Executive Officer respectively).

As part of the Group's shareholding guidelines, non-executive directors are expected to acquire shares with a market value of a minimum of £6,000 worth of shares for each year of their appointment. The shares should be held for the longer of three years from date of purchase or the duration of a non-executive director's term on the Board.

**Directors' interests**

The beneficial interests of the directors of the Company in the ordinary shares of Burberry Group plc (in addition to interests in options and share awards) are shown below:

| | Holding of ordinary shares as at 31 March 2008 | Holdings of ordinary shares as at 31 March 2007 |
|---|---|---|
| Angela Ahrendts | 82,061[1] | – |
| Rose Marie Bravo | – | 102,683[1] |
| Stacey Cartwright | 86,779[1] | 48,295[1][2] |
| John Peace | 155,738 | 155,738 |
| Philip Bowman | 45,000 | 35,000 |
| Ian Carter | 4,422 | – |
| Stephanie George | – | – |
| David Tyler | 48,664 | 48,664 |

(1) This includes the invested Shares under the Co-Investment Plan.

(2) This excludes 800 free shares awarded under the SIP (see page 91 for further details).

(3) The market price of an ordinary share on 31 March 2008 (the last dealing day in the financial year) was 450.50p. The highest and lowest market prices of an ordinary share in the year were 720.50p and 381.75p respectively.

There are no other non-beneficial interests.

As potential beneficiaries under the Burberry Group plc ESOP Trust ("the Trust") Angela Ahrendts and Stacey Cartwright are deemed to have an interest in the Company's ordinary shares held by the Trust. The Trust held 1,284,514 ordinary shares as at 31 March 2008.

There have been no changes in the above interests between 31 March 2008 and 27 May 2008.

**IFRS**

Appropriate adjustments have been made, where relevant, to performance targets and tests under the Company's incentive plans to ensure consistency of measurement during the transition from UK GAAP to IFRS reporting.

## Audit statement

In their audit opinion on page 95, PricewaterhouseCoopers LLP refer to their audit of the disclosures required by Part 3 of Schedule 7A to the Companies Act 1985. These comprise the following disclosures in this remuneration report: the disclosures under the headings 'Executive directors' remuneration', 'Non-executive directors' remuneration' 'Directors' pension entitlements', 'The Burberry Co-Investment Plan', 'The Burberry Group plc Exceptional Performance Share Plan', 'The Burberry Senior Executive Restricted Share Plan', 'The Burberry Group plc Executive Share Option Scheme 2002', 'SIP' and 'SAYE' and the disclosures under the heading, 'Directors' Interests' on pages 87 to 92.

Approved by the Board and signed on its behalf by:

David Tyler
Chairman of the Remuneration Committee
27 May 2008

# INDEPENDENT AUDITORS' REPORT TO THE MEMBERS OF BURBERRY GROUP PLC

We have audited the Group financial statements of Burberry Group plc for the year ended 31 March 2008 which comprise the Group Income Statement, Group Statement of Recognised Income and Expense, Group Balance Sheet, Group Cash Flow Statement and the related notes. These Group financial statements have been prepared under the accounting policies set out therein.

We have reported separately on the parent Company financial statements of Burberry Group plc for the year ended 31 March 2008 and on the information in the Report on Directors' Remuneration and related matters that is described as having been audited.

### Respective responsibilities of directors and auditors

The directors' responsibilities for preparing the Annual Report and the Group financial statements in accordance with applicable law and International Financial Reporting Standards (IFRSs) as adopted by the European Union are set out in the Statement of Directors' Responsibilities.

Our responsibility is to audit the Group financial statements in accordance with relevant legal and regulatory requirements and International Standards on Auditing (UK and Ireland). This report, including the opinion, has been prepared for and only for the Company's members as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose. We do not, in giving this opinion, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

We report to you our opinion as to whether the Group financial statements give a true and fair view and whether the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation. We also report to you whether in our opinion the information given in the Directors' Report is consistent with the Group financial statements. The information given in the Directors' Report includes that specific information presented in the Business and Financial Review that is cross referred from the Business Review section of the Directors' Report.

In addition we report to you if, in our opinion, we have not received all the information and explanations we require for our audit, or if information specified by law regarding directors' remuneration and other transactions is not disclosed.

We review whether the Corporate Governance Statement reflects the Company's compliance with the nine provisions of the Combined Code (2006) specified for our review by the Listing Rules of the Financial Services Authority, and we report if it does not. We are not required to consider whether the board's statements on internal control cover all risks and controls, or form an opinion on the effectiveness of the Group's corporate governance procedures or its risk and control procedures.

We read other information contained in the Annual Report and consider whether it is consistent with the audited Group financial statements. The other information comprises only the Chief Executive Officer's Letter, Chairman's Letter, Financial Highlights, Business and Financial Review, Risks, Corporate Responsibility Statement, Directors' Report, Corporate Governance Statement and the unaudited part of the Report on Directors' Remuneration and related matters. We consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the Group financial statements. Our responsibilities do not extend to any other information.

### Basis of audit opinion

We conducted our audit in accordance with International Standards on Auditing (UK and Ireland) issued by the Auditing Practices Board. An audit includes examination, on a test basis, of evidence relevant to the amounts and disclosures in the Group financial statements. It also includes an assessment of the significant estimates and judgments made by the directors in the preparation of the Group financial statements, and of whether the accounting policies are appropriate to the Group's circumstances, consistently applied and adequately disclosed.

We planned and performed our audit so as to obtain all the information and explanations which we considered necessary in order to provide us with sufficient evidence to give reasonable assurance that the Group financial statements are free from material misstatement, whether caused by fraud or other irregularity or error. In forming our opinion we also evaluated the overall adequacy of the presentation of information in the Group financial statements.

### Opinion

In our opinion:

- the Group financial statements give a true and fair view, in accordance with IFRSs as adopted by the European Union, of the state of the Group's affairs as at 31 March 2008 and of its profit and cash flows for the year then ended;
- the Group financial statements have been properly prepared in accordance with the Companies Act 1985 and Article 4 of the IAS Regulation; and
- the information given in the Directors' Report is consistent with the Group financial statements.

PricewaterhouseCoopers LLP
Chartered Accountants and Registered Auditors
London, 27 May 2008

# GROUP INCOME STATEMENT

| | Note | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|---|
| **Revenue** | 3 | **995.4** | 850.3 |
| Cost of sales | 14 | **(377.7)** | (329.0) |
| **Gross profit** | | **617.7** | 521.3 |
| Net operating expenses | 4 | **(416.0)** | (364.3) |
| **Operating profit** | | **201.7** | 157.0 |
| Financing | | | |
| Interest receivable and similar income | 6 | **5.7** | 5.5 |
| Interest payable and similar charges | 6 | **(11.7)** | (6.2) |
| **Net finance charge** | 6 | **(6.0)** | (0.7) |
| **Profit before taxation** | 5 | **195.7** | 156.3 |
| Taxation | 7 | **(60.5)** | (46.1) |
| **Attributable profit for the year** | | **135.2** | 110.2 |

The profit for the year is attributable to the equity holders of the Company and relates to continuing operations.

| | | | |
|---|---|---|---|
| **Earnings per share** | | | |
| – basic | 8 | **31.3p** | 25.2p |
| – diluted | 8 | **30.5p** | 24.7p |

| | | £m | £m |
|---|---|---|---|
| **Non-GAAP measures** | | | |
| Operating profit | | **201.7** | 157.0 |
| Project Atlas costs | 4 | **19.6** | 21.6 |
| Treorchy closure costs | 4 | **–** | 6.5 |
| Relocation of Headquarters net profit | 4 | **(15.1)** | – |
| **Adjusted operating profit** | | **206.2** | 185.1 |
| **Adjusted earnings per share** | | | |
| – basic | 8 | **32.4p** | 29.7p |
| – diluted | 8 | **31.6p** | 29.1p |
| **Dividends per share** | | | |
| – interim | 9 | **3.35p** | 2.875p |
| – proposed final (not recognised as a liability at 31 March) | 9 | **8.65p** | 7.625p |

# GROUP STATEMENT OF RECOGNISED INCOME AND EXPENSE

| | Note | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|---|
| Cash flow hedges – (losses)/gains deferred in equity | 22 | (8.9) | 9.1 |
| Foreign currency translation differences | 22 | 41.0 | (28.9) |
| Net actuarial gains on defined benefit pension scheme | 22 | – | 3.4 |
| Restriction of asset on defined benefit pension scheme | 22 | (0.7) | (3.9) |
| Tax on items taken directly to equity | 22 | 5.6 | (1.5) |
| **Net income/(expense) recognised directly in equity** | | 37.0 | (21.8) |
| Cash flow hedges – transferred to the income statement | 22 | (2.2) | (5.9) |
| Tax on items transferred from equity to the income statement | 22 | 0.9 | 1.8 |
| **Net income/(expense) recognised directly in equity net of transfers** | | 35.7 | (25.9) |
| **Attributable profit for the year** | 22 | 135.2 | 110.2 |
| **Total recognised income for the year** | 22 | 170.9 | 84.3 |

All the recognised income and expense for the year is attributable to the equity holders of the Company.

# GROUP BALANCE SHEET

| | Note | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Intangible assets | 10 | **150.4** | 133.6 |
| Property, plant and equipment | 11 | **177.5** | 162.7 |
| Deferred tax assets | 12 | **29.5** | 24.6 |
| Trade and other receivables | 13 | **7.4** | 5.1 |
| | | **364.8** | 326.0 |
| **Current assets** | | | |
| Inventories | 14 | **268.6** | 149.8 |
| Trade and other receivables | 13 | **169.2** | 137.2 |
| Derivative financial assets | 15 | **11.0** | 5.3 |
| Income tax receivables | | **12.0** | – |
| Cash and cash equivalents | 16 | **127.6** | 131.4 |
| | | **588.4** | 423.7 |
| **Total assets** | | **953.2** | 749.7 |
| **LIABILITIES** | | | |
| **Non-current liabilities** | | | |
| Long term payables | 17 | **(13.3)** | (10.4) |
| Deferred tax liabilities | 12 | **(4.3)** | (10.2) |
| Retirement benefit obligations | 18 | **(0.4)** | (1.8) |
| Provisions | 19 | **(3.7)** | – |
| | | **(21.7)** | (22.4) |
| **Current liabilities** | | | |
| Bank overdrafts and borrowings | 20 | **(191.8)** | (134.2) |
| Derivative financial liabilities | 15 | **(18.2)** | (0.5) |
| Trade and other payables | 21 | **(174.3)** | (170.7) |
| Income tax liabilities | | **(51.9)** | (25.0) |
| | | **(436.2)** | (330.4) |
| **Total liabilities** | | **(457.9)** | (352.8) |
| **Net assets** | | **495.3** | 396.9 |
| **EQUITY** | | | |
| **Capital and reserves attributable to the Company's equity holders** | | | |
| Ordinary share capital | 22 | **0.2** | 0.2 |
| Share premium account | 22 | **174.3** | 167.3 |
| Capital reserve | 22 | **26.6** | 26.0 |
| Hedging reserve | 22 | **(5.8)** | 1.8 |
| Foreign currency translation reserve | 22 | **37.8** | (6.2) |
| Retained earnings | 22 | **262.2** | 207.8 |
| **Total equity** | | **495.3** | 396.9 |

The financial statements on pages 96 to 138 were approved by the Board on 27 May 2008 and signed on its behalf by:

**John Peace**
Chairman

**Stacey Cartwright**
Chief Financial Officer

# GROUP CASH FLOW STATEMENT

| | Note | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|---|
| **Cash flows from operating activities** | | | |
| Operating profit | | **201.7** | 157.0 |
| Depreciation | | **28.9** | 25.9 |
| Amortisation | | **3.8** | 1.8 |
| Net impairment releases | | **(0.5)** | (1.0) |
| (Profit)/loss on disposal of property, plant and equipment | | **(19.1)** | 1.1 |
| Fair value losses on derivative instruments | | **(0.5)** | – |
| Charges in respect of employee share incentive schemes | | **14.3** | 10.8 |
| Increase in inventories | | **(122.6)** | (33.4) |
| Increase in receivables | | **(29.1)** | (33.8) |
| Increase in payables | | **28.8** | 32.8 |
| Cash generated from operations | | **105.7** | 161.2 |
| Interest received | | **4.8** | 4.6 |
| Interest paid | | **(11.8)** | (6.2) |
| Taxation paid | | **(53.3)** | (45.8) |
| **Net cash inflow from operating activities** | | **45.4** | 113.8 |
| | | | |
| **Cash flows from investing activities** | | | |
| Purchase of tangible and intangible fixed assets | | **(48.5)** | (34.3) |
| Proceeds from sale of property, plant and equipment | | **28.3** | 0.1 |
| Payment of deferred consideration | | **(10.0)** | (1.4) |
| Acquisition of subsidiary | | **–** | (0.1) |
| **Net cash outflow from investing activities** | | **(30.2)** | (35.7) |
| | | | |
| **Cash flows from financing activities** | | | |
| Dividends paid in the year | 9 | **(47.4)** | (36.5) |
| Issue of ordinary share capital | | **0.5** | 0.6 |
| Purchase of shares through share buy back | 22 | **(39.6)** | (62.2) |
| Sale of own shares by ESOPs | 22 | **4.4** | 6.1 |
| Purchase of own shares by ESOPs | 22 | **(1.5)** | – |
| Draw down on loan facility | 20 | **49.0** | 10.0 |
| **Net cash outflow from financing activities** | | **(34.6)** | (82.0) |
| | | | |
| **Net decrease in cash and cash equivalents** | | **(19.4)** | (3.9) |
| Effect of exchange rate changes on opening balances | | **7.0** | (1.4) |
| Cash and cash equivalents at beginning of period | | **57.2** | 62.5 |
| **Cash and cash equivalents at end of period** | | **44.8** | 57.2 |

# ANALYSIS OF CASH AND CASH EQUIVALENTS

| | Note | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|---|
| Cash and cash equivalents as per the balance sheet | 16 | **127.6** | 131.4 |
| Bank overdrafts | 20 | **(82.8)** | (74.2) |
| **Cash and cash equivalents per the cash flow statement** | | **44.8** | 57.2 |
| Bank borrowings | 20 | **(109.0)** | (60.0) |
| **Net debt** | | **(64.2)** | (2.8) |

# NOTES TO THE FINANCIAL STATEMENTS

## 1. Basis of preparation

Burberry Group is a luxury goods manufacturer, wholesaler and retailer in Europe, the Americas and Asia Pacific. Licensing activity is also carried out, principally in Japan. All of the companies which comprise Burberry Group are owned by Burberry Group plc ('the Company') directly or indirectly.

The consolidated financial statements of Burberry Group have been prepared in accordance with EU endorsed International Financial Reporting Standards ('IFRS'), IFRIC interpretations and parts of the Companies Act 1985 applicable to companies reporting under IFRS. These consolidated financial statements have been prepared under the historical cost convention, except as modified by the revaluation of financial assets and financial liabilities at fair value through profit or loss.

During the year ended 31 March 2008 the Company adopted the following Standard:

IFRS 7 Financial Instruments: Disclosures, and the complementary amendment to IAS 1 Presentation of financial statements - Capital disclosures

Requires new disclosures relating to financial instruments and share capital. Also introduces new disclosures regarding the significance of financial instruments for an entity's financial position and performance and qualitative and quantitative disclosures on the nature and extent of risks. This has no impact on the classification and valuation of the Group's financial instruments.

At the date of authorisation of these financial statements, the following Standards and Interpretations were in issue but not yet effective:

IFRS 8 Operating Segments

Requires a 'management approach', under which segment information is presented on the same basis as that used for internal reporting purposes and regularly reviewed by the Board in order to allocate resources to the segment and assess its performance. It will take effect for annual periods beginning on or after 1 January 2009. No material financial impact is anticipated.

IFRIC 12 Service Concession Arrangements

Applies to contractual arrangements whereby a private sector operator participates in the development, financing, operation and maintenance of infrastructure for public sector services. It is not relevant to the Group's operations because the Group does not provide public sector services.

IFRIC 13 Customer Loyalty Programmes

Clarifies that where goods or services are sold together with a customer loyalty incentive (for example loyalty points or free products), the arrangement is a multiple-element arrangement and the consideration receivable from the customer is allocated between the components of the arrangement using fair values. It is not relevant to the Group's operations because no such loyalty programmes are offered by the Group.

IFRIC 14 (IAS 19) – The Limit on a Defined Benefit Asset, Minimum Funding Requirements and their Interaction

Provides guidance on assessing the limit in IAS 19 on the amount of the surplus that can be recognised as an asset and explains how the pension asset or liability may be affected by a statutory or contractual minimum funding requirement. It will take effect for annual periods beginning on or after 1 January 2009. No material financial impact is anticipated.

### Basis of consolidation

The Group's annual financial statements comprise those of the parent Company and its subsidiaries, presented as a single economic entity. The results of the subsidiaries are prepared for the same reporting year as the parent Company, using consistent accounting policies.

Subsidiaries are consolidated from the date on which control is transferred to the Group and cease to be consolidated from the date on which control is transferred out of the Group. Where there is a loss of control of a subsidiary, the consolidated financial statements include the results for the portion of the reporting period during which Burberry Group plc had control. The effects of intra-group transactions are eliminated in preparing the Group financial statements.

### Key sources of estimation and judgement

Preparation of the consolidated financial statements in conformity with IFRS requires that management make certain judgements, estimates and assumptions that affect the reported revenues, expenses, assets and liabilities and the disclosure of contingent liabilities. If in the future such estimates and assumptions, which are based on management's best judgement at the date of the financial statements, deviate from actual circumstances, the original estimate and assumptions will be modified as appropriate in the period in which the circumstances change.

Estimates and judgements are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances. Such estimates include, but are not limited to impairment of trade and other receivables, goodwill and asset impairment, inventory provisioning, income and deferred taxes. These are discussed below:

### Impairment of trade and other receivables

A provision for impairment of trade and other receivables is established where management estimate that the Group will not be able to collect all amounts due according to the original terms of receivables.

Impairment of goodwill
The Group is required to test whether goodwill has suffered any impairment. The recoverable amounts of cash generating units have been determined based on value-in-use calculations. The use of this method requires the estimation of future cash flows expected to arise from the continuing operation of the cash generating unit and the choice of a suitable discount rate in order to calculate the present value.

Impairment of assets
Property, plant and equipment are reviewed for impairment if events or changes in circumstances indicate that the carrying amount may not be recoverable. When a review for impairment is conducted, the recoverable amount of an asset or a cash generating unit is determined based on value-in-use calculations prepared on the basis of management's assumptions and estimates.

Inventory provisioning
The Group manufactures and sells luxury goods and is subject to changing consumer demands and fashion trends. As a result, it is necessary to consider the recoverability of the cost of inventories and the associated provisioning required. Inventory provisioning is based on the age and condition of inventory, as well as anticipated saleability.

Income and deferred taxes
The Group is subject to income taxes in numerous jurisdictions. Judgment is required in determining the provision for income taxes in each territory. There are many transactions and calculations during the ordinary course of business for which the ultimate tax determination is uncertain. The Group recognises liabilities for anticipated tax audit issues based on estimates of whether additional taxes will be due. Where the final outcome of these matters is different from the amounts which were initially recorded, such differences will impact the income tax and deferred tax provisions and assets in the period in which such determination is made.

## 2. Accounting policies

The consolidated financial information of Burberry Group plc and all its subsidiaries have been prepared in accordance with IFRS. The principal accounting policies of the Group are:

a) Revenue
Revenue, which is stated excluding Value Added Tax and other sales related taxes, is the amount receivable for goods supplied (less returns, trade discounts and allowances) and royalties receivable.

Wholesale sales are recognised when goods are despatched to trade customers, as this reflects the transfer of risks and rewards of ownership, with provisions made for expected returns and allowances. Retail sales, returns and allowances are reflected at the dates of transactions with customers. Provisions for returns on retail and wholesale sales are calculated based on historical return levels. Royalties receivable from licensees are accrued as earned on the basis of the terms of the relevant royalty agreement, which is typically on the basis of production volumes.

b) Share schemes
The cost of the share incentives received by employees (including directors) is measured with reference to the fair value of the equity instruments awarded at the date of grant. The Black-Scholes option pricing model is used to determine the fair value of the award made. The impact of performance conditions is not considered in determining the fair value on the date of grant, except for conditions linked to the price of Burberry Group plc shares i.e. market conditions. Vesting conditions which relate to non-market conditions are allowed for in the assumptions used for the number of options expected to vest. The estimate of the number of options expected to vest is revised at each balance sheet date.

The cost of the share based incentives is recognised as an expense over the vesting period of the awards, with a corresponding increase in equity.

The proceeds received from the exercise of the equity instruments awarded, net of any directly attributable transaction costs, are credited to share capital and share premium.

c) Operating leases
Burberry Group is a lessee of property. Gross rental expenditure in respect of operating leases is recognised on a straight line basis over the period of the leases. Certain rental expense is determined on the basis of revenue achieved in specific retail locations and is accrued for on that basis.

Amounts paid to acquire the rights to a lease ('Lease premiums') are written off in equal annual instalments over the life of the lease contract. Lease incentives, typically rent free periods and capital contributions, are recognised over the term of the lease.

d) Dividend distribution
Dividend distributions to Burberry Group plc's shareholders are recognised as a liability in the period in which the dividends are approved by the shareholders.

e) Pension costs

Defined benefit schemes

Prior to the demerger of Burberry from GUS plc on 13 December 2005, it was agreed that Burberry Limited would continue to participate in the GUS defined benefit scheme (renamed the 'Experian Pension Scheme') in respect of existing employees who were members of the scheme until 31 December 2007 or such earlier date as required by HM Customs & Revenue or by Burberry. On 31 December 2007 Burberry Limited ceased to participate in the Experian Pension Scheme. Burberry was liable and in April 2008 has paid the debt of £1.25m due under Section 75 or 75A of the Pensions Act 1995.

Eligible employees of Burberry Group also participate in defined benefit schemes in France and Taiwan.

Where arrangements are funded, assets are held in independently administrated trusts. The cost of providing defined benefit schemes to participating Burberry employees is charged to the Income Statement over the anticipated period of employment. Net actuarial gains and losses are recognised directly to equity through the Group Statement of Recognised Income and Expense ('SORIE').

The asset or liability recognised in the Balance Sheet, in respect of defined benefit schemes, represents Burberry's share of the present value of the defined benefit obligation at the balance sheet date, less the fair value of plan assets, together with adjustments for unrecognised actuarial gains and losses and past service costs.

Defined contribution schemes

Burberry Group eligible employees also participate in defined contribution pension schemes, the principal one being in the UK with its assets held in an independently administered fund. The cost of providing these benefits to participating Burberry employees is recognised in the Income Statement and comprises the amount of contributions payable to the schemes in respect of the year.

f) Intangible fixed assets

Goodwill

Goodwill is the excess of purchase consideration over the fair value of identifiable net assets acquired. Goodwill on acquisition is recorded as an intangible fixed asset. Fair values are attributed to the identifiable assets, liabilities and contingent liabilities that existed at the date of acquisition, reflecting their condition at that date. Adjustments are also made to align the accounting policies of acquired businesses with those of Burberry Group.

Goodwill is assigned an indefinite useful economic life. Impairment reviews are performed annually, or more frequently if events or changes in circumstances indicate that the carrying value may not be recoverable.

Trademarks and trading licences

The cost of securing and renewing trademarks and other intellectual property is capitalised as an intangible fixed asset and amortised by equal annual instalments over its useful economic life, typically ten years. The useful economic life of trademarks and other intellectual property is determined on a case-by-case basis, in accordance with the terms of the underlying agreement.

Computer software

The cost of acquiring computer software (including licences and separately identifiable external development costs) is capitalised as an intangible asset at purchase price, plus any directly attributable cost of preparing that asset for its intended use. Software costs are amortised by equal annual instalments over their estimated useful economic lives, which are up to five years.

g) Property, plant and equipment

Property, plant and equipment is stated at cost or deemed cost, based on historical revalued amounts, less accumulated depreciation and provision to reflect any impairment in value.

Depreciation

Depreciation of property, plant and equipment is calculated to write off the cost or deemed cost, less residual value, of the assets in equal annual instalments over their estimated useful lives at the following rates:

| | |
|---|---|
| Land | Not depreciated |
| Freehold buildings | Up to 50 years |
| Leaseholds – less than 50 years expired | Over the unexpired term of the lease |
| Plant, machinery, fixtures and fittings | 3 – 8 years |
| Retail fixtures and fittings | 2 – 5 years |
| Office equipment | 5 years |
| Computer equipment | Up to 5 years |

Profit/loss on disposal of property, plant and equipment
Profits and losses on disposal of property, plant and equipment represent the difference between the net proceeds and net book value at the date of sale. Disposals are accounted for when the relevant transaction becomes unconditional.

h) Impairment of assets
Assets that have an indefinite useful economic life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation or depreciation are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash generating units).

i) Inventories
Inventories and work in progress are valued on a first-in-first-out basis at the lower of cost (including an appropriate proportion of production overhead) and net realisable value. Provision is made to reduce cost to no more than net realisable value having regard to the age and condition of inventory, as well as its anticipated saleability.

j) Taxation
The tax expense represents the sum of the tax currently payable and deferred tax.

The tax currently payable is based on taxable profit for the year. Taxable profit differs from net profit as reported in the Income Statement because it excludes items of income or expense which are taxable or deductible in other years and it further excludes items which are never taxable or deductible. The Group's liability for current tax is calculated using tax rates which have been enacted or substantially enacted by the balance sheet date.

Deferred tax is provided in full, using the liability method, on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, if the temporary difference arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss, it is exempt from deferred tax. Deferred tax is determined using tax rates (and laws) that have been enacted or substantially enacted by the balance sheet date and are expected to apply when the related deferred income tax asset is realised or the deferred tax liability is settled. Deferred tax assets and liabilities are not discounted.

Deferred tax assets are recognised to the extent that it is probable that future taxable profits will be available against which the temporary differences can be utilised.

Deferred tax is provided on temporary differences arising on investments in subsidiaries, except where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future.

k) Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

Where any Group company purchases the Company's equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

l) Financial instruments
A financial instrument is initially recognised at fair value on the Balance Sheet when the entity becomes a party to the contractual provisions of the instrument. A financial asset is no longer recognised when the contractual rights to the cash flow expire or substantially all risks and rewards of the asset are transferred. A financial liability is no longer recognised when the obligation specified in the contract is discharged, cancelled or expires.

The Group's financial instruments consist primarily of cash and cash equivalents, accounts receivable, accounts payable, borrowings and derivative financial instruments, the accounting for which is explained below.

Cash and cash equivalents

Cash and cash equivalents comprise cash and short term deposits with an original maturity date of three months or less, held with banks, liquidity funds as well as bank overdrafts. Bank overdrafts are recorded under current liabilities on the Balance Sheet.

Trade and other receivables

Trade and other receivables arise when the Group provides money, goods or services directly to a third party with no intention of trading the receivable. They are included in current assets, except for maturities greater than 12 months after the balance sheet date. Receivables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest rate method, less provision for impairment. A provision for impairment of trade receivables is established when there is objective evidence that the Group will not be able to collect all amounts due according to the original terms of receivables. The amount of the provision is recognised in the Income Statement.

Trade and other payables

Trade and other payables arise when the Group acquires money, goods or services directly from a supplier. They are included in current liabilities, except for maturities greater than 12 months after the balance sheet date. Payables are recognised initially at fair value and subsequently measured at amortised cost using the effective interest method.

Borrowings

Borrowings are recognised initially at fair value, net of transaction costs incurred. Borrowings are subsequently stated at amortised costs and the difference between the proceeds (net of transaction costs) and the redemption value is recognised in the Income Statement over the period of the borrowings using the effective interest method. Borrowings are classified as current liabilities unless the Group has an unconditional right to defer settlement of the liability for at least 12 months after the balance sheet date.

Derivative instruments

Burberry Group uses derivative financial instruments to hedge its exposure to fluctuations in foreign exchange rates arising on certain trading transactions. The principal derivative instruments used are forward currency contracts taken out to hedge highly probable future sales and royalty receivables and product purchases.

The Group documents at the inception of the transaction the relationship between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Group also documents its assessment, both at hedge inception and on an ongoing basis, of whether the derivatives that are used in hedging transactions are highly effective in offsetting changes in fair values or cash flows of hedged items.

Derivatives are initially recognised at fair value at the trade date and are subsequently remeasured at their fair value. The method of recognising the resulting gain or loss depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged. The Group designates certain derivatives as either: (1) hedges of the fair value of recognised assets and liabilities or a firm commitment (fair value hedge); or (2) hedges of highly probable forecast transactions (cash flow hedges); or (3) classified as held for trading.

Changes in the fair value of derivatives that are designated and qualify as fair value hedges are recorded in the Income Statement immediately, together with any changes in the fair value of the hedged item that is attributable to the hedged risk.

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges are deferred in equity. The gain or loss relating to the ineffective portion of the gain or loss is recognised immediately in the Income Statement. Amounts deferred in equity are recycled in the Income Statement in the periods when the hedged item is recognised in the Income Statement. If it is expected that all or a portion of a loss deferred in equity will not be recovered in one or more future periods, or the hedged transaction is no longer expected to occur, the amount that is not expected to be recovered will be reclassified to the Income Statement. If a derivative instrument is not designated as a hedge, the subsequent change to the fair value is recognised in the Income Statement.

m) Foreign currency translation

Functional and presentation currency

Items included in the financial statements of each of the Group's entities are measured using the currency of the primary economic environment in which the entity operates ('the functional currency').

Transactions in foreign currencies

Transactions denominated in foreign currencies within each entity in the Group are translated into the functional currency at the exchange rate ruling at the monthly average exchange rate. Monetary assets and liabilities denominated in foreign currencies, which are held at the year end, are translated into the functional currency at the exchange rate ruling at the balance sheet date. Exchange differences on monetary items are recognised in the Income Statement in the period in which they arise, except where these exchange differences form part of a net investment in overseas subsidiaries of Burberry Group, in which case such differences are taken directly to the foreign currency translation reserve within equity.

Translation of the results of overseas businesses
The results of overseas subsidiaries are translated into the Group's presentation currency of Sterling each month at the weighted average exchange rate for the month according to the phasing of the Group's trading results. The weighted average exchange rate is used, as it is considered to approximate the actual exchange rates on the date of the transactions. The assets and liabilities of such undertakings are translated at the year end exchange rates. Differences arising on the retranslation of the opening net investment in subsidiary companies, and on the translation of their results, are taken directly to the foreign currency translation reserve within equity.

The principal exchange rates used were as follows:

| | Weighted average profit rate | | Closing rate | |
|---|---|---|---|---|
| | **Year to 31 March 2008** | Year to 31 March 2007 | **Year to 31 March 2008** | Year to 31 March 2007 |
| Euro | **1.42** | 1.49 | **1.26** | 1.47 |
| US dollar | **2.02** | 1.91 | **1.98** | 1.97 |
| Hong Kong dollar | **15.63** | 14.80 | **15.44** | 15.38 |
| Korean won | **1,873** | 1,801 | **1,966** | 1,851 |

Goodwill and fair value adjustments arising on the acquisition of a foreign operation are treated as assets and liabilities of the foreign operation and translated at the closing rate.

The average exchange rate achieved by Burberry Group on its Yen royalty income, taking into account its use of Yen forward sale contracts on a monthly basis approximately 12 months in advance of royalty receipts, was Yen 221.5: £1 in the year to 31 March 2008 (2007: Yen 199.2: £1).

n) Non-GAAP measures
Non-GAAP measures are presented in order to provide a clear and consistent presentation of the underlying performance of the Group's ongoing business.

### 3. Segmental analysis

Primary segment – analysis by origin
The Group's primary reporting segments are geographic based on where products or services are supplied to a third party or another segment. Europe comprises operations principally in the UK and also in France, Germany, Italy, Switzerland, Austria, Belgium, Czech Republic, Ireland and Netherlands. The Americas comprises operations in the USA, Canada and other parts of the region. Asia Pacific comprises operations in Australia, Hong Kong, Japan, Korea, Malaysia, Singapore and Taiwan. This segmentation follows management organisation and reporting lines.

Revenue and profit before taxation – by origin of business

| | Europe[1] | | Spain | | Americas | | Asia Pacific | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| **Year to 31 March** | **2008 £m** | 2007 £m | **2008 £m** | 2007 £m | **2008 £m** | 2007 £m | **2008 £m** | 2007 £m | **2008 £m** | 2007 £m |
| Gross segment revenue | **626.9** | 450.0[2] | **193.9** | 177.6 | **231.6** | 192.6 | **226.5** | 214.4 | **1,278.9** | 1,034.6[2] |
| Inter-segment revenue | **(262.4)** | (179.3)[2] | **(21.1)** | (3.7) | **–** | – | **–** | (1.3) | **(283.5)** | (184.3)[2] |
| **Revenue** | **364.5** | 270.7 | **172.8** | 173.9 | **231.6** | 192.6 | **226.5** | 213.1 | **995.4** | 850.3 |
| **Operating profit** | **134.6** | 104.1[2] | **14.4** | 13.4 | **14.4** | 5.3[2] | **38.3** | 34.2 | **201.7** | 157.0 |
| Net finance charge | | | | | | | | | **(6.0)** | (0.7) |
| **Profit before taxation** | | | | | | | | | **195.7** | 156.3 |
| Taxation | | | | | | | | | **(60.5)** | (46.1) |
| **Attributable profit for the year** | | | | | | | | | **135.2** | 110.2 |

[1] Excludes Spain.

[2] Restated for the advanced pricing agreement in relation to internal sales between the UK and USA, previously under negotiation with the UK and USA Competent Authorities, which has been finalised in the period.

The results above are stated after the allocation of costs of a Group wide nature. Inter-segment revenue reflects the level of revenue between segments and is priced at arm's length.

### 3. Segmental analysis (continued)

Other segmental items – by origin of business

| | Europe[1] | | Spain | | Americas | | Asia Pacific | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| Year to 31 March | 2008 £m | 2007 £m | 2008 £m | 2007 £m | 2008 £m | 2007 £m | 2008 £m | 2007 £m | 2008 £m | 2007 £m |
| Capital expenditure | 21.3 | 15.8 | 4.8 | 8.5 | 18.7 | 11.5 | 5.5 | 3.0 | 50.3 | 38.8 |
| Depreciation | 12.4 | 10.1 | 5.2 | 5.1 | 8.5 | 8.2 | 2.8 | 2.5 | 28.9 | 25.9 |
| Impairment charge | – | – | 0.1 | – | 1.1 | – | – | – | 1.2 | – |
| Release of impairment charge | (1.7) | (0.7) | – | – | – | (0.3) | – | – | (1.7) | (1.0) |
| Amortisation | 3.5 | 1.6 | 0.1 | 0.1 | – | – | 0.2 | 0.1 | 3.8 | 1.8 |
| Other non-cash expenses | | | | | | | | | | |
| – share based payments | 10.2 | 3.9 | 1.3 | 2.0 | 2.2 | 2.8 | 0.6 | 2.1 | 14.3 | 10.8 |

[1] Excludes Spain

Assets and liabilities – by origin of business

| | Europe[1] | | Spain | | Americas | | Asia Pacific | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| Year to 31 March | 2008 £m | 2007 £m | 2008 £m | 2007 £m | 2008 £m | 2007 £m | 2008 £m | 2007 £m | 2008 £m | 2007 £m |
| Segmental assets | 253.3 | 179.1 | 142.1 | 120.1 | 203.6 | 143.8 | 55.1 | 33.8 | 654.1 | 476.8 |
| Segmental liabilities | (129.6) | (97.2) | (33.7) | (35.1) | (33.0) | (29.2) | (13.7) | (11.9) | (210.0) | (173.4) |
| **Net operating assets** | 123.7 | 81.9 | 108.4 | 85.0 | 170.6 | 114.6 | 41.4 | 21.9 | 444.1 | 303.4 |
| Goodwill | | | | | | | | | 130.1 | 116.9 |
| Deferred consideration for acquisitions | | | | | | | | | – | (10.0) |
| Net debt | | | | | | | | | (64.2) | (2.8) |
| Taxation (including deferred taxation) | | | | | | | | | (14.7) | (10.6) |
| **Net assets** | | | | | | | | | 495.3 | 396.9 |

[1] Excludes Spain

Secondary segment – analysis by class of business

| | Retail | | Wholesale | | Total Retail and Wholesale | | Licensing | | Total | |
|---|---|---|---|---|---|---|---|---|---|---|
| Year to 31 March | 2008 £m | 2007 £2m | 2008 £m | 2007 £m | 2008 £m | 2007 £m | 2008 £m | 2007 £m | 2008 £m | 2007 £m |
| Gross segment revenue | 484.4 | 410.1 | 589.5 | 498.8[1] | 1,073.9 | 908.9[1] | 84.8 | 86.1 | 1,158.7 | 995.0[1] |
| Inter-segment revenue | – | – | (163.3) | (144.7)[1] | (163.3) | (144.7)[1] | – | – | (163.3) | (144.7)[1] |
| **Revenue** | 484.4 | 410.1 | 426.2 | 354.1 | 910.6 | 764.2 | 84.8 | 86.1 | 995.4 | 850.3 |
| Other segmental items | | | | | | | | | | |
| Segment assets | | | | | 640.1 | 470.3 | 14.0 | 6.5 | 654.1 | 476.8 |
| Capital expenditure | | | | | 50.3 | 38.7 | – | 0.1 | 50.3 | 38.8 |

[1] Restated for the advanced pricing agreement in relation to internal sales between the UK and USA, previously under negotiation with the UK and USA Competent Authorities, which has been finalised in the period.

The results above are stated after the allocation of costs of a Group wide nature.

### 3. Segmental analysis (continued)

Additional information

Analysis of revenue is shown below as additional information:

| Revenue by product | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| Womenswear | **345.2** | 305.5 |
| Menswear | **247.8** | 227.0 |
| Non-apparel | **289.7** | 211.2 |
| Other | **27.9** | 20.5 |
| **Retail/wholesale** | **910.6** | 764.2 |
| **Licensing** | **84.8** | 86.1 |
| **Total** | **995.4** | 850.3 |

| Revenue by destination | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| Europe[1] | **291.8** | 229.8 |
| Spain | **161.6** | 151.8 |
| Americas | **234.8** | 196.5 |
| Asia Pacific | **189.1** | 167.5 |
| Rest of the World | **33.3** | 18.6 |
| **Retail/wholesale** | **910.6** | 764.2 |
| **Licensing** | **84.8** | 86.1 |
| **Total** | **995.4** | 850.3 |

[1] Excludes Spain

| | | |
|---|---|---|
| Number of directly operated stores, concessions and outlets open at 31 March | **368** | 292 |

### 4. Net operating expenses

| | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| Distribution costs | **(180.9)** | (149.7) |
| Administrative expenses (excluding Atlas and Treorchy costs) | **(234.7)** | (185.5) |
| Project Atlas costs | **(19.6)** | (21.6) |
| Treorchy closure costs | **–** | (6.5) |
| Property rental income under operating leases | **0.1** | 0.1 |
| Profit/(loss) on disposal of property, plant and equipment | **19.1** | (1.1) |
| **Total** | **(416.0)** | (364.3) |

Operating profit for the year to 31 March 2008 includes a charge of £19.6m (2007: £21.6m) relating to Project Atlas, our major infrastructure redesign initiative. This project is designed to create a substantially stronger platform to support long term operations and growth of the Group through the redesign of Burberry's business processes and systems. The total investment in Project Atlas charged over the three year period to 31 March 2008 to net operating expenses was £52.3m.

Included in operating profit for the year to 31 March 2008 is a net profit of £15.1m relating to the Group's plans to relocate their global headquarters later in the year. This net profit is represented by a profit on the sale of freehold property of £19.6m, the cost of accelerated depreciation of £0.9m and a provision for onerous leases as a result of the relocation for £3.6m.

## 5. Profit before taxation

| | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| **Profit before taxation is stated after charging/(crediting):** | | |
| Depreciation of property, plant and equipment | | |
| – within cost of sales | 3.1 | 1.5 |
| – within distribution costs | 3.2 | 3.2 |
| – within administrative expenses | 22.6 | 21.2 |
| Amortisation of intangible assets (included in administrative expenses) | 3.8 | 1.8 |
| Fixed asset impairment charge relating to certain retail assets (included in administrative expenses) | 1.2 | – |
| Release of impairment charge relating to certain retail assets (included in administrative expenses) | (1.7) | (1.0) |
| (Profit)/loss on disposal of property, plant and equipment | (19.1) | 1.1 |
| Project Atlas costs | 19.6 | 21.6 |
| Treorchy closure costs | – | 6.5 |
| Employee costs (see note 27) | 189.7 | 174.0 |
| Operating lease rentals | | |
| – minimum lease payments | 43.0 | 31.0 |
| – contingent rents | 32.3 | 17.1 |
| Auditor's remuneration | 2.8 | 2.8 |
| Net exchange gain included in income statement | (2.9) | (0.6) |
| Net loss/(gain) on derivatives held for trading | 0.4 | (0.9) |
| Trade receivables net impairment charge/(reversal) | 2.1 | (0.5) |

| Auditor's remuneration is further analysed as follows: | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| Audit services in respect of the accounts of the company | 0.6 | 0.4 |
| Audit services in respect of the accounts of subsidiary companies | 0.7 | 0.5 |
| Other audit services supplied pursuant to legislation | 0.1 | 0.1 |
| Services relating to taxation | | |
| – compliance services | 0.1 | 0.1 |
| – advisory services | 1.3 | 1.7 |
| **Total** | 2.8 | 2.8 |

All work performed by the external auditors is controlled by an authorisation policy agreed by the Audit Committee. The over-riding principle precludes the auditors from engaging in non-audit services that would compromise their independence. Non-audit services are provided by the auditors where they are best placed to provide the service due to their previous experience or market leadership in a particular area.

## 6. Net finance charge

| | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| Bank interest income | 4.8 | 4.6 |
| Other interest income | 0.9 | 0.9 |
| Interest receivable and similar income | 5.7 | 5.5 |
| Interest expense on bank loans and overdrafts | (11.0) | (6.2) |
| Loss on derivatives held for trading | (0.7) | – |
| **Net finance charge** | (6.0) | (0.7) |

## 7. Taxation

Analysis of charge for the year recognised in the Income Statement

| | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| **Current tax** | | |
| **UK corporation tax** | | |
| Current tax on income for the year to 31 March 2008 at 30% (2007: 30%) | 115.8 | 28.8 |
| Double taxation relief | (66.8) | (7.4) |
| Adjustments in respect of prior years | (2.2) | 1.9 |
| | 46.8 | 23.3 |
| **Foreign tax** | | |
| Current tax on income for the year | 22.9 | 31.6 |
| Adjustments in respect of prior years | 2.2 | (4.2) |
| **Total current tax** | 71.9 | 50.7 |
| | | |
| **Deferred tax** | | |
| **UK deferred tax** | | |
| Origination and reversal of temporary differences | (6.3) | (3.2) |
| Effects of changes in tax rates | 0.4 | – |
| Adjustments in respect of prior years | (1.2) | (0.6) |
| | (7.1) | (3.8) |
| **Foreign deferred tax** | | |
| Origination and reversal of temporary differences | (5.9) | (1.5) |
| Effects of changes in tax rates | 0.1 | 0.5 |
| Adjustments in respect of prior years | 1.5 | 0.2 |
| **Total deferred tax** | (11.4) | (4.6) |
| **Total tax on profit** | 60.5 | 46.1 |

### 7. Taxation (continued)

Analysis of charge for the year recognised in equity

| | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| **Current tax** | | |
| Current tax credit on share options (retained earnings) | (1.5) | (2.8) |
| Current tax credit on exchange differences on loans (foreign currency translation reserve) | (3.1) | (1.3) |
| **Total current tax recognised in equity** | (4.6) | (4.1) |
| | | |
| **Deferred tax** | | |
| Deferred tax (credit)/charge on cash flow hedges recognised directly to equity (hedging reserve) | (2.6) | 3.0 |
| Deferred tax credit on cash flow hedges settled during the year (hedging reserve) | (0.9) | (1.8) |
| Deferred tax charge/(credit) on share options (retained earnings) | 4.7 | (4.4) |
| Deferred tax charge/(credit) on exchange differences on loan (foreign currency translation reserve) | 0.1 | (0.2) |
| **Total deferred tax recognised in equity** | 1.3 | (3.4) |

The tax rate applicable on profit varied from the standard rate of corporation tax in the UK due to the following factors:

| | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| Tax at 30% on profit before taxation | 58.7 | 46.9 |
| Rate adjustments relating to overseas profits | (1.1) | (0.9) |
| Permanent differences | 2.1 | 2.1 |
| Tax losses for which no deferred tax recognised | – | 0.2 |
| Adjustments in respect of prior years | 0.3 | (2.7) |
| Adjustments to deferred tax relating to changes in tax rates | 0.5 | 0.5 |
| **Total taxation** | 60.5 | 46.1 |

### 8. Earnings per share

The calculation of basic earnings per share is based on attributable profit for the year divided by the weighted average number of ordinary shares in issue during the year. Basic and diluted earnings per share based on adjusted operating profit are also disclosed to indicate the underlying profitability of Burberry Group.

| | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| Attributable profit for the year before Atlas costs, relocation of Headquarters and Treorchy costs | 140.0 | 130.0 |
| Effect of Atlas costs, relocation of Headquarters and Treorchy costs (after taxation) | (4.8) | (19.8) |
| **Attributable profit for the year** | 135.2 | 110.2 |

The weighted average number of ordinary shares represents the weighted average number of Burberry Group plc ordinary shares in issue throughout the year, excluding ordinary shares held in Burberry Group's Employee share option plans ('ESOPs').

Diluted earnings per share is based on the weighted average number of ordinary shares in issue during the year. In addition, account is taken of any awards made under the share incentive schemes, which will have a dilutive effect when exercised.

## 8. Earnings per share (continued)

| | Year to 31 March 2008 Millions | Year to 31 March 2007 Millions |
|---|---|---|
| Weighted average number of ordinary shares in issue during the year | 432.1 | 437.8 |
| Dilutive effect of the share incentive schemes | 10.7 | 8.3 |
| **Diluted weighted average number of ordinary shares in issue during the year** | **442.8** | 446.1 |

| | Year to 31 March 2008 Pence | Year to 31 March 2007 Pence |
|---|---|---|
| Basic earnings per share before Atlas costs, relocation of Headquarters and Treorchy costs | 32.4 | 29.7 |
| Effect of Atlas costs, relocation of Headquarters and Treorchy costs | (1.1) | (4.5) |
| **Basic earnings per share** | **31.3** | 25.2 |

| | Year to 31 March 2008 Pence | Year to 31 March 2007 Pence |
|---|---|---|
| Diluted earnings per share before Atlas costs, relocation of Headquarters and Treorchy costs | 31.6 | 29.1 |
| Effect of Atlas costs, relocation of Headquarters and Treorchy costs | (1.1) | (4.4) |
| **Diluted earnings per share** | **30.5** | 24.7 |

## 9. Dividends

| | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| Prior year final dividend paid 7.625p per share (2007: 5.5p) | 33.0 | 24.0 |
| Interim dividend paid 3.35p per share (2007: 2.875p) | 14.4 | 12.5 |
| **Total** | **47.4** | 36.5 |

A final dividend in respect of the year to 31 March 2008 of 8.65p (2007: 7.625p) per share, amounting to £37.4m (2007: £33.0m), has been proposed for approval by the shareholders at the Annual General Meeting subsequent to the balance sheet date. The final dividend has not been recognised as a liability at the year end and will be paid on 31 July 2008 to shareholders on the register at the close of business on 4 July 2008.

## 10. Intangible assets

| Cost | Goodwill £m | Trademarks and trading licences £m | Computer software £m | Total £m |
|---|---|---|---|---|
| **As at 1 April 2006** | 121.2 | 12.0 | 10.1 | 143.3 |
| Effect of foreign exchange rate changes | (4.4) | (0.3) | (0.1) | (4.8) |
| Additions | 0.1 | 0.7 | 3.8 | 4.6 |
| **As at 31 March 2007** | 116.9 | 12.4 | 13.8 | 143.1 |
| Effect of foreign exchange rate changes | 13.2 | 2.0 | 0.6 | 15.8 |
| Additions | – | 1.3 | 4.4 | 5.7 |
| **As at 31 March 2008** | **130.1** | **15.7** | **18.8** | **164.6** |
| **Accumulated amortisation** | | | | |
| **As at 1 April 2006** | – | 3.2 | 4.7 | 7.9 |
| Effect of foreign exchange rate changes | – | – | (0.2) | (0.2) |
| Charge for the year | – | 0.9 | 0.9 | 1.8 |
| **As at 31 March 2007** | – | 4.1 | 5.4 | 9.5 |
| Effect of foreign exchange rate changes | – | 0.7 | 0.2 | 0.9 |
| Charge for the year | – | 1.0 | 2.8 | 3.8 |
| **As at 31 March 2008** | **–** | **5.8** | **8.4** | **14.2** |
| **Net book value** | | | | |
| **As at 31 March 2008** | **130.1** | **9.9** | **10.4** | **150.4** |
| As at 31 March 2007 | 116.9 | 8.3 | 8.4 | 133.6 |

### Impairment testing of goodwill

The cash generating units which have the most significant carrying values of goodwill allocated to them are Spain and Korea. The carrying value of the goodwill allocated to these cash generating units is:

| | **As at 31 March 2008 £m** | As at 31 March 2007 £m |
|---|---|---|
| Spain | **101.1** | 86.9 |
| Korea | **21.0** | 22.3 |
| Other | **8.0** | 7.7 |
| **Total** | **130.1** | 116.9 |

At 31 March 2008 no impairment was recognised (2007: nil), as the recoverable amount of the goodwill for each cash generating unit exceeded its carrying value. The recoverable amount has been determined based on value in use. The value in use calculation was performed using pre-tax cash flow projections for 2008/09 based on financial plans approved by management. No growth has been assumed in the cash flow projections beyond this period (2007: nil). These cash flows were discounted at a rate of 15.1% (2007: 13.6%) for Spain and 14.1% (2007: 12.5%) for Korea, being Burberry Group's pre-tax weighted average cost of capital adjusted for country specific tax rates.

## 11. Property, plant and equipment

| Cost | Freehold land and buildings £m | Leasehold improvements £m | Fixtures, fittings and equipment £m | Assets in the course of construction £m | Total £m |
|---|---|---|---|---|---|
| **As at 1 April 2006** | 86.1 | 71.4 | 112.2 | 2.7 | 272.4 |
| Effect of foreign exchange rate changes | (5.8) | (7.1) | (5.1) | (0.2) | (18.2) |
| Additions | 0.3 | 11.3 | 17.8 | 4.8 | 34.2 |
| Disposals | (0.1) | (2.1) | (7.6) | – | (9.8) |
| Reclassifications | – | 0.6 | 1.4 | (2.0) | – |
| **As at 31 March 2007** | 80.5 | 74.1 | 118.7 | 5.3 | 278.6 |
| Effect of foreign exchange rate changes | 5.1 | 1.5 | 9.6 | 0.3 | 16.5 |
| Additions | – | 13.9 | 24.4 | 6.2 | 44.5 |
| Disposals | (8.7) | (0.3) | (7.5) | – | (16.5) |
| Reclassifications | – | 1.5 | 1.8 | (3.3) | – |
| **As at 31 March 2008** | **76.9** | **90.7** | **147.0** | **8.5** | **323.1** |
| **Accumulated depreciation** | | | | | |
| **As at 1 April 2006** | 20.7 | 18.2 | 66.5 | – | 105.4 |
| Effect of foreign exchange rate changes | (1.3) | (1.6) | (2.9) | – | (5.8) |
| Charge for the year | 3.0 | 5.4 | 17.5 | – | 25.9 |
| Impairment release on certain retail assets | – | (0.1) | (0.9) | – | (1.0) |
| Disposals | (0.1) | (1.4) | (7.1) | – | (8.6) |
| **As at 31 March 2007** | 22.3 | 20.5 | 73.1 | – | 115.9 |
| Effect of foreign exchange rate changes | 2.1 | 0.7 | 5.8 | – | 8.6 |
| Charge for the year | 1.9 | 6.7 | 20.3 | – | 28.9 |
| Net impairment charge/(release) on certain retail assets | – | 0.5 | (1.0) | – | (0.5) |
| Disposals | (2.3) | (0.3) | (4.7) | – | (7.3) |
| **As at 31 March 2008** | **24.0** | **28.1** | **93.5** | – | **145.6** |
| **Net book value** | | | | | |
| **As at 31 March 2008** | **52.9** | **62.6** | **53.5** | **8.5** | **177.5** |
| As at 31 March 2007 | 58.2 | 53.6 | 45.6 | 5.3 | 162.7 |

During the year to 31 March 2008 a net impairment release of £0.5m (2007: £1m) was identified as part of the annual impairment review. This includes an impairment charge of £1.2m relating to certain retail stores in the USA where trading conditions are becoming more challenging. It is offset by a £1.7m release due to improved trading conditions on previously impaired stores in Europe.

The impairment release was based on a review of the value of the assets in use and on pre-tax cash flows attributable to these assets in accordance with IAS 36 'Impairment of Assets'. Pre-tax cash flow projections are based on financial plans approved by management and extrapolated beyond the budget year to the anticipated lease exit dates using growth rates and inflation rates appropriate to each country's economic conditions. The pre-tax discount rate used in these calculations was 13.8%.

Based on a valuation report prepared by Colliers Conrad Ritblat Erdman, dated 16 May 2006, the existing use value of Burberry Group's nine most significant freehold properties is £136.9m (based on closing exchange rates at 31 March 2008). This valuation is higher than the net book value of these assets. The directors do not intend to incorporate this valuation into the accounts but set out the valuation for information purposes only.

## 12. Deferred taxation

Deferred tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and there is an intention to settle on a net basis, and to the same fiscal authority. The offset amounts are shown in the table below:

| | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Deferred tax assets | **29.5** | 24.6 |
| Deferred tax liabilities | **(4.3)** | (10.2) |
| **Net amount** | **25.2** | 14.4 |

The movement in the deferred tax account is as follows:

| | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| As at 1 April | **14.4** | 6.1 |
| Effect of foreign exchange rate changes | **0.7** | 0.3 |
| Credited to the income statement | 11.4 | 4.6 |
| (Charged)/credited to equity | **(1.3)** | 3.4 |
| **End of the year** | **25.2** | 14.4 |

The movement in deferred tax assets and liabilities during the year, without taking into consideration the off-setting of balances within the same tax jurisdiction, are as follows:

Deferred tax liabilities

| | Accelerated capital allowances £m | Unrealised inventory profit and other inventory provisions £m | Derivative instruments £m | Unused tax losses £m | Other £m | Total £m |
|---|---|---|---|---|---|---|
| **As at 1 April 2006** | 16.0 | (1.8) | – | (0.7) | (2.7) | 10.8 |
| Effect of foreign exchange rate changes | (1.6) | 0.2 | – | – | (0.1) | (1.5) |
| (Credited)/charged to the income statement | (0.8) | (0.1) | – | 0.2 | 0.1 | (0.6) |
| Charged to equity | – | – | 0.1 | – | – | 0.1 |
| **As at 31 March 2007** | 13.6 | (1.7) | 0.1 | (0.5) | (2.7) | 8.8 |
| Effect of foreign exchange rate changes | 0.3 | – | – | – | (0.2) | 0.1 |
| (Credited)/charged to the income statement | (1.1) | (0.3) | – | – | 1.2 | (0.2) |
| Other movements | (0.2) | – | – | 0.2 | – | – |
| **As at 31 March 2008** | **12.6** | **(2.0)** | **0.1** | **(0.3)** | **(1.7)** | **8.7** |

12. Deferred taxation (continued)

Deferred tax assets

| | Accelerated capital allowances £m | Unrealised inventory profit and other inventory provisions £m | Share schemes £m | Derivative instruments £m | Unused tax losses £m | Other £m | Total £m |
|---|---|---|---|---|---|---|---|
| **As at 31 March 2006** | 0.1 | 8.0 | 8.9 | – | – | (0.1) | 16.9 |
| Effect of foreign exchange rate changes | (0.1) | (0.6) | – | – | – | (0.5) | (1.2) |
| Credited/(charged) to the income statement | 0.9 | (0.6) | 2.6 | 0.2 | 0.1 | 0.8 | 4.0 |
| Credited/(charged) to equity | – | – | 4.4 | (1.1) | – | 0.2 | 3.5 |
| Other movements | – | – | (3.2) | – | – | 3.2 | – |
| **As at 31 March 2007** | 0.9 | 6.8 | 12.7 | (0.9) | 0.1 | 3.6 | 23.2 |
| Effect of foreign exchange rate changes | 0.1 | 0.4 | 0.1 | – | – | 0.2 | 0.8 |
| Credited/(charged) to the income statement | 1.9 | 5.6 | 2.0 | – | (0.1) | 1.8 | 11.2 |
| (Charged)/credited to equity | – | – | (4.7) | 3.5 | – | (0.1) | (1.3) |
| Other movements | – | 0.2 | – | – | – | (0.2) | – |
| **As at 31 March 2008** | **2.9** | **13.0** | **10.1** | **2.6** | **–** | **5.3** | **33.9** |

Deferred tax assets are recognised for tax losses carried forward to the extent that the realisation of the related benefit through the future taxable profits is probable. The Group did not recognise deferred tax assets of £4.4m (2007: £6.7m) in respect of losses amounting to £14.3m (2007: £18.6m) that can be carried forward against the future taxable income. These losses have no set expiry date. Other deferred tax assets of £nil (2007: £0.1m) were not recognised in respect of temporary differences totalling £nil (2007: £0.1m), as it was not probable that there will be future taxable profits against which these assets can be offset.

Deferred tax has not been recognised in respect of temporary differences of £111.0m (2007: £85.1m) relating to the unremitted earnings of subsidiaries on the grounds that no remittance of profits retained at 31 March 2008 is required or intended in such a way that incremental tax would arise.

## 13. Trade and other receivables

| | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| **Non-current** | | |
| Deposits and prepayments | **7.4** | 5.1 |
| **Total non-current trade and other receivables** | **7.4** | 5.1 |
| **Current** | | |
| Trade receivables | **141.3** | 114.7 |
| Provision for doubtful debts | **(5.0)** | (3.5) |
| Net trade receivables | **136.3** | 111.2 |
| Other receivables | **13.3** | 9.4 |
| Prepayments and accrued income | **19.6** | 16.6 |
| **Total current trade and other receivables** | **169.2** | 137.2 |
| **Total trade and other receivables** | **176.6** | 142.3 |

The principal non-current receivable of £4.0m is due within five years from the balance sheet date, with the remainder due at various stages after this. Of the total non-current receivables, £0.7m bears interest at local market rates. The remainder is non-interest bearing.

As at 31 March 2008, trade receivables of £7.1m (2007: £7.5m) were impaired. The amount of the provision was £5.0m as of 31 March 2008 (2007: £3.5m). The individually impaired receivables relate to balances with trading parties which have passed their payment due dates. It was assessed that in some instances a portion of the receivables is expected to be recovered. The ageing of these overdue receivables is as follows:

| | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Less than 1 month overdue | **0.2** | 4.2 |
| 1 to 3 months overdue | **3.5** | 0.5 |
| Over 3 months overdue | **3.4** | 2.8 |
| | **7.1** | 7.5 |

As at 31 March 2008, trade receivables of £19.7m (2007: £1.0m) were overdue but not impaired. The ageing of these overdue receivables is as follows:

| | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Less than 1 month overdue | **5.3** | 0.8 |
| 1 to 3 months overdue | **14.4** | 0.2 |
| Over 3 months overdue | **–** | – |
| | **19.7** | 1.0 |

Movement on the provision for doubtful debts is as follows:

| | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| **At 1 April** | **3.5** | 4.2 |
| Increase in provision for doubtful debts | **2.2** | 0.8 |
| Receivables written off during the year as uncollectable | **(0.6)** | (0.2) |
| Unused provision reversed | **(0.1)** | (1.3) |
| **As at 31 March** | **5.0** | 3.5 |

## 13. Trade and other receivables (continued)

Within the other classes of trade and other receivables there are £5.1m (2007: £4.6m) of fully impaired receivables. The maximum exposure to credit risk at the reporting date with respect to trade receivables is the carrying amount on the Balance Sheet. The Group does not hold any collateral as security.

The carrying amounts of the Group's trade and other receivables are denominated in the following currencies:

| | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| Sterling | **26.9** | 33.9 |
| US Dollar | **21.1** | 12.6 |
| Euro | **109.0** | 82.2 |
| Other currencies | **19.6** | 13.6 |
| | **176.6** | 142.3 |

The nominal value less impairment provision of trade and other receivables are assumed to approximate their fair value because of the short maturity of these instruments.

## 14. Inventories

| | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Raw materials | **25.0** | 17.7 |
| Work in progress | **5.5** | 5.9 |
| Finished goods | **238.1** | 126.2 |
| **Total inventories** | **268.6** | 149.8 |

| | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Cost of inventories recognised as an expense during the year | **376.3** | 333.5 |
| Inventories physically destroyed in the year | **1.6** | 1.1 |
| Reversal during the year of previous inventory write downs | **(0.2)** | (5.6) |
| **Total cost of sales** | **377.7** | 329.0 |

The reversal during the year of the previous write down of inventories was considered appropriate as a result of the changes in market conditions.

## 15. Derivative financial instruments

The Group Income Statement is affected by transactions denominated in foreign currency. To reduce exposure to currency fluctuations, the Group has a policy of hedging foreign currency denominated transactions by entering into forward exchange contracts. These transactions are recorded as cash flow hedges.

### Cash flow hedges

Burberry Group's principal foreign currency denominated transactions arise principally from royalty income, sales and purchases. The Group manages these exposures by the use of forward exchange contracts.

## 15. Derivative financial instruments (continued)

| Derivative financial assets | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Forward foreign exchange contracts – cash flow hedges at beginning of year | 3.2 | 1.7 |
| Effect of foreign exchange rate changes | (0.1) | (0.1) |
| Arising during the year and taken directly to equity | 13.3 | 9.7 |
| Matured during the year and remaining in equity | (0.6) | - |
| Released from equity to the income statement during the year | (6.6) | (8.1) |
| Forward foreign exchange contracts – cash flow hedges at end of year | 9.2 | 3.2 |
| Forward foreign exchange contracts – held for trading | 1.4 | 0.8 |
| Equity swap contracts – held for trading | 0.4 | 1.3 |
| **Total current position** | 11.0 | 5.3 |
| Cash flow hedge gains expected to be recognised in the following 12 months | 9.2 | 3.2 |

| Derivative financial liabilities | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Forward foreign exchange contracts – cash flow hedges at beginning of year | (0.2) | (2.0) |
| Effect of foreign exchange rate changes | (0.1) | 0.2 |
| Arising during the year and taken directly to equity | (21.2) | (0.6) |
| Released from equity to the income statement during the year | 4.4 | 2.2 |
| Forward foreign exchange contracts – cash flow hedges at end of year | (17.1) | (0.2) |
| Forward foreign exchange contracts – held for trading | (1.1) | (0.3) |
| **Total current position** | (18.2) | (0.5) |
| Cash flow hedge losses expected to be recognised in the following 12 months | (17.1) | (0.2) |

| Net derivative financial instruments | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| – book value | (7.2) | 4.8 |
| – fair value | (7.2) | 4.8 |

The fair value of foreign currency contracts is based on a comparison of the contractual and market rates after discounting using the prevailing interest rates at the time.

| Additional information | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Notional principal amounts of the outstanding forward foreign exchange contracts | 677.7 | 190.1 |
| Notional principal amounts of the outstanding equity swap contracts | 4.2 | 2.3 |
| Movement on the non-designated hedges for the year recognised within net operating costs in the income statement | (0.4) | 0.9 |
| Movement on the non-designated hedges for the year recognised within net finance charge in the income statement | (0.7) | – |

### 15. Derivative financial instruments (continued)

| Gains and losses on cash flow hedges recognised directly to the hedging reserve within equity | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| (Losses)/gains deferred in equity | (8.9) | 9.1 |
| Transferred from equity to the income statement | (2.2) | (5.9) |
| Tax impact | 3.5 | (1.2) |
| Movement in hedging reserve for the year (refer to note 22) | (7.6) | 2.0 |

The current portion of the financial instruments matures at various dates within one month to one year from the balance sheet date.

### 16. Cash and cash equivalents

| | As at 31 March 2008 £m | As at 31 March 2007 Restated £m |
|---|---|---|
| Cash at bank and in hand | 127.6 | 117.1 |
| Short term deposits | – | 14.3[1] |
| Total | 127.6 | 131.4 |

[1] After reclassification of a £45.1m cash pool account from short term deposits to cash at bank.

The effective interest rate on short term deposits during the year was 5.1% (2007: 3.6%). These deposits had an average maturity of nine days (2007: 28 days). The effective interest rate is the weighted average annual interest rate for the Group based on local market rates on short term deposits.

The fair value of short term deposits approximates the carrying amount because of the short maturity of this instrument.

### 17. Long term payables

| | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Unsecured: | | |
| Other creditors, accruals and deferred income | 13.3 | 10.4 |
| Total | 13.3 | 10.4 |

The maturity of long term liabilities, all of which do not bear interest, is as follows:

| | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Between one and two years | 2.6 | 1.9 |
| Between two and three years | 1.5 | 1.0 |
| Between three and four years | 1.3 | 0.9 |
| Between four and five years | 1.4 | 0.8 |
| Over five years | 6.5 | 5.8 |
| Total | 13.3 | 10.4 |

The fair value of long term liabilities approximate their carrying amounts.

## 18. Retirement benefit obligations

Burberry Group provides post-retirement arrangements for its employees in the UK and its overseas operations, which are both defined benefit and defined contribution in nature. Where arrangements are funded, assets are held in independently administered trusts.

The Balance Sheet obligations in respect of Burberry Group's post-retirement arrangements, assessed in accordance with IAS 19, were:

| Defined benefit schemes | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Experian Pension Plan | – | – |
| Supplemental Executive Retirement Plan US[1] | – | 1.4 |
| Retirement indemnities France | 0.2 | 0.2 |
| Burberry (Taiwan) Co Ltd retirement scheme | 0.2 | 0.2 |
| **Total obligation** | 0.4 | 1.8 |

[1] The plans in the US are classified as defined benefit schemes under IAS 19 because their exact cost cannot be quantified as the funds are subject to notional indexation according to specified investment return indices.

No prepayments or obligations exist in respect of defined contributions schemes at 31 March 2008 (2007: nil).

The pension costs charged to the Group Income Statement in respect of the main plans were:

| | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| Defined benefit schemes | | |
| Experian Pension Plan | (0.3) | 0.1 |
| Supplemental Executive Retirement Plan US | 0.1 | 0.2 |
| Defined contribution schemes | | |
| Burberry stakeholder plan UK | 2.4 | 2.0 |
| Burberry money purchase plan US | 0.8 | 0.7 |
| Burberry Asia Limited retirement scheme | 0.2 | 0.2 |
| **Total pension costs** | 3.2 | 3.2 |

Defined benefit schemes

Experian Pension Plan

Prior to the demerger of Burberry from GUS plc on 13 December 2005, it was agreed that Burberry Limited would continue to participate in the GUS defined benefit scheme (renamed the 'Experian Pension Scheme') in respect of existing employees who were members of the scheme until 31 December 2007 or such earlier date as required by HM Customs & Revenue or by Burberry. On 31 December 2007 Burberry Limited ceased to participate in the Experian Pension Scheme. Burberry was liable and in April 2008 has paid the debt of £1.25m due under Section 75 or 75A of the Pensions Act 1995.

The following disclosures regarding the Experian defined benefit scheme have been included for completeness as required by IAS 19 and have been based on valuation assumptions at the beginning of the year and the cash flows for the nine months to 31 December 2007. A full actuarial valuation of the Experian Pension Scheme is carried out every three years by independent qualified actuaries, Watson Wyatt Limited, with interim reviews in the intervening years. This valuation separately identified the underlying assets and liabilities which related to the Burberry Group. In previous years the assets were restricted in accordance with the standard as it was anticipated that Burberry would not be able to benefit from the surplus. The Group recognises all gains/losses immediately through the SORIE.

## 18. Retirement benefit obligations (continued)

The principal actuarial assumptions used in the IAS 19 valuation of the Burberry Group portion of the Experian Pension Scheme are the same as those used for the whole of the Experian Pension Scheme and are shown below:

| | Years to 31 March 2007 & 2008 % |
|---|---|
| Discount rate | 5.4% |
| Rate of inflation | 3.1% |
| Rate of salary increases | 4.9% |
| Rate of increases for pensions in payment and deferred pensions | 3.1% |
| Expected return on plan assets | 7.1% |

The IAS 19 valuation assumes mortality will be in line with standard tables known as PMA92C2004 for males and PFA92C2004 for females. An allowance is also made for anticipated future improvements in life expectancy, by assuming that the probability of death occurring at each age will decrease by 0.25% each year. Overall, the average expectation of life on retirement in normal health is assumed to be:

- 19.1 years at age 65 for a male currently aged 65;
- 22.2 years at age 65 for a female currently aged 65;
- 19.8 years at age 65 for a male currently aged 50; and
- 23.1 years at age 65 for a female currently aged 50.

Based on the method and assumptions outlined above, the amount recognised in Burberry Group's Balance Sheet is determined as follows:

| | **As at 31 March 2008 £m** | As at 31 March 2007 £m |
|---|---|---|
| Present value of Burberry Group's share of scheme's liabilities (the defined benefit obligation) | – | (37.8) |
| Market value of Burberry Group's share of scheme's assets | – | 43.5 |
| Net assets | – | 5.7 |
| Restricted recognition of assets | – | (5.7) |
| Net assets recognised in the balance sheet | – | – |

On exit from the scheme on the 31 December 2007 the net assets attributable to the Burberry Group were £6.4m. These assets were restricted in accordance with the standard as the Group will not benefit from the surplus. The additional restriction of the assets of £0.7m in the current year has been recognised through the SORIE.

Amounts for the current and previous three periods are as follows:

| | **As at 31 March 2008 £m** | As at 31 March 2007 £m | As at 31 March 2006 £m | As at 31 March 2005 £m |
|---|---|---|---|---|
| Defined benefit obligation | – | (37.8) | (39.4) | (35.0) |
| Market value of assets | – | 43.5 | 41.2 | 34.0 |
| Surplus/(deficit) | – | 5.7 | 1.8 | (1.0) |
| Restricted recognition of assets | – | (5.7) | (1.8) | – |
| Deficit recognised | – | – | – | (1.0) |
| Experience adjustments on liabilities | – | 2.7 | (3.3) | (2.9) |
| Experience adjustments on assets | – | 0.7 | 5.8 | 1.4 |

**18. Retirement benefit obligations (continued)**

The amounts recognised in the Group Income Statement are as follows:

| | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| Current service cost (included in net operating costs) | **(0.5)** | (1.0) |
| Past service cost (included in net operating costs) | **–** | 0.1 |
| Interest cost (included in net finance charge) | **(1.5)** | (1.9) |
| Expected return on plan assets (included in net finance charge) | **2.3** | 2.7 |
| **Total recognised in the income statement** | **0.3** | (0.1) |

The amount recognised in the Group Statement of Recognised Income and Expense (SORIE) is as follows:

| | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| Gain/(loss) on liabilities | **–** | 2.7 |
| Gain on assets | **–** | 0.7 |
| Total gain | **–** | 3.4 |
| Restricted recognition of assets | **(0.7)** | (3.9) |
| Total loss included in the SORIE in the year | **(0.7)** | (0.5) |
| **Cumulative actuarial loss included in the SORIE** | **(2.0)** | (1.3) |

Changes in the present value of the defined benefit obligation are as follows:

| | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Opening defined benefit obligation | **(37.8)** | (39.4) |
| Current service cost | **(0.5)** | (1.0) |
| Past service cost | **–** | 0.1 |
| Interest cost | **(1.5)** | (1.9) |
| Employee contributions | **(0.2)** | (0.2) |
| Actuarial gain/(loss) on liabilities | **–** | 2.7 |
| Benefits paid | **1.8** | 1.9 |
| Exit from scheme | **38.2** | – |
| **Closing defined benefit obligation** | **–** | (37.8) |

Changes in the fair value of the plan assets are as follows:

| | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Opening fair value of plan assets | **43.5** | 41.2 |
| Expected return | **2.3** | 2.7 |
| Actuarial gain on assets | **–** | 0.7 |
| Contributions paid by employer | **0.4** | 0.6 |
| Contributions paid by employee | **0.2** | 0.2 |
| Benefits paid | **(1.8)** | (1.9) |
| Exit from scheme | **(44.6)** | – |
| **Closing fair value of plan assets** | **–** | 43.5 |

The actual return on the plan assets in the year to 31 March 2008 was £2.3m (2007: £3.4m).

### 18. Retirement benefit obligations (continued)

Supplemental Executive Retirement Plan US
In prior years Rose Marie Bravo participated in this plan as explained in the Report on Directors' Remuneration and related matters. Payments were made into the Supplemental Executive Retirement Plan based on a percentage of salary and benefits. Following her departure from Burberry in July 2007, Rose Marie Bravo was paid the accrued pension benefit.

Retirement indemnities France
Burberry France SASU offers lump sum benefits at retirement to all employees that are employed by the company based on the length of service and salary. There are no assets held by Burberry Group companies in relation to this commitment.

Burberry (Taiwan) Co Ltd retirement scheme
Burberry (Taiwan) Co Ltd offers lump sum benefits at retirement to employees transferred from one of the previous operators based on the length of service up to date of transfer (i.e. 1 August 2005) and salary at retirement. There are no assets held by Burberry Group companies in relation to this commitment.

From 1 August 2005, all employees of the company joined the defined contribution scheme operated under local labour ordinance.

Defined contribution schemes
Burberry stakeholder plan UK
This plan was introduced on 1 April 2006 when the Experian money purchase pension plan UK closed for Burberry employees. All UK employees are eligible to participate in this scheme. The assets of this scheme are held separately in an independently administered fund.

Burberry money purchase plan US
Burberry Group administers a money purchase plan in the US (a 401(k) scheme), which covers all eligible full-time employees who have reached the age of 21 and have completed one full year of service. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund.

Burberry Asia Limited retirement scheme
Burberry Group administers a money purchase plan in Hong Kong, which covers all eligible full-time employees. The assets of the scheme are held separately from those of Burberry Group in an independently administered fund.

### 19. Provisions

| | Property obligations £m |
|---|---|
| As at 1 April 2007 | – |
| Created during the year | 3.7 |
| **As at 31 March 2008** | 3.7 |

These provisions have arisen from leasehold obligations which the Group expect will be utilised within one to three years.

### 20. Bank overdrafts and borrowings

| | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Unsecured: | | |
| Bank overdrafts | **82.8** | 74.2 |
| Bank borrowings | **109.0** | 60.0 |
| **Total** | **191.8** | 134.2 |

Bank overdrafts represent balances on cash pooling arrangements in the Group. The effective interest rate for the overdraft balances is 3.2% (2007: 4.5%).

A £200m five year multi-currency revolving facility was agreed with a syndicate of third party banks commencing on 30 March 2005. At 31 March 2008, the amount drawn down was £109m (2007: £60m). This drawdown was made in Sterling. Interest is charged on this loan at LIBOR plus 0.325% per annum on drawings less than £100m and at LIBOR plus 0.375% per annum on drawings over £100m. The borrowing matures on 30 March 2010. The undrawn facility at 31 March 2008 was £91m (2007: £140m).

As part of the Group's obligations under its revolving credit facility Burberry (Wholesale) Limited (US) and Burberry Limited (US) were introduced as a guarantor to the facility during the year.

The fair value of borrowings and overdrafts approximate to the carrying amount because of the short maturity of these instruments.

### 21. Trade and other payables

| | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Unsecured: | | |
| Trade creditors | **62.5** | 56.8 |
| Other taxes and social security costs | **5.2** | 6.4 |
| Other creditors | **19.1** | 19.4 |
| Accruals and deferred income | **87.5** | 78.1 |
| Deferred consideration for acquisitions | **–** | 10.0 |
| **Total** | **174.3** | 170.7 |

Deferred consideration arising on the acquisition of the Burberry business in Korea was fully paid during the year.

The nominal value of trade and other payables are assumed to approximate their fair value because of the short maturity of these instruments.

### 22. Share capital and reserves

| **Authorised share capital** | 2008 £m | 2007 £m |
|---|---|---|
| 1,999,999,998,000 (2007: 1,999,999,998,000) Ordinary Shares of 0.05p (2007: 0.05p) each | **1,000.0** | 1,000.0 |
| 1,600,000,000 redeemable preference shares of 0.05p (2007: 0.05p) each | **0.8** | 0.8 |
| **Total** | **1,000.8** | 1,000.8 |

| **Allotted, called up and fully paid share capital** | Number | £m |
|---|---|---|
| Ordinary shares of 0.05p (2007: 0.05p) each | | |
| **As at 1 April 2007** | 437,779,382 | 0.2 |
| Allotted on exercise of options during the year | 1,081,064 | – |
| Cancelled on repurchase of own shares | (6,198,167) | – |
| **As at 31 March 2008** | 432,662,279 | 0.2 |

## 22. Share capital and reserves (continued)

Statement of changes in shareholders' equity

| | Ordinary share capital £m | Share premium account £m | Hedging reserve £m | Foreign currency translation reserve £m | Capital reserve £m | Retained earnings £m | Total equity £m |
|---|---|---|---|---|---|---|---|
| **Balance as at 1 April 2006** | 0.2 | 151.8 | (0.2) | 21.2 | 25.8 | 187.8 | 386.6 |
| Cash flow hedges – losses deferred in equity | – | – | 9.1 | – | – | – | 9.1 |
| Foreign currency translation differences | – | – | – | (28.9) | – | – | (28.9) |
| Net actuarial gains on defined benefit pension scheme | – | – | – | – | – | 3.4 | 3.4 |
| Restriction of asset on defined benefit pension scheme | – | – | – | – | – | (3.9) | (3.9) |
| Tax on items taken directly to equity | – | – | (3.0) | 1.5 | – | – | (1.5) |
| Net income/(expense) recognised directly in equity | – | – | 6.1 | (27.4) | – | (0.5) | (21.8) |
| Cash flow hedges – transferred to the income statement | – | – | (5.9) | – | – | – | (5.9) |
| Tax on items transferred from equity | – | – | 1.8 | – | – | – | 1.8 |
| Attributable profit for the year | – | – | – | – | – | 110.2 | 110.2 |
| Total recognised income/(expenses) for the year | – | – | 2.0 | (27.4) | – | 109.7 | 84.3 |
| Employee share option scheme | | | | | | | |
| – value of share options granted | – | – | – | – | – | 10.8 | 10.8 |
| – tax on share options granted | – | – | – | – | – | 7.2 | 7.2 |
| – exercise of share options | – | 15.5 | – | – | – | – | 15.5 |
| – price differential on exercise of shares | – | – | – | – | – | (14.9) | (14.9) |
| Share buy back costs | – | – | – | – | – | (62.2) | (62.2) |
| Sale of shares by ESOPs | – | – | – | – | – | 6.1 | 6.1 |
| Transfer between reserves | – | – | – | – | 0.2 | (0.2) | – |
| Dividend paid in the year | – | – | – | – | – | (36.5) | (36.5) |
| **Balance as at 31 March 2007** | 0.2 | 167.3 | 1.8 | (6.2) | 26.0 | 207.8 | 396.9 |
| Cash flow hedges – gains deferred in equity | – | – | (8.9) | – | – | – | (8.9) |
| Foreign currency translation differences | – | – | – | 41.0 | – | – | 41.0 |
| Restriction of asset on defined benefit pension scheme | – | – | – | – | – | (0.7) | (0.7) |
| Tax on items taken directly to equity | – | – | 2.6 | 3.0 | – | – | 5.6 |
| Net income/(expense) recognised directly in equity | – | – | (6.3) | 44.0 | – | (0.7) | 37.0 |
| Cash flow hedges – transferred to the income statement | – | – | (2.2) | – | – | – | (2.2) |
| Tax on items transferred from equity | – | – | 0.9 | – | – | – | 0.9 |
| Attributable profit for the year | – | – | – | – | – | 135.2 | 135.2 |
| Total recognised income/(expenses) for the year | – | – | (7.6) | 44.0 | – | 134.5 | 170.9 |
| Employee share option scheme | | | | | | | |
| – value of share options granted | – | – | – | – | – | 14.3 | 14.3 |
| – tax on share options granted | – | – | – | – | – | (3.2) | (3.2) |
| – exercise of share options | – | 7.0 | – | – | – | – | 7.0 |
| – price differential on exercise of shares | – | – | – | – | – | (6.5) | (6.5) |
| Share buy back costs | – | – | – | – | – | (39.6) | (39.6) |
| Sale of shares by ESOPs | – | – | – | – | – | 4.4 | 4.4 |
| Purchase of shares by ESOPs | – | – | – | – | – | (1.5) | (1.5) |
| Transfer between reserves | – | – | – | – | 0.6 | (0.6) | – |
| Dividend paid in the year | – | – | – | – | – | (47.4) | (47.4) |
| **Balance as at 31 March 2008** | **0.2** | **174.3** | **(5.8)** | **37.8** | **26.6** | **262.2** | **495.3** |

During the year to 31 March 2008, the Company repurchased and subsequently cancelled 6,198,167 ordinary shares, representing 1.4% of the issued share capital, at a total cost of £39.6m. The nominal value of the shares was £3,099 which was transferred to a capital redemption reserve. Retained earnings were reduced by £39.6m. The share repurchase programme commenced in January 2005 and since then a total of 79,063,397 ordinary shares have been repurchased and subsequently cancelled. This represents 15.8% of the original issued share capital at a total cost of £351.8m. The nominal value of the shares was £39,532 and has been transferred to a capital redemption reserve and the retained earnings have been reduced by £351.8m since this date.

### 22. Share capital and reserves (continued)

The cost of own shares held in the Burberry Group ESOP Trusts has been offset against the profit and loss account, as the amounts paid reduce the profits available for distribution by the Burberry Group and the Company. As at 31 March 2008 the amount offset against this reserve are £4.9m (2007: £9.2m). In the year to 31 March 2008 the Burberry Group plc ESOP Trust has waived its entitlement to dividends of £0.3m (2007: £0.4m).

During the year profits of £0.6m (2007: £0.2m) have been transferred to capital reserves due to statutory requirements of subsidiaries.

### 23. Financial commitments

Burberry Group has commitments relating to future minimum lease payments under non-cancellable operating leases as follows:

| | As at 31 March 2008 | | | As at 31 March 2007 | | |
|---|---|---|---|---|---|---|
| | Land and buildings £m | Other £m | Total £m | Land and buildings £m | Other £m | Total £m |
| Amounts falling due: | | | | | | |
| Within one year | **38.9** | **0.2** | **39.1** | 30.5 | 1.0 | 31.5 |
| Between two and five years | **112.7** | **0.2** | **112.9** | 84.5 | 1.5 | 86.0 |
| After five years | **167.5** | **–** | **167.5** | 103.0 | 0.8 | 103.8 |
| **Total** | **319.1** | **0.4** | **319.5** | 218.0 | 3.3 | 221.3 |

The financial commitments for operating lease amounts calculated as a percentage of revenue ("revenue leases") have been based on the minimum payment that is required under the terms of the relevant lease. Under certain revenue leases, there are no minimums and therefore no financial commitment is included in the table above. As a result, the amounts charged to the Income Statement may be materially higher than the financial commitment at the prior year end.

Where rental agreements include a contingent rental, this contingent rent is generally calculated as a percentage of revenue. Escalation clauses increase the rental to either open market rent, a stipulated amount in the rental agreement, or by an inflationary index percentage. There are no significant restrictions imposed by these lease agreements.

The total of future minimum sublease payments to be received under non-cancellable subleases is as follows:

| | Land and buildings | |
|---|---|---|
| | As at 31 March 2008 £m | As at 31 March 2007 £m |
| Amounts falling due: | | |
| Within one year | **0.1** | 0.1 |
| Between two and five years | **–** | 0.4 |
| After five years | **–** | 0.8 |
| **Total** | **0.1** | 1.3 |

### 24. Capital commitments

| | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Capital commitments contracted but not provided for | | |
| – property, plant and equipment | **1.5** | 2.5 |
| – intangible assets | **0.1** | 0.1 |
| **Total** | **1.6** | 2.6 |

Contracted capital commitments represent contracts entered into by the year end and future work in respect of major capital expenditure projects where activity has commenced by the year end relating to property, plant and equipment and intangible assets.

### 25. Contingent liabilities

Since 31 March 2007 the following changes to material contingent liabilities have occurred:

Under the terms of a Demerger Agreement, entered into with GUS plc on 13 December 2005, Burberry continued to participate in the Experian Pension Scheme until 31 December 2007. Under this scheme Burberry was jointly and severally liable with the other participating GUS companies for the deficit in this scheme. Burberry was required to pay any debt due under Section 75 or 75A of the Pensions Act 1995. This debt has been determined to be £1.25m and was settled in April 2008.

Other material contingent liabilities reported at 31 March 2007 remain unchanged and were:

Under the GUS group UK tax payment arrangements, the Group was jointly and severally liable for any GUS liability attributable to the period of Burberry Group's membership of this payment scheme. Burberry Group's membership of this scheme was terminated with effect from 31 March 2002.

Burberry (Spain) S.A. is liable for certain salary and social security contributions left unpaid by its sole contractors where the amounts are attributable to the period in which subcontracting activity is undertaken on behalf of Burberry (Spain) S.A. It is not feasible to estimate the amount of contingent liability, but such expense has been minimal in prior years.

During the year ended 31 March 2008, Burberry Group has provided guarantee letters to certain raw material suppliers. The total value of these guarantees, which expire on 30 September 2008, amount to £0.4m at 31 March 2008 (2007: £1.1m).

### 26. Financial risk management

The Group's principal financial instruments, other than derivatives, comprise cash and short term deposits, external borrowings, deferred consideration, as well as trade debtors and creditors, arising directly from operations.

The Group's activities expose it to a variety of financial risks: market risks (including foreign exchange risk, price risk and cash flow interest rate risk), credit risk, liquidity risk and capital risk.

Risk management is carried out by Group Treasury who seek to reduce financial risk and to ensure sufficient liquidity is available to meet foreseeable needs and to invest in cash assets safely and profitably. This is done in close co-operation with the Group's operating units. Group Treasury does not operate as a profit centre and transacts only in relation to the underlying business requirements. The policies of the Group Treasury department are reviewed and approved by the Board of Directors. The Group uses derivative instruments to hedge certain risk exposures.

Market risk

Foreign exchange risk

The Group operates internationally and is exposed to foreign exchange risk arising from various currency exposures.

Burberry Group's Income Statement is affected by transactions denominated in foreign currency. To reduce exposure to currency fluctuations, Burberry Group has a policy of hedging foreign currency denominated transactions by entering into forward exchange contracts (see note 15). The Group's accounting policy in relation to derivative instruments is set out in note 2.

The Group's Treasury risk management policy is to hedge anticipated cash flows in each major foreign currency that qualify as 'highly probable' forecast transactions for hedge accounting purposes.

Burberry Group monitors the desirability of hedging the net assets of the overseas subsidiaries when translated into Sterling for reporting purposes. It has not entered into any specific transactions for this purpose.

At 31 March 2008 we have performed sensitivity analysis to determine the effect of non-Sterling currencies strengthening/weakening by 5% against Sterling with all other variables held constant. The effect of translating foreign currency denominated net debt, receivables, payables and financial assets at fair value through profit or loss would have increased/decreased post-tax profit for the year by £1.1m (2007: £0.6m). The effect of translating Sterling denominated loans held in subsidiaries which have been classified as part of the net investment in these subsidiaries on consolidation would have decreased/increased equity by £6.4m (2007: £1.8m).

The tables below show the extent to which Burberry Group has monetary assets and liabilities at the year end in currencies other than the local currency of operation, after accounting for the effect of any specific forward contracts used to manage currency exposure. Monetary assets and liabilities refer to cash, deposits, borrowings and amounts to be received or paid in cash. Foreign exchange differences on retranslation of these assets and liabilities are recognised in the Income Statement.

## 26. Financial risk management (continued)

Net foreign currency monetary assets/(liabilities) held in currencies other than the local currency of operation:

| | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| Sterling | 1.6 | 2.0 |
| US dollar | 14.5 | (11.7) |
| Euro | (1.5) | (10.0) |
| Other currencies | (40.4) | (36.4) |
| **Total** | (25.8) | (56.1) |

Price risk

The Group is exposed to employer's national insurance liability due to the implementation of various employee share incentive schemes.

To reduce exposure to fluctuations in the employer's national insurance liability due to movements in the Group's share price, the Group has a policy of entering into equity swaps at the time of granting share options. The Group does not seek hedge accounting treatment for equity swaps. The Group monitors its exposure to fluctuations in the employer's national insurance liability on an ongoing basis to ensure it remains immaterial.

Cash flow interest rate risk

The Group's exposure to market risk for changes in interest rates relates primarily to cash, short term deposits and external borrowings.

The external borrowings are linked to the LIBOR rate, while cash and short term borrowings are affected by local market rates around the Group. The borrowings at variable rates expose the Group to cash flow interest rate risk.

The interest rate risk profile of Burberry Group's financial liabilities by currency is as follows:

| As at 31 March 2008 | Floating rate financial liabilities £m | Financial liabilities on which no interest is payable £m | Total £m |
|---|---|---|---|
| Sterling | 109.3 | 2.5 | 111.8 |
| US dollar | 20.0 | 8.5 | 28.5 |
| Euro | 21.1 | 1.3 | 22.4 |
| Other currencies | 41.4 | 1.0 | 42.4 |
| **Total financial liabilities** | 191.8 | 13.3 | 205.1 |
| **As at 31 March 2007** | | | |
| Sterling | 62.1 | 12.1 | 74.2 |
| US dollar | 14.5 | 6.6 | 21.1 |
| Euro | 20.2 | 1.0 | 21.2 |
| Other currencies | 37.4 | 0.7 | 38.1 |
| **Total financial liabilities** | 134.2 | 20.4 | 154.6 |

The floating rate financial liabilities at 31 March 2008 and 2007 include overdraft balances of £82.8m (2007: £74.2m).

Currently, this risk is not hedged as the risk is not considered significant. This situation is monitored by Group Treasury.

At 31 March 2008, if interest rates on Sterling denominated borrowings had been ten basis points higher/lower with all other variables held constant, post-tax profit for the year would have been £0.1m (2007: £0.2m) lower/higher, as a result of higher/lower interest expense on floating rate borrowings.

The Group has no significant foreign currency borrowings and therefore is not exposed to movements in foreign currency interest rates.

## 26. Financial risk management (continued)

### Credit risk

The Group has no significant concentrations of credit risk. It has policies in place to ensure that wholesale sales of products are made to customers with an appropriate credit history. Sales to retail customers are made in cash or via major credit cards. In addition, receivables balances are monitored on an ongoing basis with the result that the Group's exposure to bad debts is not significant.

With respect to credit risk arising from other financial assets, which comprise cash and short term deposits and certain derivative instruments, the Group's exposure to credit risk arises from the default of the counter party with a maximum exposure equal to the carrying value of these instruments. The Group has policies that limit the amount of credit exposure to any financial institution.

The Group has deposited €2.0m (2007: €0.5m), CHF 0.3m (2007: CHF 0.3m) and TWD nil (2007: TWD 5.0m) which is held as collateral at a number of European banks.

### Liquidity risk

The Group financial risk management policy aims to ensure that sufficient cash is maintained to meet foreseeable needs and close out market positions. Due to the dynamic nature of the underlying business, Group Treasury aims to maintain flexibility in funding by keeping committed credit lines available. For further details of this, see note 20.

All short term trade creditors, accruals and derivative financial liabilities mature within one year or less. The maturity profile of the carrying amount of non-current financial liabilities, are as follows:

| As at 31 March 2008 | Debt £m | Deferred consideration £m | Other financial liabilities £m | Total £m |
|---|---|---|---|---|
| In one year or less, or on demand | 191.8 | – | – | 191.8 |
| In more than one year, but not more than two years | – | – | 1.0 | 1.0 |
| In more than two years, but not more than three years | – | – | 0.3 | 0.3 |
| In more than three years, but not more than four years | – | – | 0.1 | 0.1 |
| In more than four years, but not more than five years | – | – | 0.3 | 0.3 |
| In more than five years | – | – | 3.5 | 3.5 |
| **Total financial liabilities** | 191.8 | – | 5.2 | 197.0 |

| As at 31 March 2007 | Debt £m | Deferred consideration £m | Other financial liabilities £m | Total £m |
|---|---|---|---|---|
| In one year or less, or on demand | 134.2 | 10.0 | – | 144.2 |
| In more than one year, but not more than two years | – | – | 0.9 | 0.9 |
| In more than two years, but not more than three years | – | – | 0.1 | 0.1 |
| In more than three years, but not more than four years | – | – | – | – |
| In more than four years, but not more than five years | – | – | – | – |
| In more than five years | – | – | 2.7 | 2.7 |
| **Total financial liabilities** | 134.2 | 10.0 | 3.7 | 147.9 |

Other financial liabilities principally relate to accrued lease liabilities £3.3m (2007: £2.7m), property related accruals £1.0m (2007: £0.9m) which are included in other creditors falling due after more than one year, and provisions for certain property obligations £0.9m (2007: £0.1m), which are included in provisions.

### Capital risk

The Group's objectives when managing capital (defined as net debt plus equity) are to safeguard the Group's ability to continue as a going concern in order to provide returns to shareholders and benefits for other stakeholders, while maintaining a strong credit rating and headroom whilst optimising return to shareholders through an appropriate balance of debt and equity funding. The Group manages its capital structure and makes adjustments to it in light of changes to economic conditions and the strategic objectives of the Group.

## 27. Employee costs

Staff costs, including directors' emoluments, incurred during the year are as shown below. The directors' emoluments are separately disclosed in the Report on Directors' Remuneration and related matters on page 84, which includes gains arising on the exercise of share options.

| | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| Wages and salaries | 154.3 | 143.5 |
| Social security costs | 17.9 | 16.5 |
| Share based compensation (all awards settled in shares) | 14.3 | 10.8 |
| Other pension costs (see note 18) | 3.2 | 3.2 |
| **Total** | **189.7** | 174.0 |

The average number of full time equivalent employees (including directors) during the year was as follows:

| | Number of employees | |
|---|---|---|
| | Year to 31 March 2008 | Year to 31 March 2007 |
| Europe[1] | 2,369 | 2,415 |
| Spain | 1,203 | 1,042 |
| Americas | 1,339 | 1,026 |
| Asia Pacific | 749 | 735 |
| **Total** | **5,660** | 5,218 |

[1] Excludes Spain

### Share options granted to directors and employees

The share option schemes have been valued using the Black-Scholes option pricing model. The Senior Executive Restricted Share Plan and the Exceptional Performance Share Plan, both of which have market based performance conditions attached, have been valued using the Black-Scholes option pricing model with a discount applied to this value, based on information obtained by running a Monte Carlo simulation model on the scheme.

Where applicable, equity swaps have been entered into to cover future Employer's National Insurance liability (or overseas equivalent) that may arise in respect of these schemes.

### SAYE share option scheme

In the prior year a Save As You Earn (SAYE) share option scheme offering Burberry Group plc ordinary shares was introduced for employees.

On 24 August 2007 and 28 September 2007 further options were granted under this scheme. These options are exercisable from 1 September 2010 and 1 October 2010 respectively and are dependent on continued employment, as well as a saving obligation over the vesting period. The exercise price for these options is calculated at a 20% discount to market price over the three dealing days preceding the invitation date. Three day averages are calculated by taking middle market quotations of a Burberry Group plc share from the London Stock Exchange.

The fair value of the options granted in the year has been calculated using a risk-free rate of 5.3% (2007: 4.9%), expected volatility of 28.5% (2007: 25.2%) and an expected dividend yield of 2.4% (2007: between 1.6% and 2.1%). The fair values per option for these grants were determined as £1.68 and £1.77 respectively. The Burberry share price at the date of grant was £5.93 and £6.57 respectively.

Expected volatility was determined by calculating the historic annualised standard deviation of the continuously compounded rates of return on the shares over a period of time, prior to the grant, equivalent to the life of the option. As share price information was only available for Burberry Group plc from July 2002 an average of a comparator group of companies was used prior to this date. The average expected volatility over the life of the option was used.

## 27. Employee costs (continued)

Movements in the number of SAYE share options in Burberry Group plc shares outstanding and their weighted average exercise price are as follows:

| | Weighted average exercise price | Number of shares under option as at 31 March 2008 | Weighted average exercise price | Number of shares under option as at 31 March 2007 |
|---|---|---|---|---|
| Outstanding at 1 April | 354.9 | 762,568 | – | – |
| Granted during the year | 505.0 | 370,021 | 354.8 | 788,517 |
| Lapsed during the year | 370.5 | (126,916) | 350.5 | (25,949) |
| Exercised during the year | 350.5 | (15,956) | – | – |
| **Outstanding at 31 March** | 409.1 | 989,717 | 354.9 | 762,568 |
| **Exercisable at 31 March** | – | – | – | – |

SAYE share options in Burberry Group plc shares outstanding at the end of the year have the following expiry dates and exercise prices:

| Option term | Exercise price | Number of shares under option as at 31 March 2008 | Number of shares under option as at 31 March 2007 |
|---|---|---|---|
| 23 June 2006 – 28 February 2010 | 350.5 | 548,798 | 663,584 |
| 30 March 2007 – 30 September 2010 | 384.5 | 84,060 | 98,984 |
| 24 August 2007 – 28 February 2011 | 505.0 | 225,154 | – |
| 28 September 2007 – 31 March 2011 | 505.0 | 131,705 | – |
| **Total** | | 989,717 | 762,568 |

Share options and awards

The Burberry IPO Senior Executive Restricted Share Plan (the 'IPO RSP')

On 11 July 2002 awards in respect of a total of 8,100,198 ordinary shares were made to directors and senior management under the IPO RSP.

The restricted shares vested in three stages, 50% are exercisable after three years, 25% are exercisable after four years and 25% are exercisable after five years. The vesting of these share options is dependent on continued employment over the vesting period. The exercise price of these share options is £nil.

Obligations under this plan will be met by the issue of ordinary shares of the Company.

Movements in the number of share options outstanding are as follows:

| | Number of shares under option as at 31 March 2008 | Number of shares under option as at 31 March 2007 |
|---|---|---|
| Outstanding at 1 April | 501,250 | 3,610,000 |
| Lapsed during the year | (8,750) | (6,250) |
| Exercised during the year | (492,500) | (3,102,500) |
| **Outstanding at 31 March** | – | 501,250 |
| **Exercisable at 31 March** | – | – |

The weighted average share price at the date of the exercises in the year was £6.80.

## 27. Employee costs (continued)

Share options outstanding at the end of the year have the following terms:

| Option term | Number of shares under option as at 31 March 2008 | Number of shares under option as at 31 March 2007 |
|---|---|---|
| 11 July 2002 – 11 July 2012 | – | 501,250 |
| **Total** | – | 501,250 |

Burberry Senior Executive Restricted Share Plan (the 'RSP')
In June and November 2007 awards of 2,120,657 and 305,071 ordinary shares respectively were made to directors and senior management under the RSP (2007: 2,352,546).

The options vest in three stages, 50% are exercisable after three years, 25% are exercisable after four years and 25% are exercisable after five years. The vesting of these share options is dependent on two performance conditions. Vesting of RSP shares is based 50% on Burberry's three year Total Shareholder Return ('TSR') relative to peers and 50% on three year growth in profit before taxation ('PBT'). Awards vest in full only if Burberry achieves at least upper quartile TSR compared to its global peers and at least 15% per annum profit growth (currency adjusted), and the executive remains in employment with Burberry for at least five years. A proportion of an award (12.5%) may vest if TSR performance exceeds the median of the peer group or if PBT growth exceeds 5% per annum over three years. The vesting of these share options is also dependent on continued employment over the vesting period. The exercise price of these share options is £nil.

Obligations under this plan will be met by the issue of ordinary shares of the Company.

Movements in the number of share options outstanding are as follows:

| | Number of shares under option as at 31 March 2008 | Number of shares under option as at 31 March 2007 |
|---|---|---|
| Outstanding at 1 April | 5,893,023 | 3,565,477 |
| Granted during the year | 2,425,728 | 2,352,546 |
| Lapsed during the year | (1,228,109) | (25,000) |
| Exercised during the year | (343,564) | – |
| **Outstanding at 31 March** | 6,747,078 | 5,893,023 |
| **Exercisable at 31 March** | 122,305 | – |

The weighted average share price at the date of the exercises in the year was £6.15.

Share options outstanding at the end of the year have the following terms:

| Option term | Number of shares under option as at 31 March 2008 | Number of shares under option as at 31 March 2007 |
|---|---|---|
| 2 August 2004 – 2 August 2014 | 506,301 | 1,322,592 |
| 21 July 2005 – 21 July 2015 | 1,281,835 | 1,709,411 |
| 31 January 2006 – 31 January 2016 | 508,474 | 508,474 |
| 10 August 2006 – 10 August 2016 | 2,035,248 | 2,278,837 |
| 1 September 2006 – 1 September 2016 | 20,000 | 20,000 |
| 27 November 2006 – 27 November 2016 | 48,709 | 53,709 |
| 11 June 2007 – 10 June 2017 | 2,041,440 | – |
| 21 November 2007 – 21 November 2017 | 305,071 | – |
| **Total** | 6,747,078 | 5,893,023 |

For the awards made on 11 June 2007 the fair value for those restricted shares with the PBT performance condition was determined as £6.34 by applying the Black-Scholes option pricing model. A discount was applied to the restricted shares with the TSR performance condition, by applying the Monte Carlo model. The fair value for these restricted shares was determined to be £2.74.

## 27. Employee costs (continued)

For the awards made on 21 November 2007, the fair value for those restricted shares with the PBT performance condition was determined as £5.54 by applying the Black-Scholes option pricing model. A discount was applied to the restricted shares with the TSR performance condition, by applying the Monte Carlo model. The fair value for these restricted shares was determined to be £2.39.

As dividends accrue during the vesting period, expected dividends were not incorporated into the measurement of fair value. The key factors used in determining the fair value of the options were as follows:

| | 11 June 2007 | 21 November 2007 |
|---|---|---|
| Weighted average share price at grant date | 6.34 | 5.54 |
| Exercise price | – | – |
| Option life | Equivalent to vesting period | Equivalent to vesting period |
| Expected volatility | 28.5% | 28.5% |
| Risk free interest rate | 5.7% | 4.4% |

Expected volatility was determined by calculating the historic annualised standard deviation of the continuously compounded rates of return on the shares over a period of time, prior to the grant, equivalent to the life of the option. As share price information was only available for Burberry Group plc from July 2002 an average of a comparator group of companies was used prior to this date. The average expected volatility over the life of the option was used.

Burberry Restricted Share Reinvestment Plan
On 21 July 2005 awards in respect of a total of 782,500 Ordinary Shares were made to senior management under the Restricted Share Reinvestment Plan.

The options vest in two stages, 50% are exercisable after three years and 50% are exercisable after four years. The vesting of these share options is dependent on the employee holding the original IPO RSP shares which were awarded and which vested on 11 July 2005. The vesting of these share options is also dependent on continued employment over the vesting period. The exercise price of these share options is £nil.

Movements in the number of share options outstanding are as follows:

| | **Number of shares under option as at 31 March 2008** | Number of shares under option as at 31 March 2007 |
|---|---|---|
| Outstanding at 1 April | **782,500** | 782,500 |
| Lapsed during the year | **(80,000)** | – |
| Exercised during the year | **(135,000)** | – |
| Granted during the year | **–** | – |
| **Outstanding at 31 March** | **567,500** | 782,500 |
| **Exercisable at 31 March** | **–** | – |

The weighted average share price at the date of the exercises in the year was £5.71.

Share options outstanding at the end of the year have the following expiry date:

| **Option term** | **Number of shares under option as at 31 March 2008** | Number of shares under option as at 31 March 2007 |
|---|---|---|
| 21 July 2005 – 21 July 2015 | **567,500** | 782,500 |
| **Total** | **567,500** | 782,500 |

The Burberry Senior Executive IPO Share Option Scheme (the 'IPO Option Scheme')
On 11 July 2002 awards in respect of a total of 5,955,198 ordinary shares were made to directors and senior management under the IPO Option Scheme. Participants' awards were made in the form of options with an exercise price equal to the price on flotation, £2.30 per ordinary share.

The options vest in three stages, 33% are exercisable after one year, 33% are exercisable after two years and 33% are exercisable after three years. The vesting of these share options is dependent on continued employment over the vesting period. Obligations under this scheme will be met by the issue of ordinary shares of the Company.

### 27. Employee costs (continued)

Movements in the number of share options outstanding and their weighted average exercise price are as follows:

| | Weighted average exercise price | Number of shares under option as at 31 March 2008 | Weighted average exercise price | Number of shares under option as at 31 March 2007 |
|---|---|---|---|---|
| Outstanding at 1 April | 230.0p | 597,086 | 230.0p | 842,505 |
| Exercised during the year | 230.0p | (205,000) | 230.0p | (245,419) |
| **Outstanding at 31 March** | 230.0p | 392,086 | 230.0p | 597,086 |
| **Exercisable at 31 March** | 230.0p | 392,086 | 230.0p | 597,086 |

The weighted average share price at the date of the exercises in the year was £6.36.

Share options outstanding at the end of the year have the following terms and exercise prices:

| Option term | Exercise price | Number of shares under option as at 31 March 2008 | Number of shares under option as at 31 March 2007 |
|---|---|---|---|
| 11 July 2002 – 11 July 2012 | 230.0p | 392,086 | 597,086 |
| Total | | 392,086 | 597,086 |

The Burberry Group plc Executive Share Option Scheme 2002
During the previous financial years options were granted to directors in respect of ordinary shares in the Company under the Executive Share Option Scheme.

The options vest in three stages, 33% are exercisable after one year, 33% are exercisable after two years and 33% are exercisable after three years. The vesting of these share options is dependent on continued employment over the vesting period.

Movements in the number of share options outstanding and their weighted average exercise price are as follows:

| | Weighted average exercise price | Number of shares under option as at 31 March 2008 | Weighted average exercise price | Number of shares under option as at 31 March 2007 |
|---|---|---|---|---|
| Outstanding at 1 April | 357.6p | 2,021,849 | 342.0p | 3,935,492 |
| Granted during the year | – | – | – | – |
| Lapsed during the year | – | – | 356.2p | (36,660) |
| Exercised during the year | 386.4p | (1,129,921) | 330.1p | (1,876,983) |
| **Outstanding at 31 March** | 321.1p | 891,928 | 357.6p | 2,021,849 |
| **Exercisable at 31 March** | 321.1p | 891,928 | 307.0p | 932,740 |

The weighted average share price at the date of the exercises in the year was £6.67.

Share options outstanding at the end of the year have the following terms and exercise prices:

| Option term | Exercise price | Number of shares under option as at 31 March 2008 | Number of shares under option as at 31 March 2007 |
|---|---|---|---|
| 13 June 2003 – 12 June 2013 | 258.0p | 422,749 | 551,915 |
| 2 August 2004 – 2 August 2014 | 378.0p | 469,179 | 914,379 |
| 21 July 2005 – 21 July 2015 | 423.0p | – | 555,555 |
| Total | | 891,928 | 2,021,849 |

## 27. Employee costs (continued)

All Employee Share Plan

In previous financial years all employees were offered options over ordinary shares in the Company at a nil exercise price under an all Employee Share Plan. All awards vest after three years and the vesting of these share options is dependent on continued employment over the vesting period.

These ordinary shares are held in two trusts, being the Burberry Group Share Incentive Plan Trust and the Burberry Group plc ESOP Trust. The ordinary shares must be held in trust between three and five years.

Movements in the number of share options outstanding are as follows:

| | Number of shares under option as at 31 March 2008 | Number of shares under option as at 31 March 2007 |
|---|---|---|
| Outstanding at 1 April | **694,970** | 1,017,580 |
| Granted during the year | **–** | – |
| Lapsed during the year | **(47,970)** | (79,350) |
| Exercised during the year | **(286,800)** | (243,260) |
| **Outstanding at 31 March** | **360,200** | 694,970 |
| **Exercisable at 31 March** | **123,800** | 94,150 |

Share options outstanding at the end of the year have the following terms:

| Option term | Number of shares under option as at 31 March 2008 | Number of shares under option as at 31 March 2007 |
|---|---|---|
| 12 July 2002 – 18 July 2082[(i)] | **23,600** | 43,450 |
| 30 August 2003 – 18 July 2082[(i)] | **38,050** | 50,700 |
| 30 July 2004 – 30 October 2007 | **–** | 189,150 |
| 20 August 2004 – 18 July 2082[(i)] | **62,150** | 128,350 |
| 10 June 2005 – 10 June 2008 | **155,640** | 173,920 |
| 1 September 2005 – 18 July 2082[(i)] | **80,760** | 109,400 |
| **Total** | **360,200** | 694,970 |

(i) No date has been specified when awards lapse. The cessation date of the trust in which the awards are held is 18 July 2082.

Co-Investment Plan

In previous financial years executive directors and certain senior management were able to defer receipt of all or part of their annual bonus and invest it in ordinary shares in the Company with up to a 2:1 match based on individual and Group performance during the year. The matching share awards do not vest for three years and are forfeited if the executive leaves due to resignation within that period. The exercise price of these share options is £nil. During the year to 31 March 2008 1,227,414 options were awarded (2007: nil).

The fair value of the options was determined as £7.01 by applying the Black-Scholes option pricing model. The key factors used in determining the fair value of the options were as follows:

| | 20 June 2007 |
|---|---|
| Weighted average share price at grant date | £7.01 |
| Exercise price | – |
| Option life | Equivalent to vesting period |
| Expected volatility | 28.5% |
| Risk free interest rate | 5.7% |

Expected volatility was determined by calculating the historic annualised standard deviation of the continuously compounded rates of return on the shares over a period of time, prior to the grant, equivalent to the life of the option. As share price information was only available for Burberry Group plc from July 2002 an average of a comparator group of companies was used prior to this date. The average expected volatility over the life of the option was used.

## 27. Employee costs (continued)

Movements in the number of share options outstanding are as follows:

| | Number of shares under option as at 31 March 2008 | Number of shares under option as at 31 March 2007 |
|---|---|---|
| Outstanding at 1 April | 1,071,473 | 1,074,522 |
| Granted during the year | 1,227,414 | – |
| Lapsed during the year | (223,303) | (3,049) |
| Exercised during the year | (345,995) | – |
| **Outstanding at 31 March** | 1,729,589 | 1,071,473 |
| **Exercisable at 31 March** | 83,695 | – |

The weighted average share price at the date of the exercises in the year was £6.31.

Share options outstanding at the end of the year have the following terms:

| Option term | Number of shares under option as at 31 March 2008 | Number of shares under option as at 31 March 2007 |
|---|---|---|
| 29 July 2004 – 29 July 2009 | 83,695 | 213,996 |
| 21 July 2005 – 21 July 2010 | 469,870 | 857,477 |
| 20 June 2007 – 20 June 2012 | 1,176,024 | – |
| **Total** | 1,729,589 | 1,071,473 |

Exceptional Performance Share Plan
On 26 July 2007 awards in respect of a total of 4,125,000 ordinary shares were made to directors and senior management under the Exceptional Performance Share Plan introduced as a one-off long-term incentive plan in the current year.

The options vest in two stages, 50% are exercisable after three years and 50% are exercisable after four years. The vesting of these share options is dependent on two performance conditions. The award is based 50% on relative Total Shareholder Return ('TSR') performance and 50% on growth in profits over the three and four year performance periods to 2010 and 2011. No awards vest unless Burberry's TSR exceeds the median of the comparator group or growth in profit before tax and amortisation of goodwill per share ('PBT') exceeds 50% over the four year performance period to 2010 or 75% over the five year performance period to 2011. The vesting of these share options is also dependent on continued employment over the vesting period. The exercise price of these share options is £nil.

On 21 November 2007 an additional grant in respect of 85,000 ordinary shares was made to senior management as a one-off exceptional award. The rules applicable to the award are the same as for the Exceptional Performance Share Plan other than in respect of the time of vesting.

Movements in the number of share options outstanding are as follows:

| | Number of shares under option as at 31 March 2008 | Number of shares under option as at 31 March 2007 |
|---|---|---|
| Outstanding at 1 April | – | – |
| Granted during the year | 4,210,000 | – |
| **Outstanding at 31 March** | 4,210,000 | – |
| **Exercisable at 31 March** | – | – |

### 27. Employee costs (continued)

Share options outstanding at the end of the year have the following terms:

| Option term | Number of shares under option as at 31 March 2008 | Number of shares under option as at 31 March 2007 |
|---|---|---|
| 26 July 2007 – 25 July 2012 | 4,125,000 | – |
| 21 November 2007 – 25 July 2012 | 85,000 | – |
| **Total** | **4,210,000** | – |

For the awards made on 26 July 2007 the fair value for those restricted shares with the PBT performance condition was determined as £6.21 by applying the Black-Scholes option pricing model. A discount was applied to the restricted shares with the TSR performance condition, by applying the Monte Carlo model. The fair value for these restricted shares was determined to be £2.20 and £2.28.

For the awards made on 12 November 2007, the fair value for those restricted shares with the PBT performance condition was determined as £5.54 by applying the Black-Scholes option pricing model. A discount was applied to the restricted shares with the TSR performance condition, by applying the Monte Carlo model. The fair value for these restricted shares was determined to be £1.97 and £2.03.

As dividends accrue during the vesting period, expected dividends were not incorporated into the measurement of fair value. The key factors used in determining the fair value of the options were as follows:

| | 26 July 2007 | 21 November 2007 |
|---|---|---|
| Weighted average share price at grant date | £6.21 | £5.54 |
| Exercise price | – | – |
| Option life | Equivalent to vesting period | Equivalent to vesting period |
| Expected volatility | 28.5% | 28.5% |
| Risk free interest rate | 5.7% | 4.4% |

Expected volatility was determined by calculating the historic annualised standard deviation of the continuously compounded rates of return on the shares over a period of time, prior to the grant, equivalent to the life of the option. As share price information was only available for Burberry Group plc from July 2002 an average of a comparator group of companies was used prior to this date. The average expected volatility over the life of the option was used.

### 28. Related party transactions

Transactions between the Company and its subsidiaries, which are related parties of the Company, have been eliminated on consolidation and are not disclosed in this note. The only related party transactions relate to total compensation paid to key management, who are defined as the Board of Directors. With effect from 1 April 2007 certain members of senior management have been included under the definition of key management personnel. The total compensation paid during the year was as follows:

| | Year to 31 March 2008 £m | Year to 31 March 2007 £m |
|---|---|---|
| Salaries and short term benefits | 8.4 | 6.2 |
| Post-employment benefits | 0.4 | 0.5 |
| Share based compensation | 4.5 | 2.3 |
| **Total** | **13.3** | 9.0 |

In addition, aggregate gains on the exercise of options in the year to 31 March 2008 were £4.4m (2007: £14.2m).

## 29. Principal subsidiaries

| Company | Country of incorporation | Nature of business |
|---|---|---|
| **Europe**[1] | | |
| Burberry Limited | UK | Luxury goods retailer, wholesaler and licensor |
| Burberry Italy Retail Limited | UK | Luxury goods retailer |
| The Scotch House Limited[2] | UK | Luxury goods brand and licensor |
| Woodrow-Universal Limited[2] | UK | Textile manufacturer |
| Burberry France SASU | France | Luxury goods retailer and wholesaler |
| Burberry (Suisse) SA[2] | Switzerland | Luxury goods retailer |
| Burberry Italy SRL[2] | Italy | Luxury goods wholesaler |
| Burberry (Deutschland) GmbH | Germany | Luxury goods retailer and wholesaler |
| Burberry (Austria) GmbH | Austria | Luxury goods retailer |
| Burberry Antwerp N.V. | Belgium | Luxury goods retailer |
| Burberry Czech Republic s.r.o. | Czech Republic | Luxury goods retailer |
| Burberry Hungary Kft. | Hungary | Luxury goods retailer |
| Burberry Ireland Limited | Ireland | Luxury goods retailer |
| Burberry Netherlands BV | Netherlands | Luxury goods retailer |
| **Spain** | | |
| Burberry (Spain) S.A. | Spain | Luxury goods retailer and wholesaler |
| Burberry (Spain) Retail SL | Spain | Luxury goods retailer |
| **Americas** | | |
| Burberry Limited | USA | Luxury goods retailer |
| Burberry (Wholesale) Limited | USA | Luxury goods wholesaler |
| **Asia Pacific** | | |
| Burberry Asia Limited | Hong Kong | Luxury goods retailer and wholesaler |
| Burberry (Singapore) Distribution Company Pte Ltd | Singapore | Luxury goods retailer and wholesaler |
| Burberry Pacific Pty Ltd | Australia | Luxury goods retailer and wholesaler |
| Burberry Korea Limited | Republic of Korea | Luxury goods retailer and wholesaler |
| Burberry (Taiwan) Co Ltd | Taiwan | Luxury goods retailer |
| Burberry (Malaysia) Sdn. Bhd | Malaysia | Luxury goods retailer |
| Burberry Japan K.K. | Japan | Luxury goods retailer, wholesaler and licensor |

[1] Excluding Spain.

[2] Held directly by Burberry Group plc.

All principal subsidiary undertakings are wholly owned as at 31 March 2008 and operate in the country in which they are incorporated with the exception of Burberry Italy Retail Limited, which operates principally in Italy. All the subsidiary undertakings have been consolidated as at 31 March 2008. Non-operating intermediate holding and financing companies are excluded from the list above.

# FIVE YEAR SUMMARY

| Year to 31 March | UK GAAP | | IFRS | | | |
|---|---|---|---|---|---|---|
| Revenue by product | 2004 £m | 2005 £m | 2005 £m | 2006 £m | 2007 £m | **2008 £m** |
| Womenswear | 225.7 | 242.1 | 242.1 | 249.3 | 305.5 | **345.2** |
| Menswear | 190.1 | 194.5 | 194.5 | 206.2 | 227.0 | **247.8** |
| Non-apparel | 178.4 | 185.0 | 185.0 | 189.2 | 211.2 | **289.7** |
| Other | 14.6 | 15.5 | 15.5 | 17.1 | 20.5 | **27.9** |
| Licensing | 67.0 | 78.4 | 78.4 | 81.1 | 86.1 | **84.8** |
| **Total** | 675.8 | 715.5 | 715.5 | 742.9 | 850.3 | **995.4** |
| **Revenue by destination** | £m | £m | £m | £m | £m | **£m** |
| Europe[1] | 179.1 | 186.4 | 186.4 | 191.5 | 229.8 | **291.8** |
| Spain | 155.8 | 150.0 | 150.0 | 134.1 | 151.8 | **161.6** |
| Americas | 160.9 | 164.1 | 164.1 | 177.9 | 196.5 | **234.8** |
| Asia Pacific | 109.0 | 130.0 | 130.0 | 144.6 | 167.5 | **189.1** |
| Rest of World | 4.0 | 6.6 | 6.6 | 13.7 | 18.6 | **33.3** |
| Retail/wholesale | 608.8 | 637.1 | 637.1 | 661.8 | 764.2 | **910.6** |
| Licensing | 67.0 | 78.4 | 78.4 | 81.1 | 86.1 | **84.8** |
| **Total** | 675.8 | 715.5 | 715.5 | 742.9 | 850.3 | **995.4** |
| **Revenue by channel** | £m | £m | £m | £m | £m | **£m** |
| Retail | 257.4 | 265.2 | 265.2 | 318.5 | 410.1 | **484.4** |
| Wholesale | 351.4 | 371.9 | 371.9 | 343.3 | 354.1 | **426.2** |
| Licensing | 67.0 | 78.4 | 78.4 | 81.1 | 86.1 | **84.8** |
| **Total** | 675.8 | 715.5 | 715.5 | 742.9 | 850.3 | **995.4** |
| **Profit by channel** | £m | £m | £m | £m | £m | **£m** |
| Retail/wholesale | 86.6 | 98.5 | 94.3 | 96.2 | 111.7 | **135.6** |
| Licensing | 56.0 | 67.0 | 67.0 | 69.4 | 73.4 | **70.6** |
| **Operating profit before Atlas, relocation of Headquarters and Treorchy costs** | 142.6 | 165.5 | 161.3 | 165.6 | 185.1 | **206.2** |
| Net interest income/(expense) | 2.3 | 4.9 | 4.9 | 2.5 | (0.7) | **(6.0)** |
| Project Atlas costs | – | – | – | (11.1) | (21.6) | **(19.6)** |
| Treorchy closure costs | – | – | – | – | (6.5) | **-** |
| Relocation of Headquarters net profit | – | – | – | – | – | **15.1** |
| Exceptional/material items | 2.2 | 0.8 | – | – | – | **-** |
| Goodwill amortisation | (6.8) | (6.8) | – | – | – | **-** |
| **Profit on ordinary activities before taxation** | 140.3 | 164.4 | 166.2 | 157.0 | 156.3 | **195.7** |
| Tax on profit on ordinary activities | (47.3) | (54.5) | (54.3) | (50.6) | (46.1) | **(60.5)** |
| **Profit on ordinary activities after taxation/Attributable profit** | 93.0 | 109.9 | 111.9 | 106.4 | 110.2 | **135.2** |
| **Margin analysis** | % | % | % | % | % | **%** |
| Gross margin as percentage of revenue | 57.9 | 59.3 | 59.3 | 60.0 | 61.3 | **62.1** |
| Retail/wholesale adjusted operating profit[2] as a percentage of revenue | 14.2 | 15.5 | 14.8 | 14.5 | 14.6 | **14.9** |
| Licensing adjusted operating profit[2] as a percentage of revenue | 83.6 | 85.5 | 85.5 | 85.6 | 85.2 | **83.3** |
| Total adjusted operating profit[2] as a percentage of revenue | 21.1 | 23.1 | 22.5 | 22.3 | 21.8 | **20.7** |

[1] Excluding Spain.

[2] Adjusted for Atlas costs, relocation of Headquarters and Treorchy costs.

| Year to 31 March | UK GAAP | | IFRS | | | |
|---|---|---|---|---|---|---|
| **Earnings and dividends** | 2004 pence per share | 2005 pence per share | 2005 pence per share | 2006 pence per share | 2007 pence per share | **2008 pence per share** |
| Earnings per share – basic | 18.8 | 22.2 | 22.7 | 22.9 | 25.2 | **31.3** |
| Adjusted earnings per share – basic | 19.8[1] | 23.4[1] | n/a | 24.7[2] | 29.7[2] | **32.4[2]** |
| Earnings per share – diluted | 18.4 | 21.8 | 22.2 | 22.3 | 24.7 | **30.5** |
| Adjusted earnings per share – diluted | 19.4[1] | 23.0[1] | n/a | 24.1[2] | 29.1[2] | **31.6[2]** |
| Dividend per share (on an accruals basis) | 4.5 | 6.5 | 6.5 | 8.0 | 10.5 | **12.0** |
| Diluted weighted average number of ordinary shares in issue during the year | 505.9m | 504.6m | 504.5m | 477.6m | 446.1m | **442.8m** |
| Dividend cover (on an accruals basis)[3] | 4.3 | 3.5 | 3.4 | 3.0 | 2.8 | **2.6** |

| As at 31 March | UK GAAP | | IFRS | | | |
|---|---|---|---|---|---|---|
| **Balance sheet** | 2004 £m | 2005 £m | 2005 £m | 2006 £m | 2007 £m | **2008 £m** |
| Fixed assets, investments and other intangible assets | 150.7 | 167.0 | 165.6 | 181.2 | 179.5 | **197.8** |
| Working capital (excluding cash and borrowings) | 66.6 | 77.7 | 79.6 | 121.7 | 136.1 | **260.0** |
| Other long term liabilities | (10.8) | (9.8) | (10.1) | (19.2) | (12.2) | **(13.7)** |
| **Net operating assets** | 206.5 | 234.9 | 235.1 | 283.7 | 303.4 | **444.1** |
| Goodwill | 110.6 | 107.1 | 114.0 | 121.2 | 116.9 | **130.1** |
| Deferred consideration for acquisitions | (31.7) | (32.7) | (32.7) | (11.5) | (10.0) | **-** |
| Cash at bank, net of overdraft and borrowings | 157.9 | 169.9 | 169.9 | 12.5 | (2.8) | **(64.2)** |
| Taxation (including deferred taxation) | 1.0 | (2.9) | (14.0) | (19.3) | (10.6) | **(14.7)** |
| Dividends payable | (14.9) | (21.7) | – | – | – | **-** |
| **Net assets** | 429.4 | 454.6 | 472.3 | 386.6 | 396.9 | **495.3** |

| Year to 31 March | UK GAAP | | IFRS | | | |
|---|---|---|---|---|---|---|
| **Cash flow** | 2004 £m | 2005 £m | 2005 £m | 2006 £m | 2007 £m | **2008 £m** |
| Adjusted operating profit | 142.6[1] | 165.5[1] | 161.3[2] | 165.6[2] | 185.1[2] | **206.2[2]** |
| Project Atlas costs | – | – | – | (11.1) | (21.6) | **(19.6)** |
| Treorchy closure costs | – | – | – | – | (6.5) | **-** |
| Relocation of Headquarters net profit | – | – | – | – | – | **15.1** |
| Operating profit | 142.6 | 165.5 | 161.3 | 154.5 | 157.0 | **201.7** |
| Depreciation, impairment and amortisation charges | 28.5 | 24.4 | 24.4 | 24.9 | 26.7 | **32.2** |
| Loss/(profit) on disposal of fixed assets and similar non-cash charges | 1.7 | (1.1) | (1.1) | (1.6) | 1.1 | **(19.1)** |
| Fair value losses on derivative instruments | – | – | – | - | - | **(0.5)** |
| Charges in respect of employee share incentive schemes | 3.6 | 5.3 | 9.5 | 7.4 | 10.8 | **14.3** |
| (Increase)/decrease in inventories | (7.5) | (12.8) | (12.9) | (17.8) | (33.4) | **(122.6)** |
| (Increase)/decrease in receivables | (1.5) | (7.3) | (7.3) | 2.2 | (33.8) | **(29.1)** |
| Increase/(decrease) in payables | 18.2 | 1.5 | 1.5 | (21.2) | 32.8 | **28.8** |
| Net cash inflow from operations before capital expenditure | 185.6 | 175.5 | 175.4 | 148.4 | 161.2 | **105.7** |
| Purchase of tangible and intangible fixed assets | (28.8) | (37.2) | (37.2) | (30.7) | (34.3) | **(48.5)** |
| Proceeds from sale of property, plant and equipment | – | 3.1 | 3.1 | 3.6 | 0.1 | **28.3** |
| **Net cash inflow from operations adjusted for capital expenditure** | 156.8 | 141.4 | 141.3 | 121.3 | 127.0 | **85.5** |

[1] Adjusted for goodwill amortisation and exceptional items.
[2] Adjusted for Atlas, relocation of Headquarters and Treorchy costs.
[3] Based on adjusted earnings per share – diluted.

# COMPANY BALANCE SHEET

| | Note | As at 31 March 2008 £m | As at 31 March 2007 restated £m |
|---|---|---|---|
| **ASSETS** | | | |
| **Non-current assets** | | | |
| Investments in Group companies | D | **1,197.4** | 1,154.0 |
| Debtors receivable after one year | E | **20.0** | 682.2 |
| | | **1,217.4** | 1,836.2 |
| **Current assets** | | | |
| Debtors receivable within one year | E | **755.5** | 40.7 |
| Derivative assets | | **0.6** | 1.3 |
| Cash and cash equivalents | F | **0.2** | 0.7 |
| | | **756.3** | 42.7 |
| **LIABILITIES** | | | |
| **Current liabilities** | | | |
| Creditors payable within one year | G | **(1,328.4)** | (90.9) |
| Derivative liabilities | | **–** | (0.1) |
| **Net current assets** | | **(572.1)** | (48.3) |
| **Total assets less current liabilities** | | **645.3** | 1,787.9 |
| Creditors payable after one year | H | **–** | (1,175.0) |
| **Net assets** | | **645.3** | 612.9 |
| **EQUITY** | | | |
| Share capital | I | **0.2** | 0.2 |
| Share premium | I | **174.3** | 167.3 |
| Capital reserve | I | **0.9** | 0.9 |
| Hedging reserve | I | **(0.1)** | – |
| Profit and loss account | I | **470.0** | 444.5 |
| **Total equity** | I | **645.3** | 612.9 |

The financial statements on pages 142 to 147 were approved by the Board on 27 May 2008 and signed on its behalf by:

**John Peace**
Chairman

**Stacey Cartwright**
Chief Financial Officer

### A. Basis of preparation

Burberry Group plc ('the Company') is the parent Company of the Burberry Group. Burberry Group plc is listed on the London Stock Exchange and its principal business is investment.

Burberry Group is a luxury goods manufacturer, wholesaler and retailer in Europe, the Americas and Asia Pacific; licensing activity is also carried out, principally in Japan. All of the companies, which comprise Burberry Group, are owned by the Company directly or indirectly.

These financial statements have been prepared on a going concern basis under the historical cost convention with the exception of financial instruments which are included in the financial statements at fair value and in accordance with applicable accounting standards in the United Kingdom and the Companies Act 1985.

### B. Accounting policies

The principal accounting policies adopted in the preparation of these financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated. Changes to accounting policies and presentation are set out in note C.

Share schemes
Incentive plans
Employees in Burberry Group (including directors) receive certain share incentives, relating to Burberry Group plc shares.

The cost of the share incentives is measured with reference to the fair value of the equity instruments awarded at the date of grant. The Black-Scholes option pricing model is used to determine the fair value of the award made. The impact of performance conditions is not considered in determining the fair value on the date of grant, except for conditions linked to the price of Burberry Group plc shares i.e. market conditions. Vesting conditions which relate to non-market conditions are allowed for in the assumptions about the number of options expected to vest. The estimate of the number of options expected to vest is revised at each balance sheet date.

The cost of the share based incentives are recharged and recognised as an expense over the vesting period of the awards in the entity employing the relevant employees receiving the share awards. A corresponding increase in equity is recognised in Burberry Group plc.

The proceeds received from the exercise of the equity instruments awarded, net of any directly attributable transaction costs, are credited to share capital and share premium in Burberry Group plc.

Full disclosures are presented in note 27 of the consolidated financial statements.

Dividend distribution
Dividend distributions to Burberry Group plc's shareholders are recognised as a liability in the period in which the dividends are approved by the shareholders for the final dividend or paid in respect of the interim dividend.

Investments in Group companies
Investments in Group companies are stated at cost, less any provisions to reflect impairment in value.

Loans to Group companies are considered to be part of the net investment in the subsidiary and any foreign exchange gain or losses made of these loans is recognised in the profit and loss account.

Impairment of assets
Assets that have an indefinite useful economic life are not subject to amortisation and are tested annually for impairment. Assets that are subject to amortisation are reviewed for impairment whenever events or changes in circumstance indicate that the carrying amount may not be recoverable. An impairment loss is recognised for the amount by which the carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purpose of assessing impairment, assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units).

Taxation including deferred tax
Deferred taxation is recognised as a liability or asset if transactions have occurred at the balance sheet date that give rise to an obligation to pay more taxation in future, or a right to pay less taxation in future. An asset is not recognised to the extent that the realisation of economic benefits in the future is uncertain. Deferred tax assets and liabilities are not discounted.

Share capital
Ordinary shares are classified as equity. Incremental costs directly attributable to the issue of new shares or options are shown in equity as a deduction, net of tax, from the proceeds.

### B. Accounting policies (continued)

Where the Company purchases its own equity share capital (treasury shares), the consideration paid, including any directly attributable incremental costs, is deducted from equity attributable to the Company's equity holders until the shares are cancelled, reissued or disposed of. Where such shares are subsequently sold or reissued, any consideration received, net of any directly attributable incremental transaction costs and the related income tax effects, is included in equity attributable to the Company's equity holders.

Financial instruments
Financial instruments are reported and measured in accordance with FRS 25 and FRS 26 respectively. The Company used the exemption not to present FRS 25 disclosures in the notes to the entity financial statements as full equivalent disclosures are presented within the consolidated financial statements.

Foreign currency transactions
Transactions denominated in foreign currencies are translated into sterling at the exchange rate ruling at the date of the transaction. Monetary assets and liabilities denominated in foreign currencies, which are held at the year end, are translated into sterling at the exchange rate ruling at the balance sheet date. Exchange differences on monetary items are recognised in the profit and loss account in the period in which they arise.

Cash flow statement
The Company is exempt from the requirement to prepare a cash flow statement under FRS 1 (revised 1996) 'Cash flow statements', as it is a part of Burberry Group and the cash flow for the Group is included in the consolidated financial statements of Burberry Group.

Related party transactions
FRS 8, 'Related Party Disclosures' requires the disclosure of the details of material transactions and balances between the reporting entity and related parties. The Company has taken advantage of the exemption under the terms of FRS 8, not to disclose details of transactions with entities that are part of Burberry Group.

### C. Changes in accounting policies and presentation

The Accounting Standards Board has issued a new Financial Reporting Standard in the year to 31 March 2008, which impacted on the financial statements for the Company.

The results for the year to 31 March 2008 have incorporated the impact of UITF 44, which provides guidance on applying FRS 20. The adoption of UITF 44 had no material impact on the reported results or net assets of the Company for 31 March 2008 and 2007, however the overall impact is an increase in investments in Group companies and decrease in amounts receivable from Group companies of £55.9m (2007: £41.5m). Investments in Group companies as at 31 March 2006 have been increased by £30.7m. The Company balance sheet as at 31 March 2007 and related notes D and E have been restated to include the impact of UITF 44.

The ageing profile of amounts receivable from Group companies after one year and loan balances payable to Group companies after one year at 31 March 2007 has been restated in notes E and H due to a review of payment terms.

### D. Investments in Group companies

| Cost | £m restated |
|---|---|
| **As at 31 March 2006** | 1,143.2 |
| Additions | 10.8 |
| **As at 31 March 2007** | 1,154.0 |
| Additions | 43.4 |
| **As at 31 March 2008** | 1,197.4 |

The principal subsidiaries of the Burberry Group are listed in note 29 of the Group financial statements.

Burberry Group plc is registered in England and Wales and its registered number is 03458224.

## E. Debtors

| | As at 31 March 2008 £m | As at 31 March 2007 restated £m |
|---|---|---|
| Corporation tax | 9.6 | 7.8 |
| Amounts receivable from Group companies | 745.9 | 32.9 |
| **Total debtors receivable within one year** | 755.5 | 40.7 |
| Amounts receivable from Group companies | 20.0 | 682.2 |
| **Total debtors receivable after one year** | 20.0 | 682.2 |
| **Total debtors** | 775.5 | 722.9 |

The loans receivable from Group companies are interest bearing. The interest rate earned is based on relevant national LIBOR equivalents.

The maturity of debtors due after one year is as follows:

| | As at 31 March 2008 £m | As at 31 March 2007 restated £m |
|---|---|---|
| Between 1 and 2 years | – | 682.2 |
| Between 2 and 3 years | – | – |
| Between 3 and 4 years | 20.0 | – |
| Over 5 years | – | – |
| **Total debtors** | 20.0 | 682.2 |

## F. Cash and cash equivalents

| | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Cash and cash equivalents | 0.2 | 0.7 |

Cash at bank and in hand earns interest based on the relevant LIBOR equivalents.

## G. Creditors payable within one year

| | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Unsecured: | | |
| Trading balances payable to Group companies | 59.2 | 40.1 |
| Loan balances payable to Group companies | 1,269.0 | 50.4 |
| Accruals and deferred income | 0.2 | 0.4 |
| **Total** | 1,328.4 | 90.9 |

## H. Creditors payable after one year

| | As at 31 March 2008 £m | As at 31 March 2007 £m |
|---|---|---|
| Unsecured: | | |
| Amounts payable to Group companies | – | 1,175.0 |

The maturity of long-term liabilities is as follows:

| | As at 31 March 2008 £m | As at 31 March 2007 restated £m |
|---|---|---|
| Between one and two years | – | 1,175.0 |
| Between two and three years | – | – |
| Between three and four years | – | – |
| Over five years | – | – |
| Total | – | 1,175.0 |

The long-term liabilities are interest bearing. The interest rate incurred is based on relevant national LIBOR equivalents.

## I. Equity

| | 2008 £m | 2007 £m |
|---|---|---|
| **Authorised share capital** | | |
| 1,999,999,998,000 (2007: 1,999,999,998,000) Ordinary Shares of 0.05p (2007: 0.05p) each | **1,000.0** | 1,000.0 |
| 1,600,000,000 redeemable preference shares of 0.05p (2007: 0.05p) each | **0.8** | 0.8 |
| Total | **1,000.8** | 1,000.8 |

| **Allotted, called up and fully paid share capital** | Number | £m |
|---|---|---|
| Ordinary Shares of 0.05p (2007: 0.05p) each | | |
| As at 1 April 2007 | 437,779,382 | 0.2 |
| Allotted on exercise of options during the year | 1,081,064 | – |
| Cancelled on repurchase of own shares | (6,198,167) | – |
| **As at 31 March 2008** | **432,662,279** | 0.2 |

### I. Equity (continued)

Reconciliation of movement in Company shareholders' funds

| | Share capital £m | Share premium £m | Capital reserve £m | Profit and loss account £m | Hedging reserve £m | Total equity £m |
|---|---|---|---|---|---|---|
| **As at 1 April 2006** | 0.2 | 151.8 | 0.9 | 541.1 | – | 694.0 |
| Retained loss for the year before dividends paid | – | – | – | (14.8) | – | (14.8) |
| Dividends paid | – | – | – | (36.5) | – | (36.5) |
| Total recognised expense for the year | – | – | – | (51.3) | – | (51.3) |
| Employee share option scheme | | | | | | |
| – value of share options granted | – | – | – | 10.8 | – | 10.8 |
| – exercise of share options | – | 15.5 | – | – | – | 15.5 |
| Share buy back costs | – | – | – | (62.2) | – | (62.2) |
| Sale of shares by ESOPs | – | – | – | 6.1 | – | 6.1 |
| **As at 31 March 2007** | 0.2 | 167.3 | 0.9 | 444.5 | – | 612.9 |
| Retained profit for the year before dividends paid | – | – | – | 95.3 | – | 95.3 |
| Dividends paid | – | – | – | (47.4) | – | (47.4) |
| Total recognised income for the year | – | – | – | 47.9 | – | 47.9 |
| Employee share option scheme | | | | | | |
| – value of share options granted | – | – | – | 14.3 | – | 14.3 |
| – exercise of share options | – | 7.0 | – | – | – | 7.0 |
| Share buy back costs | – | – | – | (39.6) | – | (39.6) |
| Cash flow hedge loss deferred in equity | – | – | – | – | (0.1) | (0.1) |
| Purchase of shares by ESOPs | – | – | – | (1.5) | – | (1.5) |
| Sale of shares by ESOPs | – | – | – | 4.4 | – | 4.4 |
| **As at 31 March 2008** | **0.2** | **174.3** | **0.9** | **470.0** | **(0.1)** | **645.3** |

Profit on ordinary activities, but before dividends payable, was £95.3m (2007: loss £14.8m). As permitted by section 230 of the Companies Act 1985, the Company has not presented its own profit and loss account. The Company audit fee was £0.5m (2007: £0.3m). Dividend disclosures are provided in note nine of the Group accounts.

During the year to 31 March 2008, the Company repurchased and subsequently cancelled 6,198,167 (2007: 12,281,000) ordinary shares, representing 1.4% (2007: 2.7%) of the issued share capital, at a total cost of £39.6m (2007: £62.2m). The nominal value of the shares was £3,099 (2007: £6,141) which was transferred to a capital redemption reserve. The profit and loss account was reduced by £39.6m (2007: £62.2m).

The cost of own shares held in the Burberry Group ESOP Trusts has been offset against the profit and loss account, as the amounts paid reduce the profits available for distribution by the Burberry Group and the Company. As at 31 March 2008 the amounts offset against this reserve are £4.9m (2007: £9.2m).

The capital reserve consists of non-distributable reserves and the capital redemption reserve arising on the purchase of own shares.

### J. Contingent liabilities

Burberry Group plc, together with Burberry Limited, Burberry Spain SA, Burberry Asia Limited, Burberry (Wholesale) Limited (US) and Burberry Limited (US) make up the Guarantor Group for a £200m five year multi currency revolving facility agreement which commenced on 30 March 2005. The facility was co-ordinated by HSBC Bank plc (Co-ordinator and Agent) and the mandated lead arrangers were Barclays Capital, HSBC Bank plc, Lloyds TSB Bank plc, The Royal Bank of Scotland plc and Societe General S.A.. All have an equal commitment of £40m each. Interest is charged on this loan at LIBOR plus 0.325% per annum on drawings less than £100m and at LIBOR plus 0.375% per annum on drawings over £100m.

A potential liability may arise in the future if one of the Group members defaults on the loan facility. Each guarantor, including Burberry Group plc would be liable to cover the amounts outstanding, including principal and interest elements.

### K. Employee costs

No employees were employed by the Company during the year to 31 March 2008 (2007: nil).

# SHAREHOLDER INFORMATION

### Registrar
Any enquiries relating to your shareholding, for example transfers of shares, change of name or address, amalgamation of share accounts, lost share certificates or dividend cheques, should be referred to the Company's Registrar, Equiniti Limited, Aspect House, Spencer Road, Lancing, West Sussex , BN99 6DA, telephone: 0871 384 2839 (or +44 121 415 7047 from outside the UK).

In addition, Equiniti offer a range of shareholder information online at www.shareview.co.uk. A textphone facility for those with hearing difficulties is available by calling: 0871 384 2266 (or +44 121 415 7028 from outside the UK).

### Share dealing
Equiniti Limited offer a telephone and internet dealing service. Terms and conditions and details of the commission charges are available on request.

For telephone dealing please telephone 0845 603 7037 between 8.00am and 4.30pm, Monday to Friday, and for internet dealing visit www.shareview.co.uk/dealing. Shareholders will need the reference number shown on their share certificate.

### ShareGift
Shareholders with a small number of shares, the value of which makes them uneconomic to sell, may wish to consider donating their shares to charity through ShareGift, a donation scheme operated by The Orr Mackintosh Foundation (registered charity 1052686). A ShareGift donation form can be obtained from Equiniti Limited. Further information is available at www.sharegift.org or by telephone on +44 (0) 20 7930 3737.

### Amalgamating share accounts
Shareholders who have more than one account due to inconsistency in the name and address details may avoid duplicate mailings by asking the Registrar to amalgamate their holdings.

### Share price information
The latest Burberry Group plc share price is available on the Group's website at www.burberryplc.com.

### Dividend Reinvestment Plan
The Group's Dividend Reinvestment Plan (DRIP) enables shareholders to use their cash dividends to buy further shares in the Company. Full details of the DRIP can be obtained from the Registrars. If you would like your final and future dividends to qualify for the DRIP completed application forms must be returned to the Registrars by 17 July 2008.

### Dividends payable in foreign currencies
The Registrar is able to pay dividends to shareholders in over 30 countries worldwide through the Overseas Payment Service. An administrative fee will be deducted from each dividend payment. Contact the Registrar for further information.

### Demerger from GUS plc - capital gains tax
Following the demerger of Burberry, and the GUS plc share consolidation, the base cost (for UK capital gains tax purposes) of Burberry shares is calculated by reference to the base cost of any old GUS plc shares held at 7.00am on 13 December 2005. The base cost of a Burberry share is 13.103% of the base cost of old GUS shares.

### Electronic communication
Shareholders may at any time choose to receive all shareholder documentation in electronic form via the internet, rather than through the post in paper format. Shareholders who decide to register for this option will receive an email each time a statutory document is published on the internet. Shareholders who wish to receive documentation in electronic form should register at www.shareview.co.uk.

### Company website
This Annual Report and other information on Burberry including share price information and results announcements, is available via the internet on the Group's website at www.burberryplc.com.

### Financial calendar

| | |
|---|---|
| First quarter trading update | 15 July 2008 |
| Annual General Meeting | 17 July 2008 |
| First half trading update | 14 October 2008 |
| Interim results announcement | 18 November 2008 |
| Third quarter trading update | January 2009 |
| Second half trading update | April 2009 |
| Preliminary results announcement | May 2009 |

### Dividends

| | |
|---|---|
| Record date | 4 July 2008 |
| Final date for return of DRIP mandate forms | 17 July 2008 |
| Payment date and DRIP purchase | 31 July 2008 |
| Interim dividend payable | Expected January 2009 |

An interim dividend of 3.35p per share was paid on 31 January 2008. A final dividend of 8.65p per share has been proposed and, subject to approval at the Annual General Meeting on 17 July 2008, will be paid on 31 July 2008 to shareholders on the register at the close of business on 4 July 2008.

Dividends can be paid by BACS directly into a UK bank account, with the tax voucher being sent to the shareholders address. A dividend mandate form is available from the Registrar or at www.shareview.co.uk.

### Unauthorised brokers (boiler room scams)

Shareholders are advised to be very wary of any unsolicited advice, offers to buy shares at a discount or offers of free company reports. These are typically from overseas based 'brokers' who target UK shareholders offering to sell them what often turn out to be worthless or high risk shares in US or UK investments.

More detailed information can be found on the FSA website, at www.moneymadeclear.fsa.gov.uk.

If you receive unsolicited investment advice:

- Make sure you get the correct name of the person and organisation.
- Check that they are properly authorised by the FSA before getting involved. You can check this at www.fsa.gov.uk/register.
- The FSA also maintains a list of unauthorised overseas firms who are targeting, or have targeted, UK investors. This list can be found at http://www.fsa.gov.uk/pages/doing/regulated/law/alerts/index.shtml
- Any approach from such organisations should be reported to the FSA using the online form so that this list can be kept up to date and any other appropriate action can be considered.
- Inform our Registrars.

If you deal with an unauthorised firm, you would not be eligible to receive payment under the Financial Services Compensation Scheme.

Details of any sharedealing facilities that the Company endorses will only be included in Company mailings.

### Registered office

Burberry Group plc
18-22 Haymarket
London
SW1Y 4DQ

Telephone: +44 (0)20 7968 0000
Fax: +44 (0)20 7980 2950
www.burberryplc.com

Registered in England and Wales
Registered Number 03458224

# EXECUTIVE DIRECTORS AND MANAGEMENT

## Executive directors

**Angela Ahrendts**
Chief Executive Officer

**Stacey Cartwright**
Executive Vice President
Chief Financial Officer

## Senior management

**Christopher Bailey**
Creative Director

**Joy Frommer**
President, Europe

**Laura Hall**
Senior Vice President
Merchandising and Planning

**Andy Janowski**
Senior Vice President
Supply Chain

**Andrew Maag**
Senior Vice President
Menswear

**Michael Mahony**
Senior Vice President
Commercial Affairs and General Counsel

**Sarah Manley**
Senior Vice President
Marketing and Communications

**Matt McEvoy**
Senior Vice President
Strategy and Licensing

**Pascal Perrier**
President, Asia

**Paul Price**
Senior Vice President
Non-Apparel

**Reg Sindall**
Executive Vice President
Corporate Resources

**Michele Smith**
Senior Vice President
Womenswear

**Eugenia Ulasewicz**
President, Americas

END